Form 10-K, Exhibit 13
period 1995-07-31
SL INDUSTRIES INC
filed 1995-10-30
CIK 89270

                                                                      EXHIBIT 13

OPERATIONS REVIEW SL INDUSTRIES, INC. AND SUBSIDIARIES


PARTNERSHIPS WITH CUSTOMERS FUEL GROWTH

At SL Industries, we work in partnership with our customers to develop creative solutions for their Power and Data Quality problems. We have re-engineered our work flow and manufacturing processes to enable us to produce, in a timely and cost-effective fashion, individual products or entire product lines, custom-designed to meet the specific needs of our customers -- a process we call "mass customization."

Each of our businesses form dedicated task forces across departmental lines -- including marketing, manufacturing, distribution, design and engineering employees -- to address our customers' unique product requirements. Each team of highly skilled employees works together, from design and prototype through final delivery of a product, in partnership with our customers.

This focus on partnership adds value to SL Industries' products, as reflected in our third consecutive year of increased market share in our core businesses. The following is a summary of the progress each of our subsidiaries has made and their plans for the future:

SL WABER, a designer and producer of over 200 models and configurations of multiple outlet strips, surge suppressors, voltage regulators, power conditioners and uninterruptible and standby power supplies, enjoyed its greatest sales success during fiscal 1995. This success is a result of the subsidiary's efforts in three major areas -- continued expansion of Waber's markets, improvement in operational capabilities and intensive new product development.

Already serving a wide range of OEMs, electronics and electrical supply distributors and dealers, and office and computer product dealers, Waber continued to increase its sales base through the expansion of business with current customers, as well as through expansion into new distribution channels. During fiscal 1995, Waber added Computer City, Montgomery Ward, MCM Electronics, Digital Equipment and Sprint to its growing number of impressive customers.

By improving manufacturing operations and by reconfiguring its manufacturing floor, Waber was able to increase its total number of production lines by 40 percent. These improvements resulted in greater efficiency and flexibility, allowing Waber to exploit, more fully, its ability to offer custom solutions to customers.

Waber's new line of low-cost uninterruptible power supply (UPS) products, enable it to be competitive with all of the major manufacturers in the industry and, early in fiscal 1996, Waber will introduce a new line of plastic and metal UPS products. The new Datagard line combines superior technology with competitive prices and includes the industry's only solid-state phone line protection. The Satellite protection product line continues to expand and now includes Digital Satellite (DSS), as well as many other variations which are rapidly gaining popularity. Later in fiscal 1996, Waber will introduce a new under-the-monitor power center and a patented save-and-restore system for data protection. In addition, Waber was chosen as a supplier to Steelcase, who provides work centers for Marriott hotel rooms worldwide. Waber's power strip is currently incorporated into these work centers.

By broadening its product line and expanding its manufacturing capabilities, Waber is positioned to identify new and innovative opportunities to better serve its customers.

OPERATIONS REVIEW SL INDUSTRIES, INC. AND SUBSIDIARIES


TEAL, the newest member of SL's Power and Data Quality group, is taking advantage of the continued trend toward outsourcing. By working in partnership with world-class OEM customers, Teal helps them reduce costs and time-to-market, as well as increase system performance and customer satisfaction.

Teal's custom products, known as Power Conditioning and Distribution Units, provide voltage conversion and stabilization, system control and power distribution and help with federal agency approvals for computerized systems, such as MRI scanners, chip testers and cellular radio systems. Customers in the printing, semiconductor, medical imaging and telecommunications industries look to Teal's unique capabilities which allow for the rapid development of custom products which are incorporated into their own systems.

By focusing on select vertical markets that exhibit growth potential and capitalize on Teal's capabilities, SL's newest subsidiary is positioning itself as a leading supplier of AC power systems. Teal's strong position in the semiconductor and medical imaging markets fueled most of its growth in fiscal 1995. In addition, Teal entered the printing and telecommunications markets during the year and will focus on further developing its presence in these markets during fiscal 1996.

Through the expansion of its extensive library of 3-D drawings and the use of computerized design tools, such as 3-D "virtual prototyping," Teal will continue to work in partnership with its customers to develop new quality custom power system solutions.


CONDOR, a designer and manufacturer of standard and custom AC-DC power supplies, also works closely with its customers and has continued to increase its share of the expanding medical device market through its reputation and commitment to providing customers with technical excellence, the ability to meet demanding specifications, and a thorough understanding of the industry's significant regulatory issues.

In addition to serving the medical industry, Condor also serves the industrial, instrumentation, and computer peripheral markets, and has had recent success in targeting select areas within the massive telecommunications market, which contributed to growth in fiscal 1995 and will continue to contribute to future growth.

Condor has increased its presence in the marketplace by introducing a new line of low-cost, low-power units specifically targeted for sale through distributors who typically serve smaller OEMs. In addition, Condor continues to expand the market for its Rainbow series of standard mid-range power supplies, first introduced during fiscal 1994.

Condor's dedication to continuous improvement in manufacturing processes yielded a 15 percent increase in productivity in fiscal 1995 and will remain a primary focus of the subsidiary in fiscal 1996 and beyond.

Working closely with its customers in a highly technical, creative and innovative manner, Condor has achieved considerable success and it has targeted selective niche areas in the telecommunications industry to help drive future growth.

SL MONTEVIDEO TECHNOLOGY, a technological leader in manufacturing intelligent, high power density, precision motors, is capitalizing on new motor and motor control technologies to win important programs in both traditional (defense and defense-related aerospace) and new (commercial aerospace and industrial) markets.

OPERATIONS REVIEW SL INDUSTRIES, INC. AND SUBSIDIARIES

Through a new program called "Customer Delight," MTI has focused its efforts on working closely with customers to design new solutions, using its advanced technology to solve old problems. The program includes dramatically shortening both quotation and lead times and allows customers to receive early, working prototypes for their application using MTI's line of motors and motor controls, which were introduced last year.

In fiscal 1995, MTI received orders for such applications as a Windows-based(TM), computer driven, Digital Signal Process motion control package, which will enable highly efficient oil field exploration and an advanced hybrid chip motor controller, that has provided a more compact and reliable brushless DC motor for actuators in un-manned reconnaissance aircraft.

MTI has received a patent for its new "sensorless controller" and is currently developing significant enhancements to this technology. Over the next 12 months, MTI expects to receive additional patents and will file two other patent applications, as new technologies are developed to fulfill its customer's needs. In addition, through customer evaluation, MTI has discovered that a number of its high precision, high reliability industrial applications are progressing well, and although it is still too early to make predictions, MTI is optimistic about the opportunities that exist in these markets.

SL'S SPECIALTY PRODUCTS subsidiaries cater to niche markets in which they also have the ability to work in partnership with their customers.

SL AUBURN, one of the largest producers of spark plugs and igniters for aircraft and of custom-engineered industrial applications, accelerated lead time reductions, promoted quality improvements and extended product lines during fiscal 1995. Growth, during fiscal 1995, can be attributed to increased market penetration, as well as new product introductions. In response to its customers' need for more environmentally "friendly" air conditioning refrigerants, Auburn developed and introduced a feed-through connector assembly used in commercial air conditioning units resulting in increased demand. Auburn's newest igniter, manufactured for use by aviation engine builders, resulted in record aviation igniter sales in fiscal 1995, because of technological improvements which extend the igniter's service life by a factor of up to six times over the prior technology. In addition, Auburn has developed an entire ignition system in partnership with certain industrial customers, and the initial response has been very encouraging.

SL MODERN HARD CHROME, which provides chromium electroplating and surface finishing for the steel, paper and construction industries has enhanced its brand identity by working with OEM customers to tailor products specific to the end user's requirements. "NUchrome(TM)", a coating which increases the usable life of corrugating rolls, is an important example of a new product introduced in 1995 to meet the needs of the corrugated box industry.

Also, in fiscal 1995, SL-MHC licensed certain technology to two surface finishers outside of North America to support our OEM customers globally.

SL PIPING SYSTEMS, a leader in the fabrication of metallic piping systems, used principally by the Chemical Process and Power Generation industry, has targeted new high-growth OEM users within these market segments, where it can capitalize upon its technological expertise in forming, joining, and assembling of a wide range of products and materials.

SELECTED FINANCIAL DATA

SL INDUSTRIES, INC. AND SUBSIDIARIES




-----------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                  1995         1994         1993           1992           1991
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 (In thousands, except per share data)

SUMMARY OF OPERATIONS
Net sales  . . . . . . . . . . . . . . . . . . . . . . . . .    $   91,125   $   76,593   $   58,529     $   50,941     $   54,777

Income (Loss) from continuing operations (1) . . . . . . . .    $    3,677   $    1,951   $      954     $    1,506     $   (9,757)
Income from discontinued operations  . . . . . . . . . . . .           ---          ---          ---            ---          1,008
                                                                -------------------------------------------------------------------
Income (Loss) before extraordinary item and cumulative
  effect of changes in acccounting principles  . . . . . . .         3,677        1,951          954          1,506         (8,749)
Extraordinary item - utilization of the federal tax benefit
  of a net operating loss carryforward . . . . . . . . . . .           ---          ---          500            620            ---
Cumulative effect of change in accounting for
  postretirement benefits other than pensions  . . . . . . .           ---          ---          ---            ---           (137)
Cumulative effect of change in accounting for
  income taxes . . . . . . . . . . . . . . . . . . . . . . .           ---          603          ---            ---            ---
                                                                -------------------------------------------------------------------
Net income (loss). . . . . . . . . . . . . . . . . . . . . .    $    3,677   $    2,554   $    1,454     $    2,126     $   (8,886)
                                                                ===================================================================

Net income (loss) per common share:
Income (Loss) from continuing operations (1) . . . . . . . .    $      .62   $      .32   $      .15     $      .23     $    (1.47)
Income from discontinued operations  . . . . . . . . . . . .           ---          ---          ---            ---            .15
                                                                -------------------------------------------------------------------
Income (Loss) before extraordinary item and cumulative
  effect of changes in acccounting principles  . . . . . . .           .62          .32          .15            .23          (1.32)
Extraordinary item - utilization of the federal tax benefit
  of a net operating loss carryforward . . . . . . . . . . .           ---          ---          .07            .09            ---
Cumulative effect of change in accounting for
  postretirement benefits other than pensions  . . . . . . .           ---          ---          ---            ---           (.02)
Cumulative effect of change in accounting for
  income taxes . . . . . . . . . . . . . . . . . . . . . . .           ---          .10          ---            ---            ---
                                                                -------------------------------------------------------------------
Net income (loss)  . . . . . . . . . . . . . . . . . . . . .    $      .62   $      .42   $      .22     $      .32     $    (1.34)
                                                                ===================================================================
Cash dividend per common share (2) . . . . . . . . . . . . .    $      .06   $      .06   $      .09     $      .03     $      .16
Stock dividend per common share  . . . . . . . . . . . . . .           ---          ---          ---            ---              6%

YEAR-END FINANCIAL POSITION
Working capital  . . . . . . . . . . . . . . . . . . . . . .    $   21,929   $   21,125   $   18,995     $   14,912     $   14,012
Current ratio (5). . . . . . . . . . . . . . . . . . . . . .           2.5          2.9          2.8            2.8            2.2
Total assets (5) . . . . . . . . . . . . . . . . . . . . . .    $   62,156   $   52,397   $   49,831     $   39,000     $   41,650
Long-term debt . . . . . . . . . . . . . . . . . . . . . . .    $   17,373   $   11,918   $    9,218     $      844     $    1,028
Shareholders' equity . . . . . . . . . . . . . . . . . . . .    $   24,930   $   23,577   $   23,431     $   22,558     $   20,832
Book value per share . . . . . . . . . . . . . . . . . . . .    $     4.43   $     3.93   $     3.60     $     3.47     $     3.18

OTHER
Capital expenditures (4) . . . . . . . . . . . . . . . . . .    $    1,736   $    1,446   $    1,191     $    1,048     $    1,070
Depreciation and amortization (3). . . . . . . . . . . . . .    $    2,108   $    1,868   $    1,674     $    1,452     $    2,418
Weighted average shares outstanding (2)  . . . . . . . . . .         5,940        6,152        6,500          6,552          6,641
                                                                ===================================================================

(1) Fiscal 1995 includes pre-tax gain, net of severance, legal and other costs, on disposition of subsidiary of $818,000, increasing net income by $1,100,000, or $.19 per common share. Fiscal 1991 includes provision for losses of discontinued product line, net of income taxes, of $8,171,000, or $(1.23) per common share.
(2) Restated to reflect subsequent stock dividends.
(3) Excludes discontinued operations.
(4) Excludes discontinued operations and assets acquired in business combinations.
(5) Restated to conform with current years' presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS SL INDUSTRIES, INC. AND SUBSIDIARIES

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1995, the net cash provided by operating activities was $3,307,000, as compared to $1,329,000 provided in fiscal 1994 and $2,820,000 used in fiscal 1993. The fiscal 1995 increase, as compared to fiscal 1994, resulted primarily from increased net income from operations and accrued liabilities, offset, in part, by increased inventories. The fiscal 1994 increase, as compared to fiscal 1993, resulted primarily from increased net income from operations and decreased inventories, offset, in part, by increased
receivables.   During fiscal 1995, 1994 and 1993,  the net cash used by
investing activities of $8,126,000, $1,423,000 and $7,517,000, respectively, was primarily related to capital expenditures for all three years, the acquisition of substantially all of the net assets of Teal Electronics Corporation ("Teal") in May 1995, and the acquisition of all the stock of Condor D.C. Power Supplies, Inc. ("Condor") and all of the assets of its Mexican affiliate in February 1993. During fiscal 1995, 1994 and 1993, the net cash provided by financing activities of $5,199,000, $291,000 and $7,296,000, respectively, was primarily related to the use of the Company's revolving line of credit for the fiscal 1995 Teal acquisition, the fiscal 1994 purchase of 507, 000 shares of common stock held by two former directors, the fiscal 1993 Condor acquisition and for fiscal 1994 and 1993 capital expenditures and working capital requirements.

The Company maintains a strong working capital position with a current ratio of
2.5 to 1 at July 31, 1995, 2.9 to 1 at July 31, 1994, and  2.8 to 1 at July 31,
1993. The fiscal 1995 decrease, as compared to fiscal 1994, resulted from a 38% increase in current liabilities, as compared to a 16% increase in current assets. The fiscal 1994 increase, as compared to fiscal 1993, resulted from a 9% increase in current assets, as compared to a 4% increase in current liabilities.

As a percentage of total capitalization, consisting of long-term debt and shareholders' equity, total borrowings by the Company were 41% at July 31, 1995, 34% at July 31, 1994, and 29% at July 31, 1993. The fiscal 1995 and 1994 increases in total borrowings, as compared to fiscal 1994 and 1993, were primarily a result of the use of the Company's revolving line of credit for the
above purposes.   During fiscal 1995, the Company amended its revolving credit agreement to increase the amount from $15,000,000 to $22,000,000. At July 31, 1995, the Company had $4,738,000, net of outstanding trade letters of credit of $262,000, of its revolving line of credit available for use. See Note 8 to the
consolidated financial statements for additional information.   The Company's
borrowing capacity at July 31, 1995, remained considerably above its use of outside financing.

Capital expenditures were $1,736,000 in 1995, as compared with $1,446,000 in 1994, and $1,191,000 in 1993. Expenditures during the three-year period have primarily included investments in new process technology, increased production capacity and pollution control equipment. Fiscal 1996 capital expenditures are planned to be approximately $1,200,000, and the Company expects to fund the expenditures with cash provided by operations.

The Company is not aware of any demands, commitments, trends or uncertainties, which are reasonably likely, in the normal course, to impair its ability to generate or obtain adequate amounts of cash to meet its future needs.

RESULTS OF OPERATIONS

FISCAL 1995 COMPARED TO FISCAL 1994

Fiscal 1995 consolidated net sales of $91,125,000 increased approximately 19% ($14,500,000), as compared to fiscal 1994 consolidated net sales. Fiscal 1995 net income was $3,677,000, or $.62 per share, as compared to fiscal 1994 net income of $2,554,000, or $.42 per share. Fiscal 1995 net income consisted of income from operations of $2,577,000, or $.43 per share, and a gain, net of severance, legal and other costs, from the disposition of SL LUBE/systems,
Inc., ("LUBE") of $1,100,000, or $.19 per share.   Fiscal 1994 net income
consisted of income from operations of $1,951,000, or $.32 per share, and income from the cumulative effect of a change in accounting for income taxes of $603,000, or $.10 per share. If the gain is excluded from fiscal 1995 net income and income from the cumulative effect is excluded from fiscal 1994 net income, income from operations increased approximately 32% ($600,000), as compared to fiscal 1994 income from operations. Fiscal 1995 net sales and operating income by industry segment, as compared to fiscal 1994, reflect the reclassification of the net sales and operating income of the aviation and industrial igniter and spark plug product line from the power and data quality segment to the specialty products segment because its products no longer fit the definition of power and data quality.

The power and data quality segment's fiscal 1995 net sales and operating income increased approximately 24% ($14,300,000) and 62% ($2,200,000), respectively, as compared to fiscal 1994 net sales and operating income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS SL INDUSTRIES, INC. AND SUBSIDIARIES

Contributing to these increases were increased net sales of linear and switching power supplies, power surge protectors and uninterruptible power supplies, which resulted from the introduction of new products, as well as from increased market share, and increased net sales of precision avionic products
which resulted from the introduction of new products.   In addition, fiscal
1995 included the net sales and operating income contributed by Teal, the amounts of which were not material to the results of this segment. Also, an approximately 3% increase in this segment's gross margin, as a percentage of net sales, contributed to increased operating income. The increase in gross margin percentage resulted from increased volume and production efficiency improvements.

The specialty products segment's fiscal 1995 net sales and operating income increased approximately 1% ($300,000), and decreased approximately 19% ($400,000), respectively, as compared to fiscal 1994 net sales and operating
income.   During fiscal 1995, net sales of aviation and industrial igniters, and pipe fabrication products increased, while net sales of aviation and industrial spark plugs and chrome plating services decreased. The increases in net sales were a result of increased demand, while the decrease in net sales of aviation and industrial spark plugs was the result of reduced demand, and the decrease in net sales of chrome plating services was the result of corrugated paper machinery manufacturers switching to alternative coatings, which extend the life of corrugated rolls. However, the Company has developed an improved, less expensive alternative coating: "NUchromeTM", which will also significantly
extend the life of corrugated rolls.   The principal factors affecting the
decrease in the operating income of this segment were approximately 3% decreases in gross margins, as a percentage of net sales, realized by the aviation and industrial igniters and spark plugs, and pipe fabrication product lines. These margin decreases were a result of product mix. The May 1995 disposal of LUBE had no material impact on the year-to-year net sales and operating income comparison of this segment.

COST OF SALES

As a percent of net sales, fiscal 1995 cost of products sold was approximately 65%, as compared to approximately 67% in fiscal 1994. The percentage decrease was a direct result of the improvements contributed by the power and data quality segment's product lines, offset, in part, by the decreases experienced by the specialty products segment's product lines.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal 1995 selling, general and administrative expenses of $24,836,000 increased approximately 27% ($5,200,000), as compared to fiscal 1994. The fiscal 1995 increase was primarily related to increased selling and marketing,
and engineering and product development expenses.   As a percentage of net
sales, fiscal 1995 selling, general and administrative expense were approximately 27%, as compared to approximately 26% in fiscal 1994. As a percentage of net sales, the fiscal 1995 increase was primarily related to increased engineering and product development expenses.

DEPRECIATION AND AMORTIZATION EXPENSE

Fiscal 1995 depreciation and amortization expense of $2,108,000 increased approximately 13% ($240,000), as compared to fiscal 1994. The fiscal 1995 increase was primarily related to the depreciation of equipment within the power and data quality segment.

OTHER INCOME (EXPENSE)

Fiscal 1995 other income (expense) included the gain on the disposition of LUBE, as well as a net increase in interest expense, as compared to fiscal 1994 other income (expense). The fiscal 1995 net increase in interest expense primarily resulted from increased interest rates and the use of the Company's revolving line of credit for the May 1995 Teal acquisition.

TAXES

The fiscal 1995 effective tax rate on pre-tax income was 26%, as compared to 38% in fiscal 1994. This decrease was directly related to the May 1995 tax free disposition of LUBE.

FISCAL 1994 COMPARED TO FISCAL 1993

Fiscal 1994 consolidated net sales of $76,593,000 increased approximately 31% ($18,100,000), as compared to fiscal 1993 consolidated net sales. Fiscal 1994 net income was $2,554,000, or $.42 per share, as compared to fiscal 1993 net income of $1,454,000, or $.22 per share. Fiscal 1994 net income consisted of income from operations of $1,951,000, or $.32 per share, and income from the cumulative effect of a change in accounting for income taxes of $603,000, or $.10 per share. Fiscal 1993 net income consisted of income from operations of $954,000, or $.15 per share, and income from the utilization of the federal tax benefit of a net operating loss carryforward of $500,000, or $.07 per share.
If the income from the cumulative effect is excluded from fiscal 1994 net income and income

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS SL INDUSTRIES, INC. AND SUBSIDIARIES

from utilization of the federal tax benefit is excluded from fiscal 1993 net income, income from operations increased approximately 105% ($1,000,000), as compared to fiscal 1993 income from operations. Fiscal 1994 net sales and operating income by industry segment, as compared to fiscal 1993, reflect the reclassification of the net sales and operating income of the aviation and industrial igniter and spark plug product line from the power and data quality segment to the specialty products segment because its products no longer fit the definition of power and data quality.

The power and data quality segment's fiscal 1994 net sales increased approximately 41% ($17,200,000), as compared to fiscal 1993 net sales. The segment's fiscal 1994 net sales included a full year of Condor's net sales, as compared to a partial year in fiscal 1993. If the net sales of Condor are excluded from both fiscal 1994 and 1993, the segment's net sales increased approximately 25% ($8,200,000), as compared to fiscal 1993. Contributing to this increase were increased net sales of surge protectors and uninterruptible power supplies, which primarily resulted from increased market share and the sale of new products, and increased net sales of precision avionic products which resulted from increased volume, offset, in part, by reduced defense spending. The power and data quality segment's fiscal 1994 operating income increased approximately 53% ($1,200,000), as compared to fiscal 1993. If the operating income of Condor is excluded from both fiscal 1994 and 1993, the segment's operating income increased approximately 15% ($200,000), as compared to fiscal 1993. The primary reason for the increase in fiscal 1994 operating income was increased gross margins of surge protection and uninterruptible power supply products because of increased volume, offset, in part, by decreased gross margins of precision avionic products because of product mix.

The specialty products segment's fiscal 1994 net sales increased approximately 5% ($900,000), as compared to fiscal 1993 net sales. The net sales increase was primarily related to increased sales of aviation spark plugs and industrial igniters and spark plugs, chrome plating services and automatic grease feeders, offset, in part, by decreased sales of aviation igniters and pipe fabrication products. The increases in sales of aviation spark plugs, and industrial igniters and spark plugs were primarily a result of increased market share and increased demand, respectively. The decrease in sales of aviation igniters was primarily a result of decreased demand because of softness in the commercial, military and general aviation markets. The increases in sales of chrome plating services and automatic grease feeders were demand related, while the decrease in sales of pipe fabrication products was primarily related to competitive pricing pressures. The specialty products segment's fiscal 1994 operating income increased approximately 8% ($160,000), as compared to fiscal 1993. The increase in fiscal 1994 operating income was primarily due to increased volume.

COST OF SALES

As a percent of net sales, fiscal 1994 costs of products sold was approximately 67%, as compared to approximately 65% in fiscal 1993. The percentage increase was a direct result of product mix.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal 1994 selling, general and administrative expenses of $19,622,000 increased approximately 18% ($2,900,000), as compared to fiscal 1993. If the expenses of Condor are excluded from both fiscal 1994 and 1993, selling, general and administrative expenses increased approximately 8% ($1,200,000), as compared to 1993. The fiscal 1994 increase was primarily related to increased marketing expenses, as well as $438,000 in costs associated with the Board's ongoing effort to enhance shareholder value. As a percentage of net sales, fiscal 1994 selling, general and administrative expenses were approximately 26%, as compared to 29% in fiscal 1993. If the expenses and net sales of Condor are excluded from both 1994 and 1993, the expenses, as a percent of net sales, were approximately 28% and 30%, respectively.

DEPRECIATION AND AMORTIZATION EXPENSE

Fiscal 1994 depreciation and amortization expense of $1,868,000 increased approximately 12% ($190,000), as compared to fiscal 1993. If the expenses of Condor are excluded from both fiscal 1994 and 1993, depreciation and amortization expense decreased approximately 5% ($80,000).

OTHER INCOME (EXPENSE)

Fiscal 1994 and fiscal 1993 other income (expense) consisted entirely of interest income and expense. Fiscal 1994 interest income decreased, as compared to fiscal 1993, as a result of less cash available for investment. Fiscal 1994 interest expense increased, as compared to fiscal 1993, primarily because of borrowing under the Company's revolving line of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS SL INDUSTRIES, INC. AND SUBSIDIARIES

credit to purchase the previously mentioned shares of common stock held by two former directors, and to finance the 1993 acquisition of Condor and its Mexican affiliate.

TAXES

The fiscal 1994 effective tax rate on pre-tax income was 38%, as compared to 42% in fiscal 1993. The decrease in the effective tax rate in 1994, as compared to 1993, was primarily related to a lower effective net state tax rate. Effective August 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (SFAS 109)," which was issued by the Financial Accounting Standards Board in February 1992. The cumulative effect to August 1, 1993, of the change was $603,000. See Note 1 to the consolidated financial statements for additional information.

ENVIRONMENTAL

During fiscal 1995, 1994 and 1993, investigation or remediation activities, or both, were undertaken at 18 sites owned, leased or previously utilized by the Company. During fiscal 1995, the New Jersey Department of Environmental Protection ("NJDEP") required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation has been underway for several years. Additional expenses at this location are now likely, but cannot be estimated at this time.

In a November 1991, Administrative Directive, NJDEP alleged that SL Modern Hard Chrome ("MHC") and 20 other respondents are responsible for a contaminent plume which has affected the Puchack Wellfield in Pennsauken, New Jersey (which supplies Camden, New Jersey), and are, therefore, jointly and severally obligated to pay for the construction and operation of a potable water treatment system there. Three other actions have been initiated from the underlying directive. The first is Supplemental Directive No. 1 issued by NJDEP to the same parties in May, 1992, which seeks a cost reimbursement of $8,655,000 for the construction of a treatment system at the Puchack site and an annual payment of $611,000 for ongoing operation and maintenance of the treatment system. The second matter is a lawsuit initiated by one of the parties named in the original directive seeking to have the remainder of those parties and more than 600 others pay some or all of that party's cost of compliance with the directive and any other costs associated with its site.
The third matter is a Spill Act Directive by NJDEP to MHC alone, regarding similar matters at its site. The state has not initiated enforcement action regarding any of its three Directives, and the court where the lawsuit is pending has ordered a "stay" of those proceedings, as to the Company and MHC, as well as others. There also exists an outstanding enforcement issue regarding the Company's compliance with ECRA at the same site.

With regard to the $8,655,000 amount, in the Company's view it is not appropriate to consider that amount as "potential cost reimbursements" or "material" at this time. The MHC site, which is the subject of these actions, has undergone remedial activities under NJDEP's supervision since 1983. The Company believes that it has a significant defense against all or any part of the $8,655,000 claim since technical data generated as part of previous remedial activities indicate that there is no offsite migration of contaminants at the Company's MHC site. Based on this and other technical factors, the Company has been advised by its outside technical consultant, with the concurrence of its outside counsel, that it has a significant defense to the Cost Reimbursement Directive.

It is management's opinion that future costs for these environmental matters are not expected to have a material impact on the results of operations of the Company. If there is a change in management's position, it will be indicated
in future filings.   See Note 10  to the consolidated financial statements for
additional information.

TRENDS AND PROSPECTS

At the present time, both of the Company's industry segments are profitable and are expected to remain so, and it is anticipated that the Company's fiscal year 1996 consolidated financial results will continue to show improvements.

CONSOLIDATED STATEMENTS OF EARNINGS

SL INDUSTRIES, INC. AND SUBSIDIARIES




------------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                                  1995              1994               1993
------------------------------------------------------------------------------------------------------------------------------------
Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  91,125,000     $  76,593,000     $   58,529,000
                                                                                 ---------------------------------------------------
Cost and expenses:
  Cost of products sold  . . . . . . . . . . . . . . . . . . . . . . . . . .        59,249,000        51,385,000         38,404,000
  Selling, general and administrative expenses . . . . . . . . . . . . . . .        24,836,000        19,622,000         16,684,000
  Depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . .         2,108,000         1,868,000          1,674,000
                                                                                 ---------------------------------------------------
Total cost and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .        86,193,000        72,875,000         56,762,000
                                                                                 ---------------------------------------------------
Income from operations . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,932,000         3,718,000          1,767,000
Other income (expense):
  Gain on disposition of subsidiary. . . . . . . . . . . . . . . . . . . . .           818,000               ---                ---
  Interest income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            54,000            50,000             82,000
  Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (859,000)         (606,000)          (208,000)
                                                                                 ---------------------------------------------------
Income before income taxes, extraordinary item and cumulative effect
  of accounting change . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,945,000         3,162,000          1,641,000
Provision for federal and state income taxes . . . . . . . . . . . . . . . .         1,268,000         1,211,000            687,000
                                                                                 ---------------------------------------------------
Income before extraordinary item and cumulative effect of
  accounting change  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3,677,000         1,951,000            954,000
Extraordinary item - utilization of the federal tax benefit of a net
  operating loss carryforward  . . . . . . . . . . . . . . . . . . . . . . .               ---               ---            500,000
Cumulative effect to August 1, 1993, of change in accounting for
  income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               ---           603,000                ---
                                                                                 ---------------------------------------------------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   3,677,000     $   2,554,000     $    1,454,000
                                                                                 ===================================================
Net income per common share:
  Income before extraordinary item and cumulative effect of
    accounting change  . . . . . . . . . . . . . . . . . . . . . . . . . . .     $         .62     $         .32     $          .15
  Extraordinary item - utilization of the federal tax benefit of a net
    operating loss carryforward  . . . . . . . . . . . . . . . . . . . . . .               ---               ---                .07
  Cumulative effect to August 1, 1993, of change in accounting for
    income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               ---               .10                ---
                                                                                 ---------------------------------------------------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $         .62     $         .42      $         .22
                                                                                 ===================================================

Weighted average shares outstanding. . . . . . . . . . . . . . . . . . . . .         5,940,000         6,152,000          6,500,000
                                                                                 ===================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

SL INDUSTRIES, INC. AND SUBSIDIARIES



---------------------------------------------------------------------------------------------------------------------------
July 31,                                                                                    1995                1994*
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . .          $         577,000     $         197,000
  Receivables, less allowances
    of $1,820,000 and $784,000, respectively  . . . . . . . . . . . . . .                 12,442,000            12,961,000
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 20,622,000            16,719,000
  Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .                    890,000               797,000
  Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . .                  2,457,000             1,327,000
                                                                                   ----------------------------------------
       Total current assets . . . . . . . . . . . . . . . . . . . . . . .                 36,988,000            32,001,000
                                                                                   ----------------------------------------
Property, plant and equipment, net  . . . . . . . . . . . . . . . . . . .                  6,933,000             6,252,000
Assets held for future sale . . . . . . . . . . . . . . . . . . . . . . .                  3,240,000             3,430,000
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .                    551,000               982,000
Cash surrender value of life insurance policies . . . . . . . . . . . . .                  6,595,000             5,934,000
Intangible assets, net  . . . . . . . . . . . . . . . . . . . . . . . . .                  7,468,000             3,415,000
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    381,000               383,000
                                                                                   ----------------------------------------
        Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . .          $      62,156,000     $      52,397,000
                                                                                   ========================================

LIABILITIES
Current liabilities:
  Long-term debt due within one year  . . . . . . . . . . . . . . . . . .          $         187,000     $         168,000
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . .                  5,658,000             4,818,000
  Accrued income taxes  . . . . . . . . . . . . . . . . . . . . . . . . .                  1,140,000               821,000
  Accrued liabilities:
    Payroll and related costs . . . . . . . . . . . . . . . . . . . . . .                  3,938,000             2,208,000
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  4,136,000             2,861,000
                                                                                   ----------------------------------------
      Total current liabilities . . . . . . . . . . . . . . . . . . . . .                 15,059,000            10,876,000
                                                                                   ----------------------------------------
Long-term debt less portion due within one year . . . . . . . . . . . . .                 17,373,000            11,918,000
Deferred compensation and supplemental retirement benefits  . . . . . . .                  3,322,000             3,488,000
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  1,472,000             2,538,000
                                                                                   ----------------------------------------
      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . .          $      37,226,000     $      28,820,000
                                                                                   ----------------------------------------
Commitments and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued           $             ---     $             ---
Common stock, $.20 par value; authorized, 25,000,000 shares;
  issued, 1995 - 7,773,000 shares, 1994 - 7,739,000 shares  . . . . . . .                  1,555,000             1,548,000
Capital in excess of par value  . . . . . . . . . . . . . . . . . . . . .                 33,735,000            33,620,000
Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . .                   (958,000)           (4,239,000)
Treasury stock at cost, 1995 - 2,141,000 shares, 1994 - 1,741,000 shares                  (9,402,000)           (7,352,000)
                                                                                   ----------------------------------------
        Total shareholders' equity  . . . . . . . . . . . . . . . . . . .          $      24,930,000     $      23,577,000
                                                                                   ----------------------------------------
        Total liabilities and shareholders' equity  . . . . . . . . . . .          $      62,156,000     $      52,397,000
                                                                                   ========================================


*Reclassified to conform with current year's presentation.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SL INDUSTRIES, INC. AND SUBSIDIARIES




                                                                  Common Stock
                                       ----------------------------------------------------------
                                                    Issued                   Held In Treasury         Capital in
                                       ----------------------------------------------------------      Excess of      Accumulated
                                             Shares          Amount       Shares           Amount      Par Value        Deficit
                                       --------------------------------------------------------------------------------------------
Balance August 1, 1992 . . . . . . .      7,733,000     $ 1,547,000   (1,234,000)    $ (5,303,000)  $ 33,603,000    $   (7,289,000)
Net income . . . . . . . . . . . . .                                                                                     1,454,000
Cash dividends, $.09 per share . . .                                                                                      (585,000)
Other, including exercise of
  employee stock options . . . . . .          1,000                                                        3,000             1,000
                                       --------------------------------------------------------------------------------------------
Balance July 31, 1993  . . . . . . .      7,734,000       1,547,000   (1,234,000)      (5,303,000)    33,606,000        (6,419,000)
Net income . . . . . . . . . . . . .                                                                                     2,554,000
Cash dividends, $.06 per share . . .                                                                                      (375,000)
Other, including exercise of
  employee stock options . . . . . .          5,000           1,000                                       14,000             1,000
Treasury stock purchased . . . . . .                                    (507,000)      (2,049,000)
                                       --------------------------------------------------------------------------------------------
Balance July 31, 1994  . . . . . . .      7,739,000       1,548,000   (1,741,000)      (7,352,000)    33,620,000        (4,239,000)
Net income . . . . . . . . . . . . .                                                                                     3,677,000
Cash dividends, $.06 per share . . .                                                                                      (349,000)
Rights redemption, $.0079 per share.                                                                                       (48,000)
Other, including exercise of
  employee stock options . . . . . .         34,000           7,000                                      115,000             1,000
Treasury stock received from tax
  free distribution  . . . . . . . .                                    (400,000)      (2,050,000)
                                       --------------------------------------------------------------------------------------------
BALANCE JULY 31, 1995  . . . . . . .      7,773,000     $ 1,555,000   (2,141,000)    $ (9,402,000)  $ 33,735,000    $     (958,000)
                                       ============================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SL INDUSTRIES, INC. AND SUBSIDIARIES



-----------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                                1995                1994*              1993*
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  3,677,000       $  2,554,000       $  1,454,000
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Cumulative effect of change in accounting for income taxes . . . . . .             ---           (603,000)               ---
      Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,687,000          1,384,000          1,253,000
      Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         421,000            484,000            421,000
      Provisions for losses on accounts receivable . . . . . . . . . . . . .         175,000             50,000             83,000
      Additions to other assets  . . . . . . . . . . . . . . . . . . . . . .         (95,000)          (208,000)           (67,000)
      Cash surrender value of life insurance premiums  . . . . . . . . . . .        (661,000)          (759,000)          (721,000)
      Deferred compensation and supplemental retirement benefits . . . . . .         521,000            606,000            309,000
      Deferred compensation and supplemental retirement benefit payments . .        (691,000)          (449,000)          (503,000)
      (Increase) decrease in deferred income taxes . . . . . . . . . . . . .        (724,000)           281,000            193,000
      Loss on the sale of equipment  . . . . . . . . . . . . . . . . . . . .          13,000              8,000              2,000
      Discontinued product line expenses . . . . . . . . . . . . . . . . . .        (172,000)          (416,000)          (699,000)
      Gain on disposition of subsidiary  . . . . . . . . . . . . . . . . . .        (818,000)               ---                ---
      Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
        Receivables  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (356,000)        (2,411,000)        (1,452,000)
        Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (3,318,000)            44,000         (4,466,000)
        Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . .         (57,000)           (34,000)          (384,000)
        Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . .         872,000            937,000            903,000
        Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . . . .       2,526,000           (830,000)        (1,031,000)
        Accrued income taxes . . . . . . . . . . . . . . . . . . . . . . . .         307,000            691,000          1,885,000
                                                                                ---------------------------------------------------
                    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES  . .    $  3,307,000       $  1,329,000       $ (2,820,000)
                                                                                ---------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds from sales of equipment . . . . . . . . . . . . . . . . . . . . .          14,000              6,000              5,000
  Purchases of property, plant and equipment . . . . . . . . . . . . . . . .      (1,736,000)        (1,446,000)        (1,191,000)
  Proceeds from long-term notes receivable . . . . . . . . . . . . . . . . .             ---             17,000             13,000
  Payments for acquisitions, net of cash acquired  . . . . . . . . . . . . .      (6,404,000)               ---         (6,344,000)
                                                                                ---------------------------------------------------
                    NET CASH USED IN INVESTING ACTIVITIES  . . . . . . . . .    $ (8,126,000)      $ (1,423,000)      $ (7,517,000)
                                                                                ---------------------------------------------------
FINANCING ACTIVITIES:
  Cash dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . . . .        (349,000)          (375,000)          (585,000)
  Rights redemption. . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (48,000)               ---                ---
  Treasury stock acquired  . . . . . . . . . . . . . . . . . . . . . . . . .             ---         (2,049,000)               ---
  Proceeds from life insurance policy loans  . . . . . . . . . . . . . . . .             ---                ---            164,000
  Payments on life insurance policy loans  . . . . . . . . . . . . . . . . .             ---                ---           (324,000)
  Proceeds from long-term debt . . . . . . . . . . . . . . . . . . . . . . .       9,000,000          6,600,000          9,100,000
  Payments on long-term debt . . . . . . . . . . . . . . . . . . . . . . . .      (3,526,000)        (3,900,000)        (1,062,000)
  Proceeds from stock options exercised  . . . . . . . . . . . . . . . . . .         122,000             15,000              3,000
                                                                                ---------------------------------------------------
                    NET CASH PROVIDED BY FINANCING ACTIVITIES  . . . . . . .    $  5,199,000       $    291,000       $  7,296,000
                                                                                ---------------------------------------------------
                    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS . .         380,000            197,000         (3,041,000)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR . . . . . . . . . . . . . . .         197,000                ---          3,041,000
                                                                                ---------------------------------------------------
CASH AND CASH EQUIVALENTS AT YEAR END  . . . . . . . . . . . . . . . . . . .    $    577,000       $    197,000       $        ---
                                                                                ===================================================

*Reclassified to conform with current year's presentation.
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SL INDUSTRIES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT POLICIES

Consolidation: The consolidated financial statements include the accounts of SL Industries, Inc. and its wholly-owned subsidiaries ("the Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: Sales are recognized upon shipment of products.

Inventories: Inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out ("FIFO") method. Cost for certain inventories is determined using the last-in, first-out ("LIFO") method.

Property, plant and equipment: Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, any gain or loss is recognized currently. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from 25 to 40 years for buildings, 3 to 10 years for equipment and other property and the lease term for leasehold improvements.

Intangible assets: Intangible assets consist primarily of goodwill, trademarks, covenants not to compete and patents. The goodwill and trademarks resulting from the May 1995 acquisition are being amortized over 25 years. Goodwill resulting from acquisitions made prior to November 1, 1970, of $955,000, is considered to have continuing value over an indefinite period, and is not being amortized. Covenants are amortized over their stated terms and patents are amortized over their remaining lives. Subsequent to its acquisitions, the Company continually evaluates whether later events or circumstances have occurred that would indicate that the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance may not be recoverable.

Research and development costs: Research and development costs are expensed as incurred. For the fiscal years ended July 31, 1995, 1994 and 1993, these costs were $985,000, $670,000 and $1,507,000, respectively.

Income taxes: Deferred income taxes are provided to reflect the tax effect of temporary differences in reporting income and deductions for tax and financial statement purposes. Effective August 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS 109")." SFAS 109 provides for income tax accounting under the asset/liability method, which includes a requirement for adjustment of deferred tax balances for income tax rate changes and an assessment as to whether a valuation allowance should be established for deferred tax assets. Future years' net income will be subject to increased volatility depending upon the frequency of tax rate changes. Adoption of SFAS 109 had no significant effect on the 1994 provision for income taxes.

As shown in the fiscal 1994 consolidated statement of earnings, the cumulative effect to August 1, 1993, of the change was $603,000, or $.10 per common share. Prior year financial statements have not been restated to apply the provisions of SFAS 109.

Net income per common share: Net income per common share is calculated based on weighted average shares outstanding. The effect of outstanding stock options is not material for fiscal 1995 and is antidilutive for 1994 and 1993. These stock options have not been included in the calculation.

Reclassification: Certain reclassifications have been made to the prior year financial statements to conform with current year presentation.

2. ACQUISITIONS AND DISPOSITION

On February 16, 1993, the Company acquired all of the stock of Condor D.C. Power Supplies, Inc. ("Condor"), and all of the assets of its Mexican affiliate, Electronica Condor de Mexico, S.A. de C.V. ("Electronica") for an aggregate of $6,344,000, net of cash acquired. Condor designs and manufactures linear and switching power supplies in the low to medium power range.

The acquisitions were accounted for using the purchase method of accounting. Therefore, the aggregate purchase price has been allocated to the assets and liabilities acquired based on their respective fair values at date of acquisition. A total of $2,870,000 of the aggregate purchase price has been allocated to a covenant not to compete and is being amortized on a straight-line basis over ten years. The results of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SL INDUSTRIES, INC. AND SUBSIDIARIES

operations of Condor and Electronica, since the acquisition date, are included in the accompanying consolidated financial statements.

On May 1, 1995, the Company acquired substantially all of the assets and liabilities of Teal Electronics Corporation ("Teal"), for an aggregate of $6,404,000, net of cash acquired. In addition, the asset purchase agreement includes a provision to pay additional purchase price equal to 50% of the annual net profits of the acquired business in excess of $1,100,000 for each of the five twelve-month periods beginning May 1, 1995. Teal designs and manufactures custom low impedance power conditioners which are primarily sold to OEM's and are used to protect medical imaging systems, semiconductor production equipment, telecommunications systems, printing presses and other special purpose computerized systems.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the aggregate purchase price has been allocated to the assets and liabilities acquired based on their respective fair values at date of acquisition. A total of $3,056,000 of the aggregate purchase price has been allocated to goodwill and trademarks and is being amortized on a straight-line basis over twenty-five years. Additional purchase price will be allocated to goodwill as amounts become determinable. The results of operations of Teal, since the acquisition date, are included in the accompanying consolidated financial statements.

Unaudited pro forma consolidated results of operations, as though the Company acquired Condor and Electronica on August 1, 1992, and Teal on August 1, 1993, are as follows:

                                          ---------------------------------
                                           1995         1994         1993
                                          ---------------------------------
                                                   (In thousands,
                                               except per share data)
Net sales. . . . . . . . . . .            $98,307      $83,332      $67,656
Net income . . . . . . . . . .            $ 3,992      $ 1,970      $ 1,532
Net income per common share. .            $   .67      $   .32      $   .24

The unaudited pro forma consolidated results of operations include the amortization of goodwill, covenant not to compete and other intangible assets, and additional interest and depreciation expense as if these acquisition related expenses had been incurred since the August 1st dates. The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchases actually been made at the August 1st dates, or of results which may occur in the future.

On May 24, 1995, the Company distributed all of the shares of its wholly-owned subsidiary, SL LUBE/systems, Inc., in a tax free distribution, in exchange for 400,000 shares of its common stock owned by Vesper Corporation. For financial reporting purposes, the distribution resulted in a pre-tax gain, net of severance, legal and other costs, of $818,000, increasing net income by $1,100,000, or $.19 per common share.

3. INCOME TAXES

The provision for federal and state income taxes consists of the following:

                                          --------------------------------
                                           1995         1994         1993
                                          --------------------------------
                                                    (In thousands)
Current:
  Federal. . . . . . . . . . .            $1,607       $  731       $(136)
  State. . . . . . . . . . . .               361          203         117
Deferred . . . . . . . . . . .              (700)         277         206
Charge equivalent in lieu
  of income taxes related to
  benefit of net operating
  loss carryforward. . . . . .              ---          ---          500
                                          -------------------------------
                                          $1,268       $1,211       $ 687
                                          ===============================

Significant components of the Company's deferred tax assets and liabilities at July 31, 1995 and 1994, are as follows:

                                 ------------------
                                  1995        1994
                                 ------------------
                                   (In thousands)
Deferred tax assets:
  Deferred compensation. . . .   $1,359      $1,453
  Liabilities related to
    discontinued product line.      505         578
  Liabilities related to
    environmental matters. . .      115         407
  Inventory valuation. . . . .      573         331
  Prepaid and accrued expenses    1,587         670
  Other. . . . . . . . . . . .        1          62
                                 ------------------
                                  4,140       3,501

Deferred tax liabilities:
  Accelerated depreciation and
    amortization . . . . . . .    1,132       1,192
                                 ------------------
                                 $3,008      $2,309
                                 ==================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SL INDUSTRIES, INC. AND SUBSIDIARIES

Following is a reconciliation between the amount of income tax expense at the applicable federal statutory rate and the effective rates:

                                  ---------------------------------------
                                  1995             1994              1993
                                  ---------------------------------------
Federal statutory rate . . . .      34%             34%               34%
Adjustment related to
  disposal of subsidiary . . .     (12)              -                 -
Tax rate differential on
  Foreign Sales Corporation
  earnings . . . . . . . . . .      (1)             (1)               (1)
State income taxes, net
  of federal income tax
  benefit  . . . . . . . . . .       5               4                 7
Other  . . . . . . . . . . . .       -               1                 2
                                    -------------------------------------
                                    26%             38%               42%
                                    =====================================

4. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many industries and geographic regions.

5. INVENTORIES

Inventories at July 31, 1995 and 1994, consist of the following:

                                      ------------------------
                                       1995               1994
                                      ------------------------
                                           (In thousands)
Raw materials. . . . . . . . . .      $ 9,060          $ 8,406
Work in process. . . . . . . . .        3,259            2,419
Finished goods . . . . . . . . .        8,303            5,894
                                      ------------------------
                                      $20,622          $16,719
                                      ========================

The above includes certain inventories, which are valued using the LIFO method, which aggregated $1,066,000 and $748,000 at July 31, 1995 and 1994,
respectively. The excess of FIFO cost over LIFO cost at July 31, 1995 and 1994, was approximately $518,000 and $503,000, respectively.


6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                           ------------------------
                                             1995             1994
                                           ------------------------
                                                 (In thousands)
Land . . . . . . . . . . . . . . . .       $    79          $    79
Buildings and leasehold
   improvements . . . . . . . . . . .        3,465            3,172
Equipment and other property . . . .        14,478           13,117
                                           ------------------------
                                            18,022           16,368
Less accumulated depreciation. . . .        11,089           10,116
                                           ------------------------
                                           $ 6,933          $ 6,252
                                           ========================

"Assets held for future sale" at July 31, 1995 and 1994, are not included above and relate to assets remaining after the 1989 relocation of a power and data quality operation and the 1988 consolidation of the Company's two plastics operations into one, which was subsequently sold. These assets consist primarily of land, buildings and building improvements which are being leased to third parties. The buildings and building improvements are being depreciated and accounted for as an operating lease. Aggregate accumulated depreciation for the buildings and building improvements at July 31, 1995 and 1994, was $1,379,000 and $1,189,000, respectively. Aggregate minimum rental income for fiscal 1995 and 1994, was $259,000 and $250,000, respectively. Aggregate minimum rental income for the remaining lease periods will be $204,000 in 1996, and $70,000 in 1997. The net book values of these assets are less than the estimated net realizable value based on market surveys received from independent third parties.

7. INTANGIBLE ASSETS

Intangible assets at July 31, 1995 and 1994, consist of the following:

                                          --------------------------
                                            1995               1994
                                          --------------------------
                                               (In thousands)
Patents . . . . . . . . . . . . . . .     $  873              $  293
Covenants not to compete. . . . . . .      2,980               4,070
Goodwill  . . . .  .  . . . . . . .        3,091                 955
Trademarks  . . . . . . . . . . . . .        920                 ---
Other . . . . . . . . . . . . . . . .        386                 ---
                                          --------------------------
                                           8,250               5,318
Less accumulated amortization . . . .        782               1,903
                                          --------------------------
                                          $7,468              $3,415
                                          ==========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SL INDUSTRIES, INC. AND SUBSIDIARIES

8. DEBT

Long-term debt consists of the following:

                                              -------------------------
                                                1995              1994
                                              -------------------------
                                                    (In thousands)
Revolving line of credit..............        $17,000           $11,300
Industrial revenue bonds payable in
    various principal amounts
    through 1998.......................           560               786
                                              -------------------------
                                               17,560            12,086
Less portion due within one year......            187               168
                                              -------------------------
                                              $17,373           $11,918
                                              =========================

On December 27, 1994, the Company amended its revolving credit agreement to increase the amount from $15,000,000 to $22,000,000, the participating banks from two to four and to extend the maturity date to December 31, 1997. Under the terms of this agreement, the Company can borrow for acquisitions, working capital and, for other purposes, at either a "CD or LIBOR rate," as defined, or prime interest rate. The agreement, as amended, contains limitations on borrowings; restricts the payment of cash dividends to $600,000 per fiscal year; and requires maintenance of specified ratios, the most restrictive of which are the ratio of consolidated total liabilities to consolidated tangible net worth and the ratio of consolidated cash flow to consolidated financing requirements, as defined. At July 31, 1995, the Company is in compliance with the above covenants. In lieu of compensating balances, the Company pays commitment fees as defined under the agreement.

Under the terms of the industrial revenue bond installment loan agreements, interest is payable quarterly on the outstanding principal at 65% of the prevailing prime rate, adjusted monthly. Generally the banks have the right and option to call each loan, at specified dates, if certain levels of shareholders' equity, as defined, are not maintained.

Principal maturities of long-term debt in the next three years are $187,000 in 1996 and 1997, and $17,186,000 in 1998.

9. RETIREMENT PLANS AND DEFERRED COMPENSATION

The Company and its aviation igniter and power conditioner subsidiaries have noncontributory defined contribution pension plans covering substantially all employees. The Company's contribution to its plan is based on a percentage of employee elective contributions and calendar year gross wages, as defined in the plan. The aviation igniter subsidiary's contribution to its plan is based on a percentage of salary, as defined in the plan. The power conditioner subsidiary's contribution to its plan is based on a percentage of employee elective contributions. Costs accrued under the plans for fiscal 1995, 1994 and 1993 amounted to approximately $416,000, $387,000 and $349,000, respectively. It is the Company's and subsidiaries' policies to fund accrued retirement income costs.

In addition, the Company makes contributions, based on rates per hour, as specified in two union agreements, to two union administered defined benefit multi-employer pension plans. Contributions to these plans amounted to $50,000, $50,000 and $45,000 in 1995, 1994 and 1993, respectively. Under the
Multi-employer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multi-employer plan for its proportionate share of the plan's unfunded vested benefits liability. The Company's share of the unfunded vested benefits liabilities of the union plans to which it contributes is not material.

The Company has agreements with certain active and retired directors, officers and key employees providing for deferred compensation and supplemental retirement benefits. In August 1992, a director rescinded his deferred compensation agreement and was paid $72,000 which covered his deferred directors' fees plus interest of 8% per annum, compounded quarterly. The liability for deferred compensation and supplemental retirement benefits is based on the most recent mortality tables available and discount rates of 8%, 10% and 12%. The amount charged to income in connection with these agreements amounted to $509,000, $606,000 and $309,000 in 1995, 1994 and 1993,
respectively.

The Company is the owner and beneficiary of insurance policies on the lives of a majority of the participants having a deferred compensation or supplemental retirement agreement. At July 31, 1995, the aggregate death benefit totaled $12,453,000 with the corresponding cash surrender value totaling $6,595,000. At July 31, 1995, certain agreements may restrict the Company from utilizing cash surrender value totaling $1,636,000 for purposes other than satisfaction of the specific underlying deferred compensation agreements, if benefits are not paid by the Company. The Company nets the increase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SL INDUSTRIES, INC. AND SUBSIDIARIES

in the cash surrender value of the policies with premium expense. Net amounts included in income in connection with the policies amounted to $217,000, $155,000 and $149,000 in 1995, 1994 and 1993, respectively.

10. COMMITMENTS AND CONTINGENCIES

   For the fiscal years ended July 31, 1995, 1994 and 1993, rental expense applicable to continuing operations aggregated $1,743,000, $1,389,000 and $1,117,000, respectively. These expenses are primarily for facilities and vehicles. The minimum rental commitments as of July 31, 1995, are as follows:

(In thousands)
1996. . . . . . . .       $1,283
1997. . . . . . . .          863
1998. . . . . . . .          809
1999. . . . . . . .          589
2000. . . . . . . .          388
Thereafter. . . . .          531
                          ------
                          $4,463
                          ======

At July 31, 1995, the Company was contingently liable for $272,000, under outstanding letters of credit issued primarily for inventory purchases from foreign suppliers and product liability insurance.

In the ordinary course of its business, the Company is subject to loss contingencies pursuant to federal, state and local governmental laws and regulations and is also party to certain legal actions, most frequently complaints by terminated employees. It is management's opinion that the impact of these legal actions will not have a material effect on the financial position or results of operations of the Company.

Included in these categories are potential obligations to investigate and eliminate or mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites under these laws and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed by the Company and its independent engineering consulting firm to date, management has provided an estimated cost for all known contingencies of this sort believed to be probable. However, it is in the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time. For example, during the latter part of fiscal year 1995, the New Jersey Department of Environmental Protection required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation has been underway for years, so that additional expenses there are now likely but cannot yet be estimated with any accuracy. The amount of such future cost is indeterminable due to such factors as changing government regulations and tougher standards, the unknown magnitude of defense and cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other responsible parties, and the extent, if any, to which such costs are recoverable from other parties or from insurance. Although these contingencies could result in additional expenses or judgments, or off-sets thereto, at present such expenses or judgments are not expected to have a material effect on the Company's consolidated financial position.

In the fourth quarter of fiscal year 1990, the Company made a provision of $3,500,000 to cover various such environmental costs for six locations, based upon estimates prepared at that time by the independent engineering consulting firm. In fiscal 1991, the Company made additional provisions of $480,000 based upon new estimates. During fiscal years 1993, 1994 and 1995, the Company paid or incurred expenses at all of those six locations and twelve others, in addition to environment-related capital expenditures of approximately $363,000. The Company has filed claims with its insurers seeking reimbursement for many of these costs, and believes that some recovery is likely. It is too early, however, to assess the extent of recovery that might be obtained under the various insurance policies from the insurers involved. Accordingly, no such recoveries have been recognized in the consolidated financial statements. At July 31, 1995 and 1994, the remaining accrual was $619,000 and $1,325,000, respectively, of which $334,000 and $425,000, respectively, have been included in "Accrued Liabilities" and $285,000 and $900,000, respectively, in "Other Liabilities" in the accompanying consolidated balance sheets. In the opinion of management, the remaining accrual at July 31, 1995, is adequate to cover cleanup costs, the amounts of which are known to be probable at this time.

11. STOCK OPTIONS AND CAPITAL STOCK

At the Company's 1993 Annual Meeting, the shareholders approved a Nonemployee Director Nonqualified Stock Option Plan (the "Director Plan"), which was effective June 1, 1993. The Director Plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SL INDUSTRIES, INC. AND SUBSIDIARIES

provides for the granting of nonqualified options to purchase up to 250,000 shares of the Company's Common Stock to nonemployee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees, when elected. The Director Plan enables the Company to grant options, with an exercise price per share not less than fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the Director Plan expires no later than ten years from date of grant and no options can be granted under the Director Plan after its May 31, 2003, expiration date. Information for the years 1994 and 1995 with respect to the Plan is as follows:


                                                        -----------------------------
                                                        Shares       Option Price
                                                        -----------------------------
                                                                (In thousands,
                                                           except for option price)
Granted, outstanding and exercisable
  at July 31, 1994. . . . . . . . . .                   17          $3.5625 to $4.25
Granted . . . . . . . . . . . . . . .                   34          $4.1875 to $5.125
Outstanding and exercisable
  at July 31, 1995. . . . . . . . . .                   51          $3.5625 to $5.125

As of July 31, 1995 and 1994, the number of shares available for grant were 199,000 and 233,000, respectively.

At the Company's 1991 Annual Meeting, the shareholders approved the adoption of a Long Term Incentive Plan (the "1991 Plan") which provides for the granting of options to officers and key employees of the Company to purchase up to 500,000 shares of the Company's Common Stock. The 1991 Plan enables the Company to grant either nonqualified options, with an exercise price per share established by the Board's Compensation Committee, or incentive stock options, with an exercise price per share not less than the fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the 1991 Plan expires no later than ten years from date of grant and no options can be granted under the 1991 Plan after its September 25, 2001, expiration date. Information for the years 1993, 1994 and 1995 with respect to the Plan is as follows:

                                                      ----------------------------
                                                      Shares          Option Price
                                                      ----------------------------
                                                              (In thousands,
                                                        except for option price)
Outstanding and exercisable
   at August 1, 1992  . . . . . . . .                   86              $3.25
Granted . . . . . . . . . . . . . . .                  116          $3.25 to $3.75
Exercised . . . . . . . . . . . . . .                   (1)             $3.25
Cancelled . . . . . . . . . . . . . .                  (19)             $3.25
Outstanding and exercisable
   at July 31, 1993 . . . . . . . . .                  182          $3.25 to $3.75
Granted . . . . . . . . . . . . . . .                  103          $3.50 to $3.625
Exercised . . . . . . . . . . . . . .                   (5)         $3.25 to $3.50
Cancelled . . . . . . . . . . . . . .                  (14)             $3.25
Outstanding and exercisable
   at July 31, 1994 . . . . . . . . .                  266          $3.25 to $3.75
Granted . . . . . . . . . . . . . . .                   70          $4.25 to $4.50
Exercised . . . . . . . . . . . . . .                  (34)         $3.25 to $3.75
Cancelled . . . . . . . . . . . . . .                   (1)         $3.25 to $3.50
Outstanding and exercisable
   at July 31, 1995 . . . . . . . . .                  301          $3.25 to $4.50


As of July 31, 1995, 1994, and 1993, the number of shares available for grant were 159,000, 228,000, and 317,000, respectively.

The Company's 1981 Incentive Stock Option Plan for officers and employees expired on July 31, 1991. The Plan provided that option prices were equivalent to 100% of market value at date of grant. All options granted under the Plan are exercisable three years from date of grant and expire five years after date of grant. Information for the years 1993, 1994 and 1995 with respect to the Plan is as follows:

                                                       ----------------------------
                                                       Shares          Option Price
                                                       ----------------------------
                                                              (In thousands,
                                                         except for option price)
Outstanding at August 1, 1992 . . . .                  105          $5.90 to $7.90
Expired . . . . . . . . . . . . . . .                  (36)             $6.84
Cancelled . . . . . . . . . . . . . .                  (14)         $5.90 to $7.90
Outstanding at July 31, 1993. . . . .                   55          $5.90 to $7.90
Expired . . . . . . . . . . . . . . .                  (17)             $7.03
Cancelled . . . . . . . . . . . . . .                   (3)         $5.90 to $7.90
Outstanding and exercisable
  at July 31, 1994. . . . . . . . . .                   35          $5.90 to $7.90
Expired . . . . . . . . . . . . . . .                  (16)             $7.90
Cancelled . . . . . . . . . . . . . .                   (2)         $5.90 to $7.90
Outstanding and exercisable
  at July 31, 1995. . . . . . . . . .                   17              $5.90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SL INDUSTRIES, INC. AND SUBSIDIARIES

During fiscal 1991, the Board of Directors approved the granting of nonqualified stock options to purchase 110,000 shares at an option price of $4.13, and 15,000 shares at an option price of $5.25 to the Chief Executive Officer of the Company and a subsidiary president, respectively. In fiscal 1992, an option to purchase 50,000 shares was granted to another officer of the Company at an option price of $3.25. The option for 15,000 shares was exercised on August 8, 1995. The remaining options are exercisable at any time after the date of grant with no expiration date, except in the event of termination, disability or death, and all of the option prices are equivalent to 100% of market value at date of grant.

The above data have been adjusted to reflect subsequent stock dividends.

In November 1987, the Board of Directors authorized a dividend of one preferred share purchase right ("Right") on each outstanding share of Common Stock of the Company to holders of record on December 13, 1987, and authorized the issuance of one Right for each share of Common Stock issued after December 13, 1987. By action dated October 30, 1992, the Board irrevocably redeemed the Rights on November 14, 1994, at a price of $.0079209 per Right.

12. CASH FLOW INFORMATION

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments, purchased with an original maturity of three months or less, to be cash equivalents.

Supplemental disclosures of cash flow information:

                                  --------------------------------
                                    1995       1994           1993
                                  --------------------------------
                                           (In thousands)
Interest paid . . . . . . . . .     $790      $594            $246
Income taxes paid . . . . . . .   $1,667      $528            $189

Excluded from the consolidated statements of cash flows for fiscal 1995 and 1993 are certain noncash investing and financing activities relating to acquisitions which result in the item reflected under investing activities "Payments for acquisitions, net of cash acquired $6,404,000 and $6,344,000," respectively:

                                   -------------------------------
                                    1995                    1993
                                   -------------------------------
                                           (In thousands)
Fair value of assets acquired,
  net of cash . . . . . . . . .    $6,969                   $8,363
Liabilities assumed . . . . . .      $565                   $2,019

13.  INDUSTRY SEGMENTS

The Company's operations are conducted through domestic subsidiaries within two major industry segments. Sales between segments are not material. No single customer accounts for more than 10% of consolidated sales nor are export sales material thereto.

                                           -----------------------------------------------------
                                             1995               1994(1)                  1993(1)
                                           -----------------------------------------------------
                                                              (In thousands)
NET SALES
Power and data quality . . . .             $73,183              $58,911                  $41,739
Specialty products . . . . . .              17,942               17,682                   16,790
                                           -----------------------------------------------------
  Consolidated . . . . . . . .             $91,125              $76,593                  $58,529
                                           =====================================================

OPERATING INCOME
Power and data quality . . . .             $ 5,758              $ 3,551                  $ 2,316
Specialty products . . . . . .               1,760                2,184                    2,024
Corporate. . . . . . . . . . .              (2,586)              (2,017)                  (2,573)
                                           -----------------------------------------------------
  Total. . . . . . . . . . . .               4,932                3,718                    1,767
Gain on disposition. . . . . .                 818                   --                       --
Interest income. . . . . . . .                  54                   50                       82
Interest expense . . . . . . .                (859)                (606)                   (208)
                                           -----------------------------------------------------
  Consolidated income
    before income taxes. . . .             $ 4,945              $ 3,162                  $ 1,641
                                           =====================================================

IDENTIFIABLE ASSETS
Power and data quality . . . .             $38,653              $29,782                  $29,311
Specialty products . . . . . .               9,582                9,767                    8,937
                                           -----------------------------------------------------
Consolidated segment totals. .              48,235               39,549                   38,248
Corporate. . . . . . . . . . .              13,921               12,848                   11,583
                                           -----------------------------------------------------
  Consolidated assets. . . . .             $62,156              $52,397                  $49,831
                                           =====================================================

CAPITAL EXPENDITURES(2)
Power and data quality . . . .             $ 1,113              $   603                  $   729
Specialty products . . . . . .                 614                  798                      408
Corporate. . . . . . . . . . .                   9                   45                       54
                                           -----------------------------------------------------
  Total. . . . . . . . . . . .             $ 1,736              $ 1,446                  $ 1,191
                                           =====================================================

DEPRECIATION AND AMORTIZATION
Power and data quality . . . .             $ 1,255              $ 1,067                  $   908
Specialty products . . . . . .                 627                  572                      531
Corporate. . . . . . . . . . .                 226                  229                      235
                                           -----------------------------------------------------
  Total. . . . . . . . . . . .             $ 2,108              $ 1,868                  $ 1,674
                                           =====================================================


(1) SL Auburn, Inc. was transferred from the Power and Data Quality Segment to the Specialty Products Segment because its products no longer fit the Power and Data Quality definition. Prior years have been restated to reflect this change.

(2) Excludes assets acquired in business combinations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SL INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheets of SL Industries, Inc. and subsidiaries as of July 31, 1995 and 1994, and related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of SL Industries, Inc. for the year ended July 31, 1993, were audited by other auditors whose report dated September 20, 1993, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SL Industries, Inc. and subsidiaries as of July 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective August 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."



/s/  ARTHUR ANDERSEN LLP

Philadelphia, PA
September 15, 1995

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

SL INDUSTRIES, INC. AND SUBSIDIARIES




                                                                           ---------------------------------------
                                                                                        Quarter Ended
                                                                           ---------------------------------------
                                                                               October 31,         January 31,
                                                                           -----------------   ------------------
                                                                            1994       1993      1995       1994
                                                                           ---------------------------------------
                                                                            (In thousands, except per share data)

Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . .            $20,428   $ 17,640  $ 21,777   $ 18,319
Gross margin  . . . . . . . . . . . . . . . . . . . . . . . . .            $ 6,543   $  5,400  $  7,023   $  5,697
Income before income taxes and cumulative effect  . . . . . . .            $   811   $    742  $    781   $    307
Income before cumulative effect  . . . . . . .  . . . . . . . .            $   517   $    467  $    480   $    168
Cumulative effect to August 1, 1993, of change in accounting
  for income taxes  . . . . . . . . . . . . . . . . . . . . . .            $   ---   $    603  $    ---   $    ---
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .            $   517   $  1,070  $    480   $    168
Net income per common share:(1)
  Income before cumulative effect . . . . . . . . . . . . . . .            $   .09   $    .07  $    .08   $    .03
  Cumulative effect to August 1, 1993, of change in accounting
    for income taxes  . . . . . . . . . . . . . . . . . . . . .            $   ---   $    .09  $    ---   $    ---
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .            $   .09   $    .16  $    .08   $    .03
                                                                           ---------------------------------------

                                                                           -----------------------------------------
                                                                                         Quarter Ended
                                                                           -----------------------------------------
                                                                                April 30,              July 31,
                                                                           ------------------    -------------------
                                                                             1995       1994      1995(2)    1994
                                                                           -----------------------------------------
                                                                             (In thousands, except per share data)

Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 21,938   $ 19,147   $26,982   $ 21,487
Gross margin  . . . . . . . . . . . . . . . . . . . . . . . . .            $  8,035   $  6,378   $ 9,047   $  6,719
Income before income taxes and cumulative effect  . . . . . . .            $  1,231   $  1,023   $ 2,122   $  1,090
Income before cumulative effect  . . . . . . .  . . . . . . . .            $    778   $    640   $ 1,902   $    676
Cumulative effect to August 1, 1993, of change in accounting
  for income taxes  . . . . . . . . . . . . . . . . . . . . . .            $    ---   $    ---   $   ---   $    ---
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .            $    778   $    640   $ 1,902   $    676
Net income per common share:(1)
  Income before cumulative effect . . . . . . . . . . . . . . .            $    .13   $    .11   $   .33   $    .11
  Cumulative effect to August 1, 1993, of change in accounting
    for income taxes  . . . . . . . . . . . . . . . . . . . . .            $    ---   $    ---   $   ---   $    ---
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .            $    .13   $    .11   $   .33   $    .11
                                                                           -----------------------------------------


(1) Quarterly earnings per share are based on weighted average shares outstanding for each quarter, and as a result, fiscal 1995 and 1994 do not add to the annual amount, which is based on weighted average shares outstanding during the year.

(2) Includes pre-tax gain, net of severance, legal and other costs, on disposition of subsidiary of $818,000, increasing net income by $1,100,000, or $.19 per common share. See Note 2 to consolidated financial statements.






24