Form 10-K405, Exhibit 13
period 1996-07-31
SL INDUSTRIES INC
filed 1996-10-29
CIK 89270

                               OPERATIONS REVIEW
                              SL INDUSTRIES, INC.

Thoughout SL Industries, Inc., teams of SL employees partner with customers to develop creative solutions to their Power and Data Quality problems and other challenges. Our highly skilled teams work with customers from design through production to satisfy their requirements.

Following is a summary of our subsidiaries' fiscal 1996 progress, with an overview of their plans for the future.

CONDOR D.C. POWER SUPPLIES, INC.

Condor designs and manufactures standard and custom AC-DC power supplies, including power supplies with battery back-up capabilities. Condor works directly with Original Equipment Manufacturers [OEMs] to produce power supplies in the medical, telecommunications, industrial and instrumentation markets. The Company sells through OEM sales representatives and industrial distributors domestically, and sales agents internationally.

Condor obtained ISO 9000 certification in fiscal 1996. This achievement, coupled with the Company's reputation for engineering products to meet virtually all international standards for safety and quality should enhance Condor's international growth.

Also in fiscal 1996, Condor significantly expanded its share of the medical and telecommunications markets, with OEMs and expanded distribution. Condor's product line and the number of challenging applications for which Condor has generated solutions has increased to a marked degree.

The most notable advance in fiscal 1996 was the introduction of compact higher-density power density products incorporating surface mount technology, and the installation of Condor's first surface mount production line for the manufacturing of these products.

SL MONTEVIDEO TECHNOLOGY [SL-MTI]

SL MONTEVIDEO TECHNOLOGY [SL-MTI] is an industry leader that provides technological solutions for intelligent high-power-density precision motors, motor controls and motor control systems. SL- MTI capitalizes on its new motor and motor control technologies to win important programs in its traditional markets [defense aerospace], as well as its new markets (commercial aerospace, industrial and medical).

                               OPERATIONS REVIEW
                              SL INDUSTRIES, INC.

Through its "Customer Delight" program, SL-MTI has utilized advanced technology to solve customers' motion control and related power electronics' problems. The SL-MTI program combines advanced technology motion control solutions with prompt quotations and rapid prototype delivery, so that customers can incorporate these innovations early in their product development efforts, for maximum benefits.

In FY96, SL-MTI provided major customers with delivery of a 35-kilowatt Windows-based [Digital Signal Processor] (DSP) motion control system for highly efficient oil field mapping and exploration. This successful development demonstrates SL-MTI's expanding ability to design and develop significantly larger and higher powered motion control systems. Also, in FY96, SL-MTI received orders to build prototype flywheel energy storage systems for a telecommunication application, and a 3-horsepower motor for an electric motor scooter.

Customer confidence in SL-MTI's ability to solve ever more challenging power and motion control problems is evidenced by its successes. These developments are propelling SL-MTI into solid growth markets and strengthening SL-MTI's capabilities in its current markets.

SL WABER, INC.

SL Waber continued its market leadership in designing, manufacturing and marketing an extensive line of power and data quality solutions. SL Waber's brands protect sensitive electronic devices and data from power surges, power outages and electronic noise. The Company's products are sold to OEMs, industrial customers and professional offices, as well as to home offices and homeowners. SL Waber sells its products through many distribution channels, that include electronic and electrical distributors, office supply dealers and computer resellers. A significant portion of sales occurs through retail channels, such as computer and office products stores, hardware stores, home centers and mass market superstores.

In FY96,  SL Waber introduced a new generation of surge suppressors:
Datagard(R). This brand incorporates the latest and most effective designs and technology to protect computers and modem lines connected to the Internet and other on-line services. During 1996, SL Waber was recognized by independent research as the largest surge suppressor company in the United States.

                               OPERATIONS REVIEW
                              SL INDUSTRIES, INC.


UPSTART(TM), a revolutionary Uninterruptible Power Source [UPS] was introduced to critical acclaim of individual customers and computer publications. This product received a coveted Windows Magazine recommendation in FY96. UPSTART(TM), the first and only 5-in-1 Uninterruptible Power Center with exclusive save-and-restore software, provides casual computer owners with automatic unattended shut-down and start-up capability, ensuring that they save valuable files. Several key industrial customers and major retailers, such as Computer City, Staples, the Office Depot and CompUSA, distribute this breakthrough product.

In FY97, SL Waber will continue to expand its surge suppressor and UPS lines, incorporating even greater capabilities to protect customers' data and electronic products. Technology and market research will continue to be utilized to better identify, target and fulfill industrial and individual consumer needs.

In addition, in FY97, SL Waber will introduce several new products, including its recently acquired Day Sequerra line of high technology FM receivers, antennas and power protection products for current distribution and export to the audio/visual market. These products are an outgrowth of SL Waber's expanding market knowledge of the wired and wireless computer and communications fields. SL Waber's growing reputation and its respected technology have established the Company as an industry leader.


TEAL ELECTRONICS CORPORATION

OEMs outsource their design, development and manufacturing of power systems to Teal Electronics, thereby reducing their time-to-market and leveraging their core competencies. Teal's customers can then concentrate on what they do best.

Teal's subsystems are often referred to as Power Conditioning and Distribution Units [PCDU's]. They enhance the quality and reliability of the OEM's system by providing required voltage conversion, control and distribution. Teal's PCDUs condition and stabilize power, while domestic and international agency standards. Teal is currently developing systems to integrate AC-DC conversions.

Teal's capabilities were significantly enhanced during FY96 by the addition of powerful new solid modeling computers, which allow even closer partnerships with customers during new product development. 'Virtual prototypes' are now being created, viewed and

                               OPERATIONS REVIEW
                              SL INDUSTRIES, INC.

remotely exchanged between Teal and its customers. This appeals to customers because it effectively eliminates one design iteration, shaving weeks to months from their critical path-to-market. In FY96, Teal continued building its extensive library of component models from which new custom designs can be quickly created.

This was a year of significant growth for Teal, as the Company focused on expanding its capacity to keep pace with exploding markets for telecommunications systems and semiconductor production equipment. Every Pentium(TM) chip made has been evaluated on Schlumberger testers powered by a Teal PCDU. Rapidly growing demand for computer and telecommunication chips has fueled demand for Teal-powered production equipment. Teal interfaces greatly improve the long-term stability of Ericsson's wireless communications systems, now being installed in Third World countries, where power quality can be very low.

During this fiscal year, new OEM customers and programs were also added in Teal's other core markets of medical imaging and digital graphics. Teal is now an OEM supplier to each of the top six medical imaging OEMs, supplying custom PCDUs for MR, CT, X-ray, nuclear medicine and radiation therapy equipment.

Teal continues to pioneer the art of 'mass customization', supplying custom solutions to OEMs in small batches. They employ 'JIT' [Just-In-Time] operation systems to this end. The Company's ability to remain fast, flexible and repeatable is facilitated by its state-of-the-art on-line documentation system. This system was moved from pilot to production status during FY96, enabling Teal to achieve ISO 9000 certification without loss of flexibility or speed.

The Internet also presents new opportunities, upon which Teal will begin to capitalize during FY97. Using its new world-wide web site, '(@teal.com)', Teal will further serve its customers by facilitating easy viewing and exchange of solid models and applications information.

                               OPERATIONS REVIEW
                              SL INDUSTRIES, INC.


SL AUBURN, INC.

SL Auburn designs, manufactures and markets spark plugs, igniters and other products that send, isolate or serve electric energy under extreme conditions of voltage, pressure and/or temperature. SL Auburn sells to OEMs and to the after-market, through distribution. Sales growth during the fiscal year was driven, in part, by improvement in the aerospace industry. Concurrently, there was increased demand for SL Auburn's products which move electric currents through containment vessels where environmentally sensitive gases and liquids are in use. SL Auburn also introduced its new electronic ignition system in
FY96.   The Company is currently working with a strategic partner to develop a line of spark plugs for the natural gas engine market. These new products, and others under development for introduction in FY97, should contribute to growth in that year and beyond.

SL MODERN HARD CHROME, INC. (SL-MHC)

SL-MHC is a global provider of high precision hard chromium electroplating and surface finishing for the steel, paper, automobile and construction industries. SL-MHC has licensed its technology to surface finishers in other geographic areas to better serve our global customers. The Company has aggressive communicated its capabilities, utilizing targeted marketing campaigns. This strategy significantly enhanced our reputation for meeting the needs of demanding OEMs. NUchrome(TM), a product developed specifically for the corrugated paper industry, has been enthusiastically embraced by OEMs and end-users. The Company is dedicated to serving the needs of targeted niche industries. Encouraged by NUchrome's first-year sales, SL-MHC is expanding its new product research and development to improve its current processes, as well as developing new surface coatings to meet industry needs.

                           SELECTED FINANCIAL DATA
                             SL INDUSTRIES, INC.



-----------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                   1996       1995        1994       1993       1992
-----------------------------------------------------------------------------------------------------------------------------
                                                                            (In thousands, except per share data)
SUMMARY OF OPERATIONS
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . .      $117,313     $91,125    $76,593    $58,529    $50,941

Income before extraordinary item and cumulative
  effect of changes in accounting principles  (1) . . . . . . .      $  3,498     $ 3,677    $ 1,951    $   954    $ 1,506
Extraordinary item - utilization of the federal tax benefit
  of a net operating loss carryforward. . . . . . . . . . . . .            --          --         --        500        620
Cumulative effect of change in accounting for income taxes. . .            --          --        603         --         --
                                                                   ----------------------------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . . . . . .      $  3,498     $ 3,677    $ 2,554    $ 1,454    $ 2,126
                                                                   ==========================================================

Net income per common share:
Income before extraordinary item and cumulative
  effect of changes in accounting principles  (1) . . . . . . .      $    .59     $   .62    $   .32    $   .15    $   .23
Extraordinary item - utilization of the federal tax benefit
  of a net operating loss carryforward  . . . . . . . . . . . .            --          --         --        .07        .09
Cumulative effect of change in accounting for income taxes                 --          --        .10         --         --
                                                                   ----------------------------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . . . . . .      $    .59     $   .62    $   .42    $   .22    $   .32
                                                                   ==========================================================

Shares used in computing net income per common share (2). . . .         5,950       5,940      6,152      6,500      6,552

Cash dividend per common share. . . . . . . . . . . . . . . . .      $    .06     $   .06    $   .06    $   .09    $   .03


YEAR-END FINANCIAL POSITION
Working capital . . . . . . . . . . . . . . . . . . . . . . . .      $ 20,765     $21,929    $21,125    $18,995    $14,912
Current ratio . . . . . . . . . . . . . . . . . . . . . . . . .           2.3         2.5        2.9        2.8        2.8
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . .      $ 64,175     $62,156    $52,397    $49,831    $39,000
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . .      $ 13,186     $17,373    $11,918    $ 9,218    $   844
Shareholders' equity. . . . . . . . . . . . . . . . . . . . . .      $ 28,680     $24,930    $23,577    $23,431    $22,558
Book value per share. . . . . . . . . . . . . . . . . . . . . .      $   4.98     $  4.43    $  3.93    $  3.60    $  3.47

OTHER
Capital expenditures (3)  . . . . . . . . . . . . . . . . . . .      $  2,219     $ 1,736    $ 1,446    $ 1,191    $ 1,048
Depreciation and amortization . . . . . . . . . . . . . . . . .      $  2,584     $ 2,108    $ 1,868    $ 1,674    $ 1,452
                                                                   ==========================================================


(1) Fiscal 1995 includes pre-tax gain, net of severance, legal and other costs, on disposition of subsidiary of $818,000, increasing net income by $1,100,000, or $.19 per common share.

(2) Fiscal 1996 includes the affect of outstanding dilutive stock options.

(3) Excludes assets acquired in business combinations.

                             MANAGEMENT DISCUSSION
                    AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS
                              SL INDUSTRIES, INC.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
During fiscal 1996, the net cash provided by operating activities was $4,687,000, as compared to $3,307,000 and $1,329,000 provided in fiscal 1995 and 1994, respectively. The fiscal 1996 increase, as compared to fiscal 1995, resulted primarily from increased net income from operations and decreased inventories, offset, in part, by increased receivables. The fiscal 1995 increase, as compared to fiscal 1994, resulted primarily from increased net income from operations and accrued liabilities, offset, in part, by increased
inventories.   During fiscal 1996, 1995 and 1994,  the net cash used in
investing activities of $1,240,000, $8,126,000 and $1,423,000, respectively, was primarily related to capital expenditures for all three years, the acquisition of substantially all of the net assets of Teal Electronics Corporation ("Teal") in May 1995, offset, in part, by the fiscal 1996 disposition of substantially all of the assets of SL Piping Systems, Inc. ("Piping"), net of certain liabilities. During fiscal 1996, the net cash used in financing activities of $4,024,000 was primarily related to payments made to reduce the Company's long-term debt obligation. During fiscal 1995 and 1994, the net cash provided by financing activities of $5,199,000, and $291,000, respectively, was primarily related to the use of the Company's revolving line of credit for the fiscal 1995 Teal acquisition, the fiscal 1994 purchase of 507,000 shares of common stock held by two former directors and for fiscal 1994 capital expenditures and working capital requirements.

The Company maintains a strong working capital position with a current ratio of
2.3 to 1 at July 31, 1996, 2.5 to 1 at July 31, 1995, and  2.9 to 1 at July 31,
1994. The fiscal 1996 decrease, as compared to fiscal 1995, resulted from a 10% increase in current liabilities, as compared to a 1% increase in current assets. The fiscal 1995 decrease, as compared to fiscal 1994, resulted from a 38% increase in current liabilities, as compared to a 16% increase in current assets.

As a percentage of total capitalization, consisting of long-term debt and shareholders' equity, total borrowings by the Company were 32% at July 31, 1996, 41% at July 31, 1995, and 34% at July 31, 1994. The fiscal 1996 decrease in total borrowings, as compared to fiscal 1995, was primarily a result of payments made to reduce the outstanding balance of the Company's revolving line of credit. The fiscal 1995 increase in total borrowings, as compared to fiscal 1994, was primarily a result of the use of the Company's revolving line of
credit for the above purposes.   During fiscal 1995, the Company amended its
revolving credit agreement to increase the amount from $15,000,000 to $22,000,000. At July 31, 1996, the Company had $8,002,000, net of outstanding trade letters of credit of $998,000, of its revolving line of credit available for use. On September 13, 1996, the Company received approval from three banks to enter into a new revolving credit agreement in the amount of $25,000,000. The Company expects to close on this new agreement during the first quarter of fiscal 1997. At closing, the new agreement will replace the current agreement. See Note 8 to the consolidated financial statements for additional information. The Company's borrowing capacity at July 31, 1996, remained considerably above its use of outside financing.

Capital expenditures were $2,219,000 in 1996, as compared to $1,736,000 in 1995 and $1,446,000 in 1994. Expenditures during the three-year period have primarily included investments in new process technology and increased production capacity. Fiscal 1997 capital expenditures are planned to be approximately $2,838,000, and the Company expects to fund the expenditures with cash provided by operations.

The Company is not aware of any demands, commitments, trends or uncertainties, which are reasonably likely, in the normal course, to impair its ability to generate or obtain adequate amounts of cash to meet its future needs.

RESULTS OF OPERATIONS

FISCAL 1996 COMPARED TO FISCAL 1995
Fiscal 1996 consolidated net sales of $117,313,000 increased approximately 29% ($26,188,000), as compared to fiscal 1995 consolidated net sales. Fiscal 1996 net income was $3,498,000, or $.59 per share, as compared to fiscal 1995 net income of $3,677,000, or $.62 per share. Fiscal 1995 net income included a gain, net of severance, legal and other costs from the disposition of SL LUBE/systems, Inc., ("LUBE") of $1,100,000 or $ .19 per share. If the gain is excluded from fiscal 1995 net income, fiscal 1996 net income increased approximately 36% ($921,000).

The power and data quality segment's fiscal 1996 net sales increased approximately 37% ($27,136,000), as compared to fiscal 1995 net sales. The segment's fiscal 1996 net sales included a full year of Teal's net sales, as compared to a partial year in fiscal 1995. If the net sales of Teal are excluded from both fiscal 1996 and 1995, the segment's net sales increased approximately 23% ($15,946,000), as compared to fiscal 1995. Contributing to this increase were increased net sales of surge protectors and uninterruptible power supplies, which primarily resulted from increased market share and the sale of new products, increased net sales of AC-DC power supplies, which resulted from new customer programs and increased demand and increased net sales of precision avionic products, which resulted from increased volume, offset, in part, by reduced defense spending. The power and data quality segment's fiscal 1996 operating income increased approximately 54% ($3,095,000), as compared to fiscal 1995. If the operating income of Teal is excluded from both fiscal 1996 and 1995, the segment's operating income increased approximately 25% ($1,408,000), as compared to fiscal 1995. The increase in fiscal 1996 operating income resulted from the increased net sales realized by the businesses within this segment.

The specialty products segment's fiscal 1996 net sales decreased approximately 5% ($948,000), as compared to fiscal 1995 net sales. The net sales decrease was related to the divestiture of Piping and LUBE in February 1996 and May 1995, respectively. If the net sales of Piping are excluded from both fiscal 1996 and 1995 and the net sales of LUBE are excluded from fiscal 1995, the segment's net sales increased approximately 16% ($1,968,000), as compared to fiscal 1995. Contributing to this increase were increased sales of aviation and industrial igniters, and chrome plating services, offset, in part, by decreased sales of aviation spark plugs. The increases in sales of aviation and industrial igniters, and chrome plating services were primarily a result of increased demand. The decrease in sales of aviation spark plugs was primarily a result of decreased demand because of softness in the general aviation market. The specialty products segment's fiscal 1996 operating income decreased approximately 63% ($1,100,000), as compared to fiscal 1995. If the operating losses of Piping are excluded from both fiscal 1996 and 1995 and the operating income of LUBE is excluded from fiscal 1995, the segment's operating income decreased approximately 27% ($387,000), as compared to 1995. This decrease resulted primarily from decreased gross margins realized by the businesses within this segment.

COST OF SALES
As a percentage of net sales, fiscal 1996 and 1995 costs of products sold were approximately 65%. Investments are being made to improve operational efficiencies that should reduce cost of products sold as a percentage of net sales.

ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES
Fiscal 1996 engineering and product development expenses of $4,713,000 increased approximately 39% ($1,319,000), as compared to fiscal 1995. If the expenses of Teal are excluded from both fiscal 1996 and 1995, engineering and product development expenses increased approximately 21% ($678,000), as compared to 1995. The fiscal 1996 increase was primarily related to investments made by the businesses within the power and data quality segment. As a percentage of net sales, fiscal 1996 and 1995 engineering and product development expenses were approximately 4%. If the expenses and net sales of Teal are excluded from both fiscal 1996 and 1995, the expenses, as a percentage of net sales, remain the same.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Fiscal 1996 selling, general and administrative expenses of $26,884,000 increased approximately 25% ($5,442,000), as compared to fiscal 1995. If the expenses of Teal are excluded from both fiscal 1996 and 1995, selling, general and administrative expenses increased approximately 16% ($3,351,000), as compared to 1995. The fiscal 1996 increase was primarily related to increased marketing expenses. As a percentage of net sales, fiscal 1996 selling, general and administrative expenses were approximately 23%, as compared to 24% in fiscal 1995. If the expenses and net sales of Teal are excluded from both fiscal 1996 and 1995, the expenses, as a percent of net sales, remain the same.

DEPRECIATION AND AMORTIZATION EXPENSE
Fiscal 1996 depreciation and amortization expense of $2,584,000 increased approximately 23% ($476,000), as compared to fiscal 1995. If the expenses of Teal are excluded from both fiscal 1996 and 1995, depreciation and amortization expense increased approximately 2% ($37,000).

OTHER INCOME (EXPENSE)
Fiscal 1996 other income (expense) consisted entirely of interest income and expense. Fiscal 1995 other income (expense) included the gain on the disposition of LUBE, as well as interest income and expense. Fiscal 1996 interest expense increased, as compared to fiscal 1995, primarily because of higher interest rates and the use of the Company's revolving line of credit for the May 1995 Teal acquisition. Fiscal 1996 interest income increased, as compared to fiscal 1995, because of higher interest rates and additional cash available for investment.

TAXES
The fiscal 1996 effective tax rate on pre-tax income was 35%, as compared to 26% in fiscal 1995. The fiscal 1996 effective tax rate included the affect of prior year state income tax refunds. The fiscal 1995 effective tax rate included the affect of the May 1995 tax free disposition of LUBE.

FISCAL 1995 COMPARED TO FISCAL 1994
Fiscal 1995 consolidated net sales of $91,125,000 increased approximately 19% ($14,532,000), as compared to fiscal 1994 consolidated net sales. Fiscal 1995 net income was $3,677,000, or $.62 per share, as compared to fiscal 1994 net income of $2,554,000, or $.42 per share. Fiscal 1995 net income included a gain, net of severance, legal and other costs, from the disposition of LUBE of $1,100,000, or $.19 per share. Fiscal 1994 net income included income from the cumulative effect of a change in accounting for income taxes of $603,000, or $.10 per share. If the gain is excluded from fiscal 1995 net income and income from the cumulative effect is excluded from fiscal 1994 net income, net income increased approximately 32% ($626,000). Fiscal 1995 net sales and operating income by industry segment, as compared to fiscal 1994, reflect the reclassification of the net sales and operating income of the aviation and industrial igniter and spark plug product line from the power and data quality segment to the specialty products segment because its products no longer fit the definition of power and data quality.

The power and data quality segment's fiscal 1995 net sales and operating income increased approximately 24% ($14,272,000) and 62% ($2,207,000), respectively, as compared to fiscal 1994 net sales and operating income. Contributing to these increases were increased net sales of linear and switching power supplies, power surge protectors and uninterruptible power supplies, which resulted from the introduction of new products, as well as from increased market share, and increased net sales of precision avionic products which
resulted from the introduction of new products.   In addition, fiscal 1995
included the net sales and operating income contributed by Teal, the amounts of which were not material to the results of this segment. Also, an approximately 3% increase in this segment's gross margin, as a percentage of net sales, contributed to increased operating income. The increase in gross margin percentage resulted from increased volume and production efficiency improvements.

The specialty products segment's fiscal 1995 net sales and operating income increased approximately 1% ($260,000), and decreased approximately 19% ($424,000), respectively, as compared to fiscal 1994 net sales and operating income. During fiscal 1995, net sales of aviation and industrial igniters, and pipe fabrication products increased, while net sales of aviation and industrial spark plugs and chrome plating services decreased. The increases in net sales were a result of increased demand, while the decrease in net sales of aviation and industrial spark plugs was the result of reduced demand, and the decrease in net sales of chrome plating services was the result of corrugated paper machinery manufacturers switching to alternative coatings, which extend the life of corrugated rolls. However, the Company has developed an improved, less expensive alternative coating: "NUchromeTM", which will also significantly extend the life of corrugated rolls. The principal factors affecting the decrease in the operating income of this segment were approximately 3% decreases in gross margins, as a percentage of net sales, realized by the aviation and industrial igniters and spark plugs, and pipe fabrication product lines. These margin decreases were a result of product mix. The May 1995 disposal of LUBE had no material impact on the year-to-year net sales and operating income comparison of this segment.

COST OF SALES
As a percentage of net sales, fiscal 1995 cost of products sold was approximately 65%, as compared to approximately 67% in fiscal 1994. The percentage decrease was a direct result of the improvements contributed by the power and data quality segment's product lines, offset, in part, by the decreases experienced by the specialty products segment's product lines.

ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES
Fiscal 1995 engineering and product development expenses of $3,394,000 increased approximately 40% ($971,000), as compared to fiscal 1994. As a percentage of net sales, fiscal 1995 engineering and product development expenses were 4%, as compared to 3% in fiscal 1994. The fiscal 1995 increases were primarily related to investments made by the businesses within the power and data quality segment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Fiscal 1995 selling, general and administrative expenses of $21,442,000 increased approximately 25% ($4,243,000), as compared to fiscal 1994. As a percentage of net sales, fiscal 1995 selling, general and administrative expense were approximately 24%, as compared to approximately 22% in fiscal 1994. The fiscal 1995 increases were primarily related to increased selling and marketing expenses.

DEPRECIATION AND AMORTIZATION EXPENSE
Fiscal 1995 depreciation and amortization expense of $2,108,000 increased approximately 13% ($240,000), as compared to fiscal 1994. The fiscal 1995 increase was primarily related to the depreciation of equipment within the power and data quality segment.

OTHER INCOME (EXPENSE)
Fiscal 1995 other income (expense) included the gain on the disposition of LUBE, as well as a net increase in interest expense, as compared to fiscal 1994 other income (expense). The fiscal 1995 net increase in interest expense primarily resulted from higher interest rates and the use of the Company's revolving line of credit for the May 1995 Teal acquisition.

TAXES
The fiscal 1995 effective tax rate on pre-tax income was 26%, as compared to 38% in fiscal 1994. This decrease was directly related to the May 1995 tax free disposition of LUBE.

ENVIRONMENTAL
During fiscal 1996, 1995 and 1994, investigation or remediation activities, or both, were undertaken at 18 sites owned, leased or previously utilized by the Company. During the latter part of fiscal 1995, the New Jersey Department of Environmental Protection ("NJDEP") required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation has been underway for several years, and based on the results of that investigation, which were received in fiscal 1996, the Company determined that additional remediation costs of approximately $1,000,000 are probable; therefore, in fiscal 1996, the Company made an additional provision of $900,000.

In a November 1991, Administrative Directive, NJDEP alleged that SL Modern Hard Chrome ("MHC") and 20 other respondents are responsible for a contaminent plume which has affected the Puchack Wellfield in Pennsauken, New Jersey (which supplies Camden, New Jersey), and are, therefore, jointly and severally obligated to pay for the construction and operation of a potable water treatment system there. Three other actions have been initiated from the underlying directive. The first is Supplemental Directive No. 1 issued by NJDEP to the same parties in May, 1992, which seeks a cost reimbursement of $8,655,000 for the construction of a treatment system at the Puchack site and an annual payment of $611,000 for ongoing operation and maintenance of the treatment system. The second matter is a lawsuit initiated by one of the parties named in the original directive seeking to have the remainder of those parties and more than 600 others pay some or all of that party's cost of compliance with the directive and any other costs associated with its site.
The third matter is a Spill Act Directive by NJDEP to MHC alone, regarding similar matters at its site. The state has not initiated enforcement action regarding any of its three Directives. There also exists an outstanding enforcement issue regarding the Company's compliance with ECRA at the same site.

With regard to the $8,655,000 amount, in the Company's view it is not appropriate to consider that amount as "potential cost reimbursements". The MHC site, which is the subject of these actions, has undergone remedial activities under NJDEP's supervision since 1983. The Company believes that it has a significant defense against all or any part of the $8,655,000 claim since technical data generated as part of previous remedial activities indicate that there is no offsite migration of contaminants at the Company's MHC site. Based on this and other technical factors, the Company has been advised by its outside technical consultant, with the concurrence of its outside counsel, that it has a significant defense to the Cost Reimbursement Directive and any material exposure is remote.

Although these contingencies could result in additional expenses or judgments, or offsets, thereto, at present such expenses or judgments are not expected to have a material affect on the Company's consolidated financial position or results of earnings.

The Company filed claims with its insurers seeking reimbursement for past and future environmental costs and received $900,000 from one insurer during fiscal 1996 and a commitment to pay 15% of the environmental costs associated with the MHC site up to an aggregate of $300,000. The $900,000 received was recorded as a credit against the fiscal 1996 provision. Subsequent to July 31, 1996, the Company also settled one additional insurance claim.

See Note 10 to the consolidated financial statements for additional information.

TRENDS AND PROSPECTS
At the present time, both of the Company's industry segments are profitable and are expected to remain so, and it is anticipated that the Company's fiscal year 1997 consolidated financial results will continue to show improvements.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                             SL INDUSTRIES, INC.





-----------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                     1996              1995 *             1994 *
-----------------------------------------------------------------------------------------------------------------------
Net sales . . . . . . . . . . . . . . . . . . . . . . .          $117,313,000         $91,125,000        $76,593,000

Cost and expenses:
  Cost of products sold . . . . . . . . . . . . . . . .            76,773,000          59,249,000         51,385,000
  Engineering and product development . . . . . . . . .             4,713,000           3,394,000          2,423,000
  Selling, general and administrative expenses. . . . .            26,884,000          21,442,000         17,199,000
  Depreciation and amortization . . . . . . . . . . . .             2,584,000           2,108,000          1,868,000
                                                               --------------------------------------------------------
Total cost and expenses . . . . . . . . . . . . . . . .           110,954,000          86,193,000         72,875,000
                                                               --------------------------------------------------------
Income from operations. . . . . . . . . . . . . . . . .             6,359,000           4,932,000          3,718,000
Other income (expense):
  Gain on disposition of subsidiary . . . . . . . . . .                    --             818,000                 --
  Interest income . . . . . . . . . . . . . . . . . . .               159,000              54,000             50,000
  Interest expense. . . . . . . . . . . . . . . . . . .            (1,123,000)           (859,000)          (606,000)
                                                               --------------------------------------------------------
Income before income taxes and cumulative effect
  of accounting change. . . . . . . . . . . . . . . . .             5,395,000           4,945,000          3,162,000
Provision for federal and state income taxes. . . . . .             1,897,000           1,268,000          1,211,000
                                                               --------------------------------------------------------
Income before cumulative effect of accounting change. .             3,498,000           3,677,000          1,951,000
Cumulative effect to August 1, 1993, of change in
  accounting for income taxes . . . . . . . . . . . . .                    --                  --            603,000
                                                               --------------------------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . .          $  3,498,000         $ 3,677,000        $ 2,554,000
                                                               ========================================================

Net income per common share:
  Income before cumulative effect of accounting change.          $        .59         $       .62        $       .32
  Cumulative effect to August 1, 1993, of change in
    accounting for income taxes . . . . . . . . . . . .                    --                  --                .10
                                                               --------------------------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . .          $        .59         $       .62        $       .42
                                                               ========================================================

Shares used in computing net income per common share. .             5,950,000           5,940,000          6,152,000
                                                               ========================================================


* Reclassified to conform with current year's presentation.
See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                             SL INDUSTRIES, INC.



----------------------------------------------------------------------------------------------------------------
July 31,                                                                                1996               1995
----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . .      $        --        $   577,000
  Receivables, less allowances
    of $1,639,000 and $1,820,000, respectively. . . . . . . . . . . . . . .       16,428,000         12,442,000
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       17,339,000         20,622,000
  Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          868,000            890,000
  Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .        2,668,000          2,457,000
                                                                                --------------------------------
        Total current assets. . . . . . . . . . . . . . . . . . . . . . . .       37,303,000         36,988,000
                                                                                --------------------------------
Property, plant and equipment, net. . . . . . . . . . . . . . . . . . . . .        7,119,000          6,933,000
Assets held for future sale . . . . . . . . . . . . . . . . . . . . . . . .          985,000          3,240,000
Long-term note receivable . . . . . . . . . . . . . . . . . . . . . . . . .        2,264,000                 --
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,488,000            551,000
Cash surrender value of life insurance policies . . . . . . . . . . . . . .        7,095,000          6,595,000
Intangible assets, net. . . . . . . . . . . . . . . . . . . . . . . . . . .        7,401,000          7,468,000
Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          520,000            381,000
                                                                                --------------------------------
        Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . .      $64,175,000        $62,156,000
                                                                                ================================

LIABILITIES
Current liabilities:
  Long-term debt due within one year. . . . . . . . . . . . . . . . . . . .      $   187,000        $   187,000
  Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,770,000          5,658,000
  Accrued income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . .          786,000          1,140,000
  Accrued liabilities:
    Payroll and related costs . . . . . . . . . . . . . . . . . . . . . . .        4,614,000          3,938,000
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,181,000          4,136,000
                                                                                --------------------------------
        Total current liabilities . . . . . . . . . . . . . . . . . . . . .       16,538,000         15,059,000
                                                                                --------------------------------
Long-term debt less portion due within one year . . . . . . . . . . . . . .       13,186,000         17,373,000
Deferred compensation and supplemental retirement benefits. . . . . . . . .        3,723,000          3,322,000
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,048,000          1,472,000
                                                                                --------------------------------
        Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . .      $35,495,000        $37,226,000
                                                                                --------------------------------

Commitments and contingencies (Note 10)

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued. .      $        --        $        --
Common stock, $.20 par value; authorized, 25,000,000 shares;
  issued, 1996 - 7,899,000 shares, 1995 - 7,773,000 shares. . . . . . . . .        1,580,000          1,555,000
Capital in excess of par value. . . . . . . . . . . . . . . . . . . . . . .       34,306,000         33,735,000
Retained earnings (accumulated deficit) . . . . . . . . . . . . . . . . . .        2,196,000           (958,000)
Treasury stock at cost, 1996 - 2,141,000 shares, 1995 - 2,141,000 shares. .       (9,402,000)        (9,402,000)
                                                                                --------------------------------
        Total shareholders' equity. . . . . . . . . . . . . . . . . . . . .      $28,680,000        $24,930,000
                                                                                --------------------------------
        Total liabilities and shareholders' equity. . . . . . . . . . . . .      $64,175,000        $62,156,000
                                                                                ================================


See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             SL INDUSTRIES, INC.


                                                           Common Stock
                                    ----------------------------------------------------------                    Retained
                                                Issued                   Held In Treasury        Capital in       Earnings
                                    ----------------------------------------------------------    Excess of   (Accumulated
                                          Shares        Amount         Shares         Amount      Par Value       Deficit)
                                    ----------------------------------------------------------------------------------------
Balance August 1, 1993. . . . . .      7,734,000    $1,547,000     (1,234,000)   $(5,303,000)   $33,606,000    $(6,419,000)
Net income. . . . . . . . . . . .                                                                                2,554,000
Cash dividends, $.06 per share. .                                                                                 (375,000)
Other, including exercise of
  employee stock options. . . . .          5,000         1,000                                       14,000          1,000
Treasury stock purchased. . . . .                                    (507,000)    (2,049,000)
                                    ----------------------------------------------------------------------------------------
Balance July 31, 1994. . . . . . .     7,739,000     1,548,000     (1,741,000)    (7,352,000)    33,620,000     (4,239,000)
Net income . . . . . . . . . . . .                                                                               3,677,000
Cash dividends, $.06 per share . .                                                                                (349,000)
Rights redemption, $.0079 per share                                                                                (48,000)
Other, including exercise of
  employee stock options . . . . .        34,000         7,000                                      115,000          1,000
Treasury stock received from tax
  free distribution. . . . . . . .                                   (400,000)    (2,050,000)
                                    ----------------------------------------------------------------------------------------
Balance July 31, 1995. . . . . . .     7,773,000     1,555,000     (2,141,000)    (9,402,000)    33,735,000       (958,000)
Net income . . . . . . . . . . . .                                                                               3,498,000
Cash dividends, $.06 per share . .                                                                                (343,000)
Other, including exercise of
  employee stock options and
  related income tax benefits. . .       126,000        25,000                                      571,000         (1,000)
                                    ----------------------------------------------------------------------------------------
BALANCE JULY 31, 1996. . . . . . .     7,899,000    $1,580,000     (2,141,000)   $(9,402,000)   $34,306,000     $2,196,000
                                    ========================================================================================


See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             SL INDUSTRIES, INC.




--------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                                     1996             1995             1994
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 3,498,000      $ 3,677,000      $ 2,554,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Cumulative effect of change in accounting for income taxes. . . . . . .              --               --         (603,000)
      Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,869,000        1,687,000        1,384,000
      Amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         715,000          421,000          484,000
      Provisions for losses on accounts receivable. . . . . . . . . . . . . .         151,000          175,000           50,000
      Additions to other assets . . . . . . . . . . . . . . . . . . . . . . .        (259,000)         (95,000)        (208,000)
      Cash surrender value of life insurance premiums . . . . . . . . . . . .        (499,000)        (661,000)        (759,000)
      Deferred compensation and supplemental retirement benefits. . . . . . .         863,000          521,000          606,000
      Deferred compensation and supplemental retirement benefit payments. . .        (449,000)        (691,000)        (449,000)
      (Increase) decrease in deferred income taxes. . . . . . . . . . . . . .      (1,148,000)        (724,000)         281,000
      (Gain) loss on the sale of equipment. . . . . . . . . . . . . . . . . .          (5,000)          13,000            8,000
      Discontinued product line expenses. . . . . . . . . . . . . . . . . . .        (246,000)        (172,000)        (416,000)
      Gain on disposition of subsidiary . . . . . . . . . . . . . . . . . . .              --         (818,000)              --
      Changes in operating assets and liabilities, net of the effect of acquisitions and dispositions:
        Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (5,000,000)        (356,000)      (2,411,000)
        Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2,682,000       (3,318,000)          44,000
        Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . .          11,000          (57,000)         (34,000)
        Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . .         444,000          872,000          937,000
        Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . .       2,325,000        2,526,000         (830,000)
        Accrued income taxes. . . . . . . . . . . . . . . . . . . . . . . . .        (265,000)         307,000          691,000
                                                                               -------------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES . . . . . . . . . . . . . .      $4,687,000      $ 3,307,000      $ 1,329,000
                                                                               -------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and equipment. . . . . . . . . . . .         151,000           14,000            6,000
  Purchases of property, plant and equipment. . . . . . . . . . . . . . . . .      (2,219,000)      (1,736,000)      (1,446,000)
  Proceeds from notes receivable. . . . . . . . . . . . . . . . . . . . . . .           7,000               --           17,000
  Payments for acquisitions, net of cash acquired . . . . . . . . . . . . . .        (533,000)      (6,404,000)              --
  Proceeds from disposition of subsidiary . . . . . . . . . . . . . . . . . .       1,354,000               --               --
                                                                               -------------------------------------------------
        NET CASH USED IN INVESTING ACTIVITIES . . . . . . . . . . . . . . . .     $(1,240,000)     $(8,126,000)     $(1,423,000)
                                                                               -------------------------------------------------
FINANCING ACTIVITIES:
  Cash dividends paid . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (343,000)        (349,000)        (375,000)
  Rights redemption . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --          (48,000)              --
  Treasury stock acquired . . . . . . . . . . . . . . . . . . . . . . . . . .              --               --       (2,049,000)
  Proceeds from long-term debt. . . . . . . . . . . . . . . . . . . . . . . .         600,000        9,000,000        6,600,000
  Payments on long-term debt. . . . . . . . . . . . . . . . . . . . . . . . .      (4,786,000)      (3,526,000)      (3,900,000)
  Proceeds from stock options exercised . . . . . . . . . . . . . . . . . . .         505,000          122,000           15,000
                                                                               -------------------------------------------------
        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES . . . . . . . . .     $(4,024,000)     $ 5,199,000         $291,000
                                                                               -------------------------------------------------
        NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS. . . . . . . . .        (577,000)         380,000          197,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR. . . . . . . . . . . . . . . .         577,000          197,000               --
                                                                               -------------------------------------------------
CASH AND CASH EQUIVALENTS AT YEAR END . . . . . . . . . . . . . . . . . . . .     $        --         $577,000         $197,000
                                                                               =================================================



See accompanying notes to consolidated financial statements.

                                    NOTES TO
                       CONSOLIDATED FINANCIAL STATEMENTS
                              SL INDUSTRIES, INC.


1. Summary of significant accounting policies
Consolidation: The consolidated financial statements include the accounts of SL Industries, Inc. and its wholly-owned subsidiaries ("the Company"). All intercompany accounts and transactions have been eliminated in consolidation.

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

Intangible assets: Intangible assets consist primarily of goodwill, trademarks, covenants not to compete and patents. The goodwill and trademarks resulting from the May 1995 acquisition are being amortized over 25 years or less. Goodwill resulting from acquisitions made prior to November 1, 1970, of $955,000, is considered to have continuing value over an indefinite period, and is not being amortized. Covenants are amortized over their stated terms and patents are amortized over their remaining lives. Subsequent to its acquisitions, the Company continually evaluates whether later events or circumstances have occurred that would indicate that the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible asset to measure recoverability.

Environmental expenditures: Expenditures that relate to current operations are charged to expense or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, which do not contribute to future revenues, are charged to expense. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures includes, as appropriate, elements of costs such as site investigations, consultants' fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted, nor are they reduced by potential claims for recovery from the Company's insurance carriers. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other relevant factors including changes in technology or regulations.

Product warranty costs: The Company offers various warranties on its products. The Company provides for its estimated future warranty obligations in the period in which the related sales are recognized.

Advertising costs: Advertising costs are expensed as incurred. For the fiscal years ended July 31, 1996, 1995 and 1994, these costs were $2,322,000, $2,085,000 and $1,766,000, respectively.

Research and development costs: Research and development costs are expensed as incurred. For the fiscal years ended July 31, 1996, 1995 and 1994, these costs were $1,245,000, $985,000 and $670,000, respectively.

Income taxes: Deferred income taxes are provided to reflect the tax effect of temporary differences in reporting income and deductions for tax and financial statement purposes. Effective August 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS 109")." SFAS 109 provides for income tax accounting under the asset/liability method, which includes a requirement for adjustment of deferred tax balances for income tax rate changes and an assessment as to whether a valuation allowance should be established for deferred tax assets. Future years' net income will be subject to increased volatility depending upon the frequency of tax rate changes. Adoption of SFAS 109 had no significant affect on the 1994 provision for income taxes.

As shown in the fiscal 1994 consolidated statements of earnings, the cumulative effect to August 1, 1993, of the adoption of SFAS 109 was $603,000, or $.10 per common share.

Foreign currency conversion: The balance sheets and statements of earnings of the Company's foreign subsidiaries are converted at the year-end rate of exchange and the monthly weighted average rate of exchange, respectively, except for those items requiring conversion at historical rates of exchange, as the foreign subsidiaries' functional currency is U.S. dollars. Gains or losses resulting from foreign currency conversions are included in the accompanying consolidated statements of earnings.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management estimates relate to product warranty costs, allowance for inventory obsolescence and environmental costs.

Net income per common share: Net income per common share for fiscal 1996 is calculated using weighted average shares outstanding plus the affect of outstanding dilutive stock options, using the treasury stock method. Fully diluted net income per common share is not materially different than the net income per common share presented.

The affect of outstanding dilutive stock options is not material for fiscal 1995 and is antidilutive for fiscal 1994; therefore, they are not included in the calculations for these years.

New accounting pronouncement: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121")." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company is required to adopt SFAS No. 121 effective August 1, 1996. The adoption of SFAS No. 121 will not have any affect on the Company's financial condition or results of operations.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation ("SFAS No. 123")." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company is required to adopt SFAS No. 123 effective August 1, 1996. The Company has elected to adopt the disclosure requirement of this Statement.

Reclassifications: Reclassifications, when applicable, are made to the prior year consolidated financial statements to conform with current year presentation.

2. Acquisitions and dispositions
On May 1, 1995, the Company acquired substantially all of the assets and liabilities of Teal Electronics Corporation ("Teal"), for $6,404,000, net of cash acquired. In addition, the asset purchase agreement includes a provision to pay additional purchase price equal to 50% of the annual net profits of the acquired business in excess of $1,100,000 for each of the five twelve-month periods beginning May 1, 1995. For the twelve month period ended April 30, 1996, additional purchase price of $423,000 was paid and during fiscal 1996, an additional $110,000 was accrued. Teal designs and manufactures custom low impedance power conditioners which are primarily sold to OEM's and are used to protect medical imaging systems, semiconductor production equipment, telecommunications systems, printing presses and other special purpose computerized systems.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the aggregate purchase price has been allocated to the assets and liabilities acquired based on their respective fair values at date of acquisition. A total of $3,403,000 of the aggregate purchase price has been allocated to goodwill and trademarks. Additional purchase price will be allocated to goodwill as amounts become determinable. The results of operations of Teal, since the acquisition date, are included in the accompanying consolidated statements of earnings.

Unaudited pro forma consolidated results of operations, as though the Company acquired Teal on August 1, 1993, are as follows:

                                    --------------------------------------
                                           1995                1994
                                    --------------------------------------
                                     (In thousands,except per share data)
Net sales. . . . . . . . . . .             $98,307            $83,332

Net income . . . . . . . . . .             $ 3,992            $ 1,970

Net income per common share. .             $   .67            $   .32


The unaudited pro forma consolidated results of operations include the amortization of goodwill, covenant not to compete and other intangible assets, and additional interest and depreciation expense as if these acquisition related expenses had been incurred since the August 1st date. The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the August 1st date, or of results which may occur in the future.

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

On February 20, 1996, the Company sold substantially all the assets of its wholly-owned subsidiary, SL Piping Systems, Inc., for $1,354,000 and the assumption of certain liabilities. The sale had no material impact on the Company's consolidated financial position or income from operations.

3. Income Taxes
The provision for federal and state income taxes consists of the following:


                               ---------------------------------------
                                  1996            1995         1994
                               ---------------------------------------
                                             (In thousands)
Current:
  Federal. . . . . . . . . .    $2,584           $1,607       $  731
  State. . . . . . . . . . .       461              361          203

Deferred:
  Federal . . . . . . . . . .   (1,038)            (587)         267
  State . . . . . . . . . . .     (110)            (113)          10
                               ---------------------------------------
                                $1,897           $1,268       $1,211
                               =======================================

Significant components of the Company's deferred tax assets and liabilities at July 31, 1996 and 1995, are as follows:


                                        -------------------------
                                            1996          1995
                                        -------------------------
                                              (In thousands)
Deferred tax assets:
  Deferred compensation. . . .             $1,516       $1,359
  Liabilities related to
    discontinued product line.                422          505
  Liabilities related to
    environmental matters. . .                453          115
  Inventory valuation. . . . .                692          573
  Prepaid and accrued expenses              1,830        1,587
  Other. . . . . . . . . . . .                  2            1
                                        -------------------------
                                            4,915        4,140
Deferred tax liabilities:
  Accelerated depreciation and
    amortization . . . . . . .                759        1,132
                                        -------------------------
                                            4,156       $3,008
                                        =========================

Following is a reconciliation between the amount of income tax expense at the applicable federal statutory rate and the effective rates:

                                        --------------------------------------
                                          1996            1995          1994
                                        --------------------------------------
Federal statutory rate. . . . .            34%             34%           34%
Adjustment related to
  disposal of subsidiary  . . .             -             (12)            -
Tax rate differential on
Foreign Sales Corporation
earnings. . . . . . . . . . . .            (1)             (1)           (1)
State income taxes, net
  of federal income tax
  benefit . . . . . . . . . . .             4               5             4
 Other. . . . . . . . . . . . .            (2)              -             1
                                        --------------------------------------
                                           35%             26%           38%
                                        ======================================

                                    NOTES TO
                       CONSOLIDATED FINANCIAL STATEMENTS
                              SL INDUSTRIES, INC.

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

5. Inventories
Inventories consist of the following:

                                            ----------------------------
                                               1996              1995
                                            ----------------------------
                                                   (In thousands)
Raw materials. . . . . . . . . .              $ 8,139          $ 9,060
Work in process. . . . . . . . .                2,601            3,259
Finished goods . . . . . . . . .                6,599            8,303
                                            ----------------------------
                                              $17,339          $20,622
                                            ============================

The above includes certain inventories, which are valued using the LIFO method, which aggregated $1,019,000 and $1,066,000 at July 31, 1996 and 1995,
respectively. The excess of FIFO cost over LIFO cost at July 31, 1996 and 1995, was approximately $608,000 and $518,000 respectively.

6. Property, plant and equipment
Property, plant and equipment consist of the following:


                                                  ------------------------
                                                     1996         1995
                                                  ------------------------
                                                        (In thousands)
Land . . . . . . . . . . . . . . .                 $    79       $    79
Buildings and leasehold
improvements   . . . . . . . . . .                   3,688         3,465
Equipment and other property . . .                  14,743        14,478
                                                  ------------------------
                                                    18,510        18,022
Less accumulated depreciation. . .                  11,391        11,089
                                                  ------------------------
                                                   $ 7,119       $ 6,933
                                                  ========================

"Assets held for future sale" at July 31, 1996, are not included above and relate to assets remaining after the 1989 relocation of a power and data quality operation and at July 31, 1995, also include the assets sold during fiscal 1996 that remained after the 1988 consolidation of the Company's two plastics operations. The assets remaining consist primarily of land, buildings and building improvements which are being leased to a third party. The buildings and building improvements are being depreciated and accounted for as an operating lease. Aggregate accumulated depreciation for the buildings and building improvements at July 31, 1996 and 1995, was $434,000 and $1,379,000, respectively. Aggregate minimum rental income for fiscal 1996 and 1995 was $205,000 and $259,000, respectively. Aggregate minimum rental income for the remaining lease period will be $70,000 in 1997. The net book values of these assets are less than the estimated net realizable value based on a market survey received from an independent third party.


7. Intangible assets
Intangible assets consist of the following:


                                         ----------------------------
                                            1996              1995
                                         ----------------------------
                                                (In thousands)
Patents . . . . . . . . . . . . . .        $  873            $  873
Covenants not to compete. . . . . .         2,980             2,980
Goodwill  . . . . . . . . . . . . .         3,624             3,091
Trademarks  . . . . . . . . . . . .           920               920
Other . . . . . . . . . . . . . . .           386               386
                                         ----------------------------
                                            8,783             8,250
Less accumulated amortization . . .         1,382               782
                                         ----------------------------
                                           $7,401            $7,468
                                         ============================

8. Debt
Long-term debt consists of the following:


                                            ----------------------------
                                               1996              1995
                                            ----------------------------
                                                   (In thousands)
Revolving line of credit. . . . . . .         $13,000           $17,000
Industrial revenue bonds payable in
various principal amounts
through 1998  . . . . . . . . . . . .             373               560
                                            ----------------------------
                                               13,373            17,560
Less portion due within one year. . .             187               187
                                            ----------------------------
                                              $13,186           $17,373
                                            ============================


On December 27, 1994, the Company amended its revolving credit agreement to increase the amount from $15,000,000 to $22,000,000, the participating banks from two to four and to extend the maturity date to December 31, 1997. Under the terms of this agreement, the Company can borrow for acquisitions, working capital and, for other purposes, at either a "CD or LIBOR rate," as defined, or prime interest rate. The agreement, as amended, contains limitations on borrowings; restricts the payment of cash dividends to $600,000 per fiscal year; and requires maintenance of specified ratios, the most restrictive of which are the ratio of consolidated total liabilities to consolidated tangible net worth and the ratio of consolidated cash flow to consolidated financing requirements, as defined. At July 31, 1996, the Company is in compliance with the above covenants. In lieu of compensating balances, the Company pays commitment fees as defined under the agreement.

On September 13, 1996, the Company received approval from three banks to enter into a new revolving credit agreement in the amount of $25,000,000 and the Company expects to close on this agreement during the first quarter of fiscal 1997. The new agreement will replace the current agreement and any debt outstanding under the current agreement will become outstanding under the new agreement. The maturity date of the new agreement will be three years from date of closing and its terms will be primarily the same as those of the current agreement with the only material exception being the required ratios that need to be maintained, the most restrictive of which will be the ratio of total funded debt plus standby letters of credit to earnings before interest, taxes, depreciation and amortization.

Under the terms of the industrial revenue bond installment loan agreements, interest is payable quarterly on the outstanding principal at 65% of the prevailing prime rate, adjusted monthly. Generally the banks have the right and option to call each loan, at specified dates, if certain levels of shareholders' equity, as defined, are not maintained.

Principal maturities of long-term debt in the next two years are $187,000 in 1997, and $13,186,000 in 1998, however, on the closing date of the new revolving credit agreement, $13,000,000 of the amount due in 1998 will not be due until 2000.

9. Retirement plans and deferred compensation
The Company and its aviation igniter and power conditioner subsidiaries have noncontributory defined contribution pension plans covering substantially all employees. The Company's contribution to its plan is based on a percentage of employee elective contributions and calendar year gross wages, as defined in the plan. The aviation igniter subsidiary's contribution to its plan is based on a percentage of salary, as defined in the plan. The power conditioner subsidiary's contribution to its plan is based on a percentage of employee elective contributions. Costs accrued under the plans for fiscal 1996, 1995 and 1994 amounted to approximately $508,000, $416,000 and $387,000, respectively. It is the Company's and subsidiaries' policies to fund their accrued retirement income costs.

In addition, the Company makes contributions, based on rates per hour, as specified in two union agreements, to two union administered defined benefit multi-employer pension plans. Contributions to these plans amounted to $52,000, $50,000 and $50,000 in 1996, 1995 and 1994, respectively. Under the
Multi-employer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multi-employer plan for its proportionate share of the plan's unfunded vested benefits liability. The Company's share of the unfunded vested benefits liabilities of the union plans to which it contributes is not material.

The Company has agreements with certain active and retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates of 8%, 10% and 12%. The amount charged to income in connection with these agreements amounted to $398,000, $373,000 and $539,000 in 1996, 1995 and 1994, respectively.

In addition, the Company has agreements with certain active officers and key employees providing for deferred compensation benefits. Benefits to be provided to each participant are stated in separate elective salary deferral agreements. The amount charged to income in connection with these agreements amounted to $465,000, $148,000 and $67,000 in 1996, 1995 and 1994,
respectively.

The Company is the owner and beneficiary of insurance policies on the lives of a majority of the participants having a deferred compensation or supplemental retirement agreement. At July 31, 1996, the aggregate death benefit totaled $13,198,000 with the corresponding cash surrender value totaling $7,095,000. At July 31, 1996, certain agreements may restrict the Company from utilizing cash surrender value totaling $1,740,000 for purposes other than satisfaction of the specific underlying deferred compensation agreements, if benefits are not paid by the Company. The Company nets the increase in the cash surrender value of the policies with premium expense. Net amounts included in income in connection with the policies amounted to $337,000, $217,000 and $155,000 in 1996, 1995 and 1994, respectively.

10. Commitments and contingencies
For the fiscal years ended July 31, 1996, 1995 and 1994, rental expense applicable to continuing operations aggregated $2,000,000, $1,743,000 and $1,389,000, respectively. These expenses are primarily for facilities and vehicles. The minimum rental commitments as of July 31, 1996, are as follows:

(In thousands)
1997 . . . . . . .     $1,720   2000 . . . . . . .      884
1998 . . . . . . .      1,456   2001 . . . . . . .      443
1999 . . . . . . .      1,309   Thereafter . . . .      634
                                                     ------
                                                     $6,446
                                                     ======

At July 31, 1996, the Company was contingently liable for $1,313,000, under outstanding letters of credit issued primarily for inventory purchases from foreign suppliers and settlement of a civil lawsuit.

In the ordinary course of its business, the Company is subject to loss contingencies pursuant to federal, state and local governmental laws and regulations and is also party to certain legal actions, most frequently complaints by terminated employees. It is management's opinion that the impact of these legal actions will not have a material affect on the consolidated financial position or results of operations of the Company.

Loss contingencies include potential obligations to investigate and eliminate or mitigate the affects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites under these laws and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed by the Company and its independent engineering consulting firm to date, management has provided an estimated accrual for all known costs believed to be probable. However, it is in the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and tougher standards, the unknown magnitude of defense and cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other responsible parties, and the extent, if any, to which such costs are recoverable from other parties or from insurance. Although these contingencies could result in additional expenses or judgments, or off-sets thereto, at present such expenses or judgments are not expected to have a material affect on the Company's consolidated financial position or results of operations.

In the fourth quarter of fiscal year 1990, the Company made a provision of $3,500,000 to cover various such environmental costs for six locations, based upon estimates prepared at that time by the independent engineering consulting firm. In fiscal 1991 and 1996, the Company made additional provisions of $480,000 and $900,000, respectively, based upon new estimates. The fiscal 1996 provision was necessary since, during the latter part of fiscal 1995, the New Jersey Department of Environmental Protection required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation has been underway for years, and based on the results of that investigation, which were received in fiscal 1996, the Company determined that additional remediation costs of approximately $1,000,000 are probable. During fiscal years 1993, 1994, 1995 and 1996, the Company paid or incurred expenses at all of those six locations and twelve others, in addition to environment-related capital expenditures of approximately $367,000.

                                    NOTES TO
                       CONSOLIDATED FINANCIAL STATEMENTS
                              SL INDUSTRIES, INC.


The Company filed claims with its insurers seeking reimbursement for many of these costs, and received $900,000 from one insurer during fiscal year 1996 and a commitment to pay 15% of the environmental costs associated with one location up to an aggregate of $300,000. The $900,000 received was recorded as a credit against the fiscal 1996 provision. Subsequent to July 31, 1996, the Company also executed a settlement agreement for an additional insurance claim in the amount of $700,000 and a commitment to pay 20% of the future environmental costs associated with the same location up to an aggregate of $400,000. Two additional insurance claims are outstanding and some recovery is likely, however, it is too early to assess the extent of the recovery. At July 31, 1996 and 1995, the remaining environmental accrual was $1,438,000 and $619,000, respectively, of which $400,000 and $334,000, respectively, have been included in "Accrued Liabilities" and $1,038,000 and $285,000, respectively, in "Other Liabilities" in the accompanying consolidated balance sheets.

11. Stock options and capital stock
At the Company's 1993 Annual Meeting, the shareholders approved a Nonemployee Director Nonqualified Stock Option Plan (the "Director Plan"), which was effective June 1, 1993. The Director Plan provides for the granting of nonqualified options to purchase up to 250,000 shares of the Company's Common Stock to nonemployee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees, when elected. The Director Plan enables the Company to grant options, with an exercise price per share not less than fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the Director Plan expires no later than ten years from date of grant and no options can be granted under the Director Plan after its May 31, 2003, expiration date. Information for the years 1994, 1995 and 1996 with respect to the Director Plan is as follows:

                                       --------------------------------------
                                          Shares         Option Price
                                       --------------------------------------
                                       (In thousands, except for option price)
Granted, outstanding and exercisable
at July 31, 1994. . . . . . . . . . .        17        $3.5625 to $4.25

Granted . . . . . . . . . . . . . . .        34        $4.1875 to $5.125

Outstanding and exercisable
at July 31, 1995. . . . . . . . . . .        51        $3.5625 to $5.125

Granted . . . . . . . . . . . . . . .        39        $5.6875 to $10.50

Exercised . . . . . . . . . . . . . .       (14)       $3.5625 to $5.125

Outstanding and exercisable
at July 31, 1996. . . . . . . . . . .        76        $3.5625 to $10.50

As of July 31, 1996, 1995 and 1994, the number of shares available for grant were 160,000, 199,000 and 233,000, respectively.

At the Company's 1991 Annual Meeting, the shareholders approved the adoption of a Long Term Incentive Plan (the "1991 Plan") which provides for the granting of options to officers and key employees of the Company to purchase up to 500,000 shares of the Company's Common Stock. At the 1995 Annual Meeting, the shareholders approved an amendment to increase the number of shares subject to options under the 1991 Plan from 500,000 to 922,650. The 1991 Plan enables the Company to grant either nonqualified options, with an exercise price per share established by the Board's Compensation Committee, or incentive stock options, with an exercise price per share not less than the fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the 1991 Plan expires no later than ten years from date of grant and no options can be granted under the 1991 Plan after its September 25, 2001, expiration date. Information for the years 1994, 1995 and 1996 with respect to the 1991 Plan is as follows:


                                       ----------------------------------------
                                            Shares           Option Price
                                       ----------------------------------------
                                         (In thousands, except for option price)
Outstanding and exercisable
at August 1, 1993 . . . . . . . . . .        182            $3.25 to $3.75

Granted . . . . . . . . . . . . . . .        103            $3.50 to $3.625

Exercised . . . . . . . . . . . . . .         (5)           $3.25 to $3.50

Cancelled . . . . . . . . . . . . . .        (14)                $3.25

Outstanding and exercisable
at July 31, 1994. . . . . . . . . . .        266            $3.25 to $3.75

Granted . . . . . . . . . . . . . . .         70            $4.25 to $4.50

Exercised . . . . . . . . . . . . . .        (34)           $3.25 to $3.75

Cancelled . . . . . . . . . . . . . .         (1)           $3.25 to $3.50

Outstanding and exercisable
at July 31, 1995. . . . . . . . . . .        301            $3.25 to $4.50

Granted . . . . . . . . . . . . . . .         83                $6.875

Exercised . . . . . . . . . . . . . .        (95)           $3.25 to $6.875

Cancelled . . . . . . . . . . . . . .         (2)           $3.25 to $6.875

Outstanding and exercisable
at July 31, 1996. . . . . . . . . . .        287            $3.25 to $6.875


As of July 31, 1996, 1995, and 1994, the number of shares available for grant were 501,000, 159,000, and 228,000, respectively.

The Company's 1981 Incentive Stock Option Plan for officers and employees expired on July 31, 1991. The Plan provided that option prices were equivalent to 100% of market value at date of grant. All options granted under the Plan were exercisable three years from date of grant and expired five years after date of grant. Information for the years 1994, 1995 and 1996 with respect to the Plan is as follows:


                                     ------------------------------------------
                                           Shares            Option Price
                                     ------------------------------------------
                                       (In thousands, except for option price)
Outstanding at August 1, 1993 . . . .         55            $5.90 to $7.90


Expired . . . . . . . . . . . . . . .        (17)               $7.03

Cancelled . . . . . . . . . . . . . .         (3)           $5.90 to $7.90

Outstanding and exercisable
at July 31, 1994. . . . . . . . . . .         35            $5.90 to $7.90

Expired . . . . . . . . . . . . . . .        (16)               $7.90

Cancelled . . . . . . . . . . . . . .         (2)           $5.90 to $7.90

Outstanding and exercisable
at July 31, 1995. . . . . . . . . . .         17                $5.90

Exercised . . . . . . . . . . . . . .         (1)               $5.90

Expired . . . . . . . . . . . . . . .        (16)               $5.90

Outstanding at July 31, 1996. . . . .          0

During fiscal 1991, the Board of Directors approved the granting of nonqualified stock options to purchase 110,000 shares at an option price of $4.13, and 15,000 shares at an option price of $ 5.25 to the Chief Executive Officer of the Company and a subsidiary president, respectively. The option for 15,000 shares was exercised during fiscal 1996. In fiscal 1992, an option to purchase 50,000 shares was granted to another officer of the Company at an option price of $3.25 and is exercisable at July 31, 1996, with an expiration date of November 30, 1998. In fiscal 1996, an option to purchase 50,000 shares was granted to a subsidiary officer at an option price of $8.375 and is exercisable 20%, 50%, 20% and 10% on or after April 13, 1997, October 13, 1997, April 13, 1998, and April 13, 1999, respectively, with no expiration date, except in the event of termination, disability or death provided that the subsidiary officer has been employed through such date. The remaining options are exercisable at any time after the date of grant with no expiration date, except in the event of termination, disability or death. All of the option prices are equivalent to 100% of market value at date of grant.

The above data have been adjusted to reflect subsequent stock dividends.

12. Cash flow information
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments, purchased with an original maturity of three months or less, to be cash equivalents.

Supplemental disclosures of cash flow information:

                                 ---------------------------------------
                                     1996         1995           1994
                                 ---------------------------------------
                                              (In thousands)
Interest paid . . . . . . . . .     $1,158        $  790         $594
Income taxes paid . . . . . . .     $3,312        $1,667         $528


Non-cash investing and financing activities:

During fiscal 1996, the Company received a $2,300,000 note as part of the consideration for a sale of property, plant and equipment.

Excluded from the consolidated statements of cash flows for fiscal 1995 are certain noncash investing and financing activities relating to acquisitions which result in the item reflected under investing activities "Payments for acquisitions, net of cash acquired $6,404,000":


                                              --------------
                                                   1995
                                              --------------
                                              (In thousands)
Fair value of assets acquired,
net of cash . . . . . . . . . .                    $6,969
Liabilities assumed . . . . . .                    $  565

13. Industry segments
The Company's operations are conducted through domestic subsidiaries within two major industry segments. Sales between segments are not material. No single customer accounts for more than 10% of consolidated sales nor are export sales material thereto.


                                ---------------------------------------------
                                  1996             1995           1994(1)
                                ---------------------------------------------
                                             (In thousands)
NET SALES
Power and data quality . . . .    $100,319         $73,183          $58,911
Specialty products . . . . . .      16,994          17,942           17,682
                                ---------------------------------------------
  Consolidated . . . . . . . .    $117,313         $91,125          $76,593
                                =============================================

OPERATING INCOME
Power and data quality . . . .     $ 8,853         $ 5,758          $ 3,551
Specialty products . . . . . .         660           1,760            2,184
Corporate. . . . . . . . . . .      (3,154)         (2,586)          (2,017)
                                ---------------------------------------------
  Total. . . . . . . . . . . .       6,359           4,932            3,718
Gain on disposition. . . . . .           -             818                -
Interest income. . . . . . . .         159              54               50
Interest expense . . . . . . .      (1,123)           (859)            (606)
                                ---------------------------------------------

  Consolidated income
  before income taxes. . . . .     $ 5,395         $ 4,945          $ 3,162
                                =============================================


IDENTIFIABLE ASSETS
Power and data quality . . . .     $39,984         $38,653          $29,782
Specialty products . . . . . .       7,590           9,582            9,767
                                ---------------------------------------------

  Consolidated segment totals.      47,574          48,235           39,549
Corporate. . . . . . . . . . .      16,601          13,921           12,848
                                ---------------------------------------------
  Consolidated assets. . . . .     $64,175         $62,156          $52,397
                                =============================================


CAPITAL EXPENDITURES (2)
Power and data quality . . . .      $1,761          $1,113          $   603
Specialty products . . . . . .         324             614              798
Corporate. . . . . . . . . . .         134               9               45
                                ---------------------------------------------
  Total. . . . . . . . . . . .      $2,219          $1,736           $1,446
                                =============================================


DEPRECIATION AND AMORTIZATION
Power and data quality . . . .      $1,830          $1,255           $1,067
Specialty products . . . . . .         580             627              572
Corporate. . . . . . . . . . .         174             226              229
                                ---------------------------------------------
  Total. . . . . . . . . . . .      $2,584          $2,108           $1,868
                                =============================================



(1) SL Auburn, Inc. was transferred from the Power and Data Quality Segment to the Specialty Products Segment because its products no longer fit the Power and Data Quality definition.

(2) Excludes assets acquired in business combinations.

                              SL INDUSTRIES, INC.
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of SL Industries, Inc.:

We have audited the accompanying consolidated balance sheets of SL Industries, Inc. and subsidiaries as of July 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SL Industries, Inc. and subsidiaries as of July 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective August 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."



Arthur Andersen LLP

/s/ ARTHUR ANDERSEN LLP

Philadelphia, PA
September 13, 1996

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
                      SL INDUSTRIES, INC. AND SUBSIDIARIES



                                     ---------------------------------------------------------------------------------
                                                                       Quarter Ended
                                     ---------------------------------------------------------------------------------
                                          October 31,         January 31,          April 30,            July 31,
                                     ---------------------------------------------------------------------------------
                                        1995      1994      1996      1995      1996       1995      1996    1995 (2)
                                     ---------------------------------------------------------------------------------
                                                            (In thousands, except per share data)
Net sales . . . . . . . . . . .       $28,939   $20,428   $29,635   $21,777   $28,302    $21,938   $30,437   $26,982
Gross margin. . . . . . . . . .       $ 9,632   $ 6,543   $ 9,820   $ 7,023   $ 9,733    $ 8,035   $10,092   $ 9,047
Income before income taxes. . .       $ 1,160   $   811   $ 1,222   $   781   $ 1,453    $ 1,231   $ 1,560   $ 2,122
Net income. . . . . . . . . . .       $   757   $   517   $   817   $   480   $   900    $   778   $ 1,024   $ 1,902
Net income per common share (1)       $   .13   $   .09   $   .14   $   .08   $   .15    $   .13   $   .17   $   .33
                                     ---------------------------------------------------------------------------------

(1) Fiscal 1996 include the affect of outstanding dilutive stock options. Fiscal 1995 does not add to the annua See Note 1 to consolidated financial statements.

(2) Includes pre-tax gain, net of severance, legal and other costs, on disposition of subsidiary of $818,000, in $1,100,000, or $.19 per common share. See Note 2 to consolidated financial statements.