Form 10-K405, Exhibit 13
period 1997-07-31
SL INDUSTRIES INC
filed 1997-10-29
CIK 89270

                                                                      Exhibit 13


[SL INDUSTRIES LOGO]

POWER & DATA QUALITY OPERATIONS

[PHOTO]

Today, SL Industries' energy and resources are dedicated to its mission of becoming a world-class producer of power and data quality supplies and products. In recognition of the Company's accomplishments, in November 1996, SL Industries was named Electronics Company of the Year by the New Jersey Technology Council.

The technology developed by SL Industries spans a number of PDQ applications with excellent growth potential. In general, the Company's products have been developed to meet specific customer needs. However, by partnering with its customers, the Company is increasingly able to anticipate industry developments and challenges. SL Industries is now positioning its operations to leverage its well-established reputation for quality and innovation, in order to penetrate new markets in the PDQ industry.

During the past year SL Industries has continued to develop its PDQ technology through its mass customization strategy of employing market-driven engineering teams as close to each customer as practicable. Some of the customers who rely on SL Industries to develop and build their PDQ products and solutions are listed on page 6.

In fiscal 1997 SL Industries realized a number of important product developments. The following is a highlight of some of the Company's recent developments and achievements:

POWER SUPPLIES

SL Industries produces a wide range of standard and custom power supply products which convert AC or DC power to direct electrical current for use in our customers' products. CONDOR designs and manufactures linear and switching AC power supplies, primarily in the seven to 700 watt power range, for applications in medical, telecommunications and industrial products. Over the last year CONDOR significantly expanded its product capabilities and power ranges and also introduced several new power supplies that we believe are the highest power density units available in their class. In 1998 CONDOR will introduce its new Gold Series products for medical equipment as part of the Company's plans to further penetrate this market. In addition, SL-MONTEVIDEO TECHNOLOGY (SL-MTI) has applied this same technology to incorporate power supplies into its drive systems for electric vehicles and other motion control systems. SL Industries is exploring other industrial markets where its power supply technology can be applied to create value-added products.

[PHOTO]

Condor's power supply is being used in a portable patient monitoring unit. The power supply is used to drive all the electronics which monitor a patient's vital signs. This includes heart rate and blood pressure. The instrument can be used in any location and environment.

[SL INDUSTRIES LOGO]

[PHOTO]

POWER DISTRIBUTION AND
POWER CONDITIONING UNITS

SL Industries is a leader in the design and manufacture of customized power distribution and power conditioning units. These units can be used to filter out noise from power lines, as well as for voltage conversion and stabilization, system control and distribution of power. Power conditioning and distribution units (PCDUs) enhance the quality and reliability of equipment and systems by providing the power and distribution features required for dependable operation. For instance, TEAL'S PCDUs condition and stabilize power to allow original equipment manufacturers (OEMs) to market and sell products in compliance with applicable domestic and international agency standards.

SL WABER designs and manufactures Power Distribution Units (PDUs) that safely convert a high power input into user specified output ranges. These PDUs distribute power evenly and conveniently throughout the customer's system. For electronic enclosure installations, the PDUs are designed with application specific mounting means to provide a reliable and cost effective power solution.

[PHOTO]

Through solid modeling and the creation of virtual prototypes, Teal's PCDU equipment is designed to improve reliability, throughput and accuracy of semiconductor test (ATE) equipment.

UNINTERRUPTIBLE POWER SUPPLIES AND BATTERY CHARGING

Uninterruptible power supply (UPS) products provide back-up power in the event of a power failure. UPS products also recharge batteries and, in some applications, provide a direct power supply to connected equipment. This year SL WABER expanded its offering to include back-up power supplies (Upstart Network) for computers operating in a network environment. These units incorporate sophisticated software for managing, saving and restoring files. CONDOR has also expanded into custom back-up power supplies that target medical equipment and other critical industrial applications. This is an area of rapid growth for our CONDOR subsidiary.

SL-MTI has introduced and developed battery chargers as part of its motion control systems for electric vehicle applications and is advancing its flywheel energy storage systems. Flywheel energy storage systems provide uninterruptible power by storing electricity as kinetic energy which does not require batteries. The Company anticipates that these systems, which combine traditional power supply technology and motion control technology, will be the power systems of the future.

[PHOTO]

UPSTART NETWORK battery back-up includes exclusive Save-and-Restore Software (SRS(TM)) which automatically activates during a power outage, saving all files and safely shutting down the computer system, then rebooting the system and restoring the data as it originally appeared--even when the computer is unattended.

[SL INDUSTRIES LOGO]

[PHOTO]

This picture illustrates the traction drive electric motor, smart battery charger, and power electronics for the Sparrow vehicle. The Sparrow vehicle is a "Personal Transit Module" manufactured by Corbin industries in California.

MOTION CONTROL SYSTEMS

SL Industries' competitive advantages in motion control systems lies in its cutting-edge designs. SL-MTI's new motor and motion controls are used in numerous applications, including aerospace, medical and industrial products, which demand extremely high reliability and operating characteristics. SL-MTI developed proprietary motor/generator technology employed in our advanced flywheel systems for the telecommunications and utility markets, as well as the electric motor systems shown in the Sparrow and Rhino-cart illustrations. This exciting new technology will expand SL Industries' position as a leader in two high growth segments of the motion control and power supply market.

SURGE SUPPRESSORS AND OTHER

SL Industries has a well established reputation in the design and manufacture of surge suppressors and surge suppression technologies. These devices are sold to protect computers, audiovisual and other electronic equipment from sudden surges in power. SL WABER is a leader in the design and manufacture of these products for custom, OEM and retail marketplaces. Additionally, SL Industries' other operating subsidiaries generally incorporate surge suppression and other types of noise filtration technology into many of our more advanced products.

SL Industries provides power and data quality solutions for a wide range of customers in several industries. The following list represents some of the leading corporations that purchase the Company's PDQ products:

AKSYS                         Future Electronics             Office Depot
Allied Signal                 GEC Marconi                    Phillips
Avnet/Allied Electronics      General Electric               Raytheon
Bell/Milgray Electronics      Healthdyne                     Schlumberger
B.F. Goodrich/Aerospace       Hewlett Packard                Siemens
Digi-Key                      Home Depot                     Teradyne
Digital Equipment             Motorola                       Textron
Ericsson                      Nellcor/Purital Bennett        3M Corporation
Federal Express               Newark Electronics             Toshiba

[PHOTO]

MTI supplies traction drive electric motors, power electronics, and battery chargers for utility vehicles. These products range in scope from shopping cart retrieval systems to aircraft tugs and other push and pull applications. The Rhino Cart system is manufactured in Minnesota by Rhino Craft, Inc.

                             SL INDUSTRIES, INC.

                           SELECTED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                 1997           1996          1995           1994         1993
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (In thousands, except per share data)
SUMMARY OF OPERATIONS
Net sales......................................................   $115,687      $117,313       $91,125        $76,593      $58,529

Income before extraordinary item and cumulative
  effect of changes in accounting principles (1) ..............   $  7,815      $  3,498       $ 3,677        $ 1,951      $   954
Extraordinary item - utilization of the federal tax benefit
  of a net operating loss carryforward.........................         --            --            --             --          500
Cumulative effect of change in accounting for income taxes.....         --            --            --            603           --
                                                                  ----------------------------------------------------------------
Net income.....................................................   $  7,815      $  3,498       $ 3,677        $ 2,554      $ 1,454
                                                                  ================================================================

Net income per common share:
Income before extraordinary item and cumulative
  effect of changes in accounting principles (1) ..............   $   1.30      $   0.59       $  0.62        $  0.32      $  0.15
Extraordinary item - utilization of the federal tax benefit
  of a net operating loss carryforward ........................         --            --            --             --         0.07
Cumulative effect of change in accounting for income taxes.....         --            --            --           0.10           --
                                                                  ----------------------------------------------------------------
Net income.....................................................   $   1.30      $   0.59       $  0.62        $  0.42      $  0.22
                                                                  ================================================================

Shares used in computing net income per common share (2) ......      6,021         5,950         5,940          6,152        6,500

Cash dividend per common share.................................   $   0.07      $   0.06       $  0.06        $ 0.06       $  0.09

YEAR-END FINANCIAL POSITION
Working capital................................................   $ 17,399      $ 20,765       $21,929        $21,125      $18,995
Current ratio..................................................        1.8           2.3           2.5            2.9          2.8
Total assets...................................................   $ 66,804      $ 64,175       $62,156        $52,397      $49,831
Long-term debt.................................................   $    700      $ 13,186       $17,373        $11,918      $ 9,218
Shareholders' equity...........................................   $ 36,492      $ 28,680       $24,930        $23,577      $23,431
Book value per share...........................................   $   6.27      $   4.98       $  4.43        $  3.93      $  3.60

OTHER
Capital expenditures (3) ......................................   $  2,097      $  2,219       $ 1,736        $ 1,446      $ 1,191
Depreciation and amortization..................................   $  2,700      $  2,584       $ 2,108        $ 1,868      $ 1,674
                                                                  ================================================================

(1) Fiscal 1997 includes pre-tax gain, net of severance, facility closing, legal and other costs, on disposition of subsidiary of $5,888,000, increasing net
    income by $3,556,000, or $.59 per common share.   Fiscal 1995 includes
    pre-tax gain, net of severance, legal and other costs, on disposition of subsidiary of $818,000, increasing net income by $1,100,000, or $.19 per common share.

(2) Fiscal 1997 and 1996 includes the effect of outstanding dilutive stock options.

(3) Excludes assets acquired in business combinations.

SL INDUSTRIES, INC.
MANAGEMENT
DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1997, the net cash provided by operating activities was $3,266,000, as compared to $4,687,000 and $3,307,000 provided in fiscal 1996 and 1995, respectively. The fiscal 1997 decrease, as compared to fiscal 1996, resulted primarily from increased inventories at current operations, offset, in part, by increased accounts payable. The fiscal 1996 increase, as compared to fiscal 1995, resulted primarily from increased net income from operations and decreased inventories, offset, in part, by increased receivables. During fiscal 1997, the net cash provided by investing activities was principally related to the disposition of substantially all of the assets of SL Auburn, Inc. ("Auburn"), offset, in part, by capital expenditures. During fiscal 1996 and 1995, the net cash used in investing activities of $1,240,000, and $8,126,000, respectively, was primarily related to capital expenditures for both years, the acquisition of substantially all of the net assets of Teal Electronics Corporation ("Teal") in May 1995, offset, in part, by the fiscal 1996 disposition of substantially all of the assets of SL Piping Systems, Inc. ("Piping"), net of certain liabilities. During fiscal 1997 and 1996, the net cash used in financing activities of $12,665,000 and $4,024,000 was primarily related to payments made to reduce the Company's long-term debt obligation. During fiscal 1995, the net cash provided by financing activities of $5,199,000 was primarily related to the use of the Company's revolving line of credit for the fiscal 1995 Teal acquisition.

The Company's current ratio was 1.8 to 1 at July 31, 1997, 2.3 to 1 at July 31, 1996, and 2.5 to 1 at July 31, 1995. The fiscal 1997 decrease, as compared to fiscal 1996, resulted from a 28% increase in current liabilities, as compared to a 3% increase in current assets. The increase in current liabilities resulted primarily from increased accounts payable. The fiscal 1996 decrease, as compared to fiscal 1995, resulted from a 10% increase in current liabilities, as compared to a 1% increase in current assets.

As a percentage of total capitalization, consisting of long-term debt and shareholders' equity, total borrowings by the Company were 2% at July 31, 1997, 32% at July 31, 1996, and 41% at July 31, 1995. The fiscal 1997 and 1996 decreases in total borrowings, as compared to fiscal 1996 and 1995, were primarily a result of payments made to reduce the outstanding balance of the Company's revolving line of credit. On October 31, 1996, the Company entered into a new revolving credit agreement in the amount of $25,000,000 with three participating banks. The agreement's maturity date is October 31, 1999. At July 31, 1997, the Company had $23,320,000, net of outstanding trade letters of credit of $980,000, of its revolving line of credit available for use. On September 12, 1997, the Company utilized $4,130,000 of its revolving line of credit to purchase 375,500 shares of its common stock. See Note 8 to the consolidated financial statements for additional information about the credit agreement. The Company's borrowing capacity at July 31, 1997, remained considerably above its use of outside financing.

Capital expenditures were $2,097,000 in 1997, as compared to $2,219,000 in 1996, and $1,736,000 in 1995. Expenditures during the three-year period have primarily included investments in new process technology and increased production capacity. Fiscal 1998 capital expenditures are planned to be approximately $2,582,000, and the Company expects to fund the expenditures with cash provided by operations.

The Company is not aware of any demands, commitments, trends or uncertainties, which are reasonably likely, in the normal course, to impair its ability to generate or obtain adequate amounts of cash to meet its future needs.

RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

Fiscal 1997 consolidated net sales of $115,687,000 decreased approximately 1% ($1,626,000), as compared to fiscal 1996 consolidated net sales. Fiscal 1997's consolidated net sales included nine months of Auburn's net sales of $8,489,000 and fiscal 1996 consolidated net sales included twelve months of Auburn's net sales of $10,766,000 and $2,964,000 of Piping's net sales. Fiscal 1997 net income was $7,815,000, or $1.30 per share, as compared to fiscal 1996 net income of $3,498,000, or $.59 per share. Fiscal 1997 net income included a $3,556,000, or $.59 per share, gain, net of severance, facility closing, legal and other costs, from the disposition of substantially all of the assets of Auburn. If the gain is excluded from fiscal 1997 net income, net income increased approximately 22% ($761,000).

The power and data quality segment's fiscal 1997 net sales and operating income increased approximately 4% ($3,533,000) and 6% ($511,000), respectively, as compared to fiscal 1996 net sales and operating income. Contributing to these increases were increased net sales of linear and switching power supplies, custom electrical subsystems and precision motor products which resulted from increased market share, offset by decreased sales of surge protection and uninterruptible power supplies because of a flat retail market. The increase in fiscal 1997 operating income resulted from the increased net sales realized by the businesses within this segment.

The specialty products segment's fiscal 1997 net sales and operating income decreased approximately 30% ($5,159,000), and increased approximately 34% ($224,000), respectively, as compared to fiscal 1996 net sales and operating income. Fiscal 1997 and 1996's net sales and operating income included the results of Auburn and, in fiscal 1996, also included the results of Piping. During fiscal 1997, net sales of surface finishing services increased slightly because of increased demand.

COST OF SALES

As a percentage of net sales, fiscal 1997 cost of products sold was approximately 64%, as compared to approximately 65% in fiscal 1996. The percentage decrease was a direct result of improved operational efficiencies contributed by the power and data quality segment's product lines.

ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES

Fiscal 1997 engineering and product development expenses of $5,283,000 increased approximately 12% ($570,000), as compared to fiscal 1996. As a percentage of net sales, fiscal 1997 engineering and product development expenses were 5%, as compared to 4% in fiscal 1996. The fiscal 1997 increases were primarily related to additional investments made by the businesses within the power and data quality segment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal 1997 selling, general and administrative expenses of $26,364,000 decreased approximately 2% ($520,000), as compared to fiscal 1996. As a percentage of net sales, fiscal 1997 and 1996 selling, general and administrative expenses were approximately 23% for both years.

DEPRECIATION AND AMORTIZATION EXPENSE

Fiscal 1997 depreciation and amortization expense of $2,700,000 increased approximately 4% ($116,000), as compared to fiscal 1996. The slight fiscal 1997 increase was primarily related to the depreciation of equipment within the power and data quality segment.

OTHER INCOME (EXPENSE)

Fiscal 1997 other income (expense) included the gain on the disposition of Auburn, as well as interest income and expense, as compared to fiscal 1996 other income (expense), which consisted entirely of interest income and expense. Fiscal 1997 interest income increased, as compared to fiscal 1996, because of additional cash available for investment. Fiscal 1997 interest expense decreased, as compared to fiscal 1996, primarily because of a reduction in the Company's long-term debt obligation.

TAXES

The fiscal 1997 effective tax rate on pre-tax income was 39%, as compared to 35% in fiscal 1996. This increase was primarily related to taxes associated with the Company's Mexican operations, the gain realized from the disposition of Auburn and state income tax refunds included in fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

Fiscal 1996 consolidated net sales of $117,313,000 increased approximately 29% ($26,188,000), as compared to fiscal 1995 consolidated net sales. Fiscal 1996 net income was $3,498,000, or $.59 per share, as compared to fiscal 1995 net income of $3,677,000, or $.62 per share. Fiscal 1995 net income included a gain, net of severance, legal and other costs from the disposition of SL LUBE/systems, Inc., ("LUBE") of $1,100,000 or $.19 per share. If the gain is excluded from fiscal 1995 net income, fiscal 1996 net income increased approximately 36% ($921,000).

The power and data quality segment's fiscal 1996 net sales increased approximately 37% ($27,136,000), as compared to fiscal 1995 net sales. The segment's fiscal 1996 net sales included a full year of Teal's net sales, as compared to a partial year in fiscal 1995. If the net sales of Teal are excluded from both fiscal 1996 and 1995, the segment's net sales increased approximately 23% ($15,946,000), as compared to fiscal 1995. Contributing to this increase were increased net sales of surge protectors and uninterruptible power supplies, which primarily resulted from increased market share and the sale of new products, increased net sales of linear and switching power supplies, which resulted from new customer programs and increased demand and increased net sales of precision motor products, which resulted from increased volume, offset, in part, by reduced defense spending. The power and data quality segment's fiscal 1996 operating income increased approximately 54% ($3,095,000), as compared to fiscal 1995. If the operating income of Teal is excluded from both fiscal 1996 and 1995, the segment's operating income increased approximately 25% ($1,408,000), as compared to fiscal 1995. The increase in fiscal 1996 operating income resulted from the increased net sales realized by the businesses within this segment.

The specialty products segment's fiscal 1996 net sales decreased approximately 5% ($948,000), as compared to fiscal 1995 net sales. The net sales decrease was related to the divestiture of Piping and LUBE in February 1996 and May 1995, respectively. If the net sales of Piping are excluded from both fiscal 1996 and 1995 and the net sales of LUBE are excluded from fiscal 1995, the segment's net sales increased approximately 16% ($1,968,000), as compared to fiscal 1995. Contributing to this increase were increased sales of aviation and industrial igniters, and surface finishing services, offset, in part, by decreased sales of aviation spark plugs. The increases in sales of aviation and industrial igniters, and surface finishing services were primarily a result of increased demand. The decrease in sales of aviation spark plugs was primarily a result of decreased demand because of softness in the general aviation market. The specialty products segment's fiscal 1996 operating income decreased approximately 63% ($1,100,000), as compared to fiscal 1995. If the operating losses of Piping are excluded from both fiscal 1996 and 1995 and the operating income of LUBE is excluded from fiscal 1995, the segment's operating income decreased approximately 27% ($387,000), as compared to 1995. This decrease resulted primarily from decreased gross margins realized by the businesses within this segment.

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

TAXES

The fiscal 1996 effective tax rate on pre-tax income was 35%, as compared to 26% in fiscal 1995. The fiscal 1996 effective tax rate included the effect of prior year state income tax refunds. The fiscal 1995 effective tax rate included the effect of the May 1995 tax free disposition of LUBE.

ENVIRONMENTAL

During fiscal 1997, 1996 and 1995, investigation or remediation activities, or both, were undertaken at 18 sites owned, leased or previously utilized by the Company. During the latter part of fiscal 1995, the New Jersey Department of Environmental

SL INDUSTRIES, INC.
MANAGEMENT
DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


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

In a November 1991, Administrative Directive, NJDEP alleged that SL Surface Technologies, Inc. ("STI"), formerly SL Modern Hard Chrome, Inc., and 20 other respondents are responsible for a contaminant plume which has affected the Puchack Wellfield in Pennsauken, New Jersey (which supplies Camden, New Jersey), and are, therefore, jointly and severally obligated to pay for the construction and operation of a potable water treatment system there. Three other actions have been initiated from the underlying directive. The first is Supplemental Directive No. 1 issued by NJDEP to the same parties in May 1992, which seeks a cost reimbursement of $8,655,000 for the construction of a treatment system at the Puchack site and an annual payment of $611,000 for ongoing operation and maintenance of the treatment system. The second matter is a lawsuit initiated by one of the parties named in the original directive seeking to have the remainder of those parties and more than 600 others pay some or all of that party's cost of compliance with the directive and any other costs associated with its site. The third matter is a Spill Act Directive by NJDEP to STI alone, regarding similar matters at its site. The state has not initiated enforcement action regarding any of its three Directives. There also exists an outstanding enforcement issue regarding the Company's compliance with ECRA at the same site.

With regard to the $8,655,000 amount, in the Company's view it is not appropriate to consider that amount as "potential cost reimbursements". The STI site, which is the subject of these actions, has undergone remedial activities under NJDEP's supervision since 1983. The Company believes that it has a significant defense against all or any part of the $8,655,000 claim since technical data generated as part of previous remedial activities indicate that there is no offsite migration of contaminants at the Company's STI site. Based on this and other technical factors, the Company has been advised by its outside technical consultant, with the concurrence of its outside counsel, that it has a significant defense to the Cost Reimbursement Directive and any material exposure is remote.

Although these contingencies could result in additional expenses or judgments, or offsets, thereto, at present such expenses or judgments are not expected to have a material affect on the Company's consolidated financial position or results of earnings.

The Company filed claims with its insurers seeking reimbursement for past and future environmental costs and received $900,000 from one insurer during fiscal 1996 and a commitment to pay 15% of the environmental costs associated with the STI site up to an aggregate of $300,000. During fiscal 1997, the Company received $1,500,000 from three additional insurers and from two of those insurers, commitments to pay 15% and 20% of the environmental costs associated with the same location up to an aggregate of $150,000 and $400,000, respectively. In addition, the Company will receive $100,000 during the fiscal years 1998, 1999, 2000 and 2001, as stipulated in the settlement agreement negotiated with one of the three insurers.

See Note 10 to the consolidated financial statements for additional information.

TRENDS AND PROSPECTS

At the present time, all of the Company's businesses are profitable and are expected to remain so, and it is anticipated that the Company's fiscal year 1998 consolidated financial results will continue to show improvements.

                              SL INDUSTRIES, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

----------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                    1997                   1996                    1995
----------------------------------------------------------------------------------------------------------------------------
Net sales.................................................      $115,687,000           $117,313,000             $91,125,000

Cost and expenses:
  Cost of products sold...................................        74,085,000             76,773,000              59,249,000
  Engineering and product development.....................         5,283,000              4,713,000               3,394,000
  Selling, general and administrative expenses............        26,364,000             26,884,000              21,442,000
  Depreciation and amortization...........................         2,700,000              2,584,000               2,108,000
                                                                ------------------------------------------------------------
Total cost and expenses...................................       108,432,000            110,954,000              86,193,000
                                                                ------------------------------------------------------------
Income from operations....................................         7,255,000              6,359,000               4,932,000
Other income (expense):
  Gain on disposition of subsidiaries.....................         5,888,000                     --                 818,000
  Interest income.........................................           301,000                159,000                  54,000
  Interest expense........................................          (680,000)            (1,123,000)               (859,000)
                                                                ------------------------------------------------------------
Income before income taxes................................        12,764,000              5,395,000               4,945,000
Provision for federal and state income taxes..............         4,949,000              1,897,000               1,268,000
                                                                ------------------------------------------------------------
Net income................................................      $  7,815,000           $  3,498,000             $ 3,677,000
                                                                ============================================================

Net income per common share...............................      $       1.30           $       0.59             $      0.62
                                                                ============================================================

Shares used in computing net income per common share......         6,021,000              5,950,000               5,940,000
                                                                ============================================================

See accompanying notes to consolidated financial statements.

                              SL INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------------
July 31,                                                                                 1997            1996
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents....................................................  $        --      $        --
  Receivables, less allowances
    of $1,790,000 and $1,639,000, respectively.................................   18,141,000       16,428,000
  Inventories..................................................................   16,505,000       17,339,000
  Prepaid expenses.............................................................      712,000          868,000
  Deferred income taxes........................................................    3,168,000        2,668,000
                                                                                 -----------------------------
        Total current assets...................................................   38,526,000       37,303,000
                                                                                 -----------------------------
Property, plant and equipment, net.............................................    6,296,000        7,119,000
Assets held for future sale....................................................      958,000          985,000
Long-term note receivable......................................................    2,234,000        2,264,000
Deferred income taxes..........................................................    2,442,000        1,488,000
Cash surrender value of life insurance policies................................    7,627,000        7,095,000
Intangible assets, net.........................................................    7,594,000        7,401,000
Other assets...................................................................    1,127,000          520,000
                                                                                 -----------------------------
        Total assets...........................................................  $66,804,000      $64,175,000
                                                                                 =============================

LIABILITIES
Current liabilities:
  Long-term debt due within one year...........................................  $   133,000      $   187,000
  Accounts payable.............................................................    8,839,000        5,770,000
  Accrued income taxes.........................................................      770,000          786,000
  Accrued liabilities:
    Payroll and related costs..................................................    5,331,000        4,614,000
    Other......................................................................    6,054,000        5,181,000
                                                                                 -----------------------------
        Total current liabilities..............................................   21,127,000       16,538,000
                                                                                 -----------------------------
Long-term debt less portion due within one year................................      700,000       13,186,000
Deferred compensation and supplemental retirement benefits.....................    4,133,000        3,723,000
Other liabilities..............................................................    4,352,000        2,048,000
                                                                                 -----------------------------
        Total liabilities......................................................  $30,312,000      $35,495,000
                                                                                 -----------------------------

Commitments and contingencies (Note 10)

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued.......  $        --      $        --
Common stock, $.20 par value; authorized, 25,000,000 shares;
  issued, 1997 - 7,958,000 shares, 1996 - 7,899,000 shares.....................    1,592,000        1,580,000
Capital in excess of par value.................................................   34,695,000       34,306,000
Retained earnings..............................................................    9,607,000        2,196,000
Treasury stock at cost, 2,141,000 shares.......................................   (9,402,000)      (9,402,000)
                                                                                 -----------------------------
        Total shareholders' equity.............................................  $36,492,000      $28,680,000
                                                                                 -----------------------------
        Total liabilities and shareholders' equity.............................  $66,804,000      $64,175,000
                                                                                 =============================

See accompanying notes to consolidated financial statements.

                          SL INDUSTRIES, INC.

            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




                                                                 Common Stock
                                      ---------------------------------------------------------                        Retained
                                                 Issued                  Held In Treasury         Capital in           Earnings
                                      ---------------------------------------------------------    Excess of       (Accumulated
                                         Shares          Amount       Shares          Amount       Par Value           Deficit)
                                      ------------------------------------------------------------------------------------------
Balance August 1, 1994..............  7,739,000      $1,548,000   (1,741,000)    $(7,352,000)    $33,620,000       $(4,239,000)
Net income .........................                                                                                 3,677,000
Cash dividends, $.06 per share......                                                                                  (349,000)
Rights redemption, $.0079 per share.                                                                                   (48,000)
Other, including exercise of
  employee stock options............     34,000           7,000                                      115,000             1,000
Treasury stock received from tax
  free distribution.................                                (400,000)     (2,050,000)
                                      ------------------------------------------------------------------------------------------
Balance July 31, 1995...............  7,773,000       1,555,000   (2,141,000)     (9,402,000)     33,735,000          (958,000)
Net income..........................                                                                                 3,498,000
Cash dividends, $.06 per share......                                                                                  (343,000)
Other, including exercise of
  employee stock options and related
  income tax benefits...............    126,000          25,000                                      571,000            (1,000)
                                      ------------------------------------------------------------------------------------------
Balance July 31, 1996...............  7,899,000       1,580,000   (2,141,000)     (9,402,000)     34,306,000         2,196,000
Net income..........................                                                                                 7,815,000
Cash dividends, $.07 per share......                                                                                  (405,000)
Other, including exercise of
  employee stock options and
  related income tax benefits.......     59,000          12,000                                      389,000             1,000
                                      ------------------------------------------------------------------------------------------
BALANCE JULY 31, 1997...............  7,958,000      $1,592,000   (2,141,000)    $(9,402,000)    $34,695,000       $ 9,607,000
                                      ==========================================================================================

See accompanying notes to consolidated financial statements.

                             SL INDUSTRIES, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS



---------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                                   1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income..............................................................      $  7,815,000       $ 3,498,000       $ 3,677,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation........................................................         1,889,000         1,869,000         1,687,000
      Amortization........................................................           811,000           715,000           421,000
      Provisions for losses on accounts receivable........................            63,000           151,000           175,000
      Additions to other assets...........................................          (820,000)         (259,000)          (95,000)
      Cash surrender value of life insurance premiums.....................          (534,000)         (499,000)         (661,000)
      Deferred compensation and supplemental retirement benefits..........           942,000           863,000           521,000
      Deferred compensation and supplemental retirement benefit payments..          (499,000)         (449,000)         (691,000)
      Increase in deferred income taxes...................................        (1,454,000)       (1,148,000)         (724,000)
      (Gain) loss on the sale of equipment................................           (23,000)           (5,000)           13,000
      Discontinued product line expenses..................................          (143,000)         (246,000)         (172,000)
      Gain on disposition of subsidiaries.................................        (5,888,000)               --          (818,000)
      Changes in operating assets and liabilities, net of the effect of acquisition and dispositions:
        Receivables.......................................................        (3,073,000)       (5,000,000)         (356,000)
        Inventories.......................................................        (1,718,000)        2,682,000        (3,318,000)
        Prepaid expenses..................................................           135,000            11,000           (57,000)
        Accounts payable..................................................         3,633,000           444,000           872,000
        Accrued liabilities...............................................         2,025,000         2,325,000         2,526,000
        Accrued income taxes..............................................           105,000          (265,000)          307,000
                                                                               --------------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES.........................      $  3,266,000       $ 4,687,000       $ 3,307,000
                                                                               --------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and equipment....................            29,000           151,000            14,000
  Purchases of property, plant and equipment..............................        (2,097,000)       (2,219,000)       (1,736,000)
  Proceeds from notes receivable..........................................            74,000             7,000                --
  Payments for acquisition, net of cash acquired..........................          (823,000)         (533,000)       (6,404,000)
  Proceeds from disposition of subsidiaries...............................        12,216,000         1,354,000                --
                                                                               --------------------------------------------------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES...............      $  9,399,000       $(1,240,000)      $(8,126,000)
                                                                               --------------------------------------------------
FINANCING ACTIVITIES:
  Cash dividends paid.....................................................          (405,000)         (343,000)         (349,000)
  Rights redemption.......................................................                --                --           (48,000)
  Proceeds from long-term debt............................................         2,200,000           600,000         9,000,000
  Payments on long-term debt..............................................       (14,740,000)       (4,786,000)       (3,526,000)
  Proceeds from stock options exercised...................................           280,000           505,000           122,000
                                                                               --------------------------------------------------
        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...............      $(12,665,000)      $(4,024,000)      $ 5,199,000
                                                                               --------------------------------------------------
        NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............                --          (577,000)          380,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR............................                --           577,000           197,000
                                                                               --------------------------------------------------
CASH AND CASH EQUIVALENTS AT YEAR END.....................................      $         --       $        --       $   577,000
                                                                               ==================================================

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

Advertising costs: Advertising costs are expensed as incurred. For the fiscal years ended July 31, 1997, 1996 and 1995, these costs were $2,287,000, $2,322,000 and $2,085,000, respectively.

Research and development costs: Research and development costs are expensed as incurred. For the fiscal years ended July 31, 1997, 1996 and 1995, these costs were $1,405,000, $1,245,000 and $985,000, respectively.

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

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management estimates relate to product warranty costs, allowance for doubtful accounts, allowance for inventory obsolescence and environmental costs.

Net income per common share: Net income per common share for fiscal 1997 and 1996 is calculated using weighted average shares outstanding plus the effect of outstanding dilutive stock options, using the treasury stock method. Fully diluted net income per common share is not materially different than the net income per common share presented. The effect of outstanding dilutive stock options is not material for fiscal 1995 and is not included in the calculations for this year.

New accounting pronouncements: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121")." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company adopted SFAS No. 121, effective August 1, 1996. The adoption had no effect on the Company's financial condition or results of operations during fiscal 1997.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123")." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company adopted SFAS No. 123, effective August 1, 1996. The Company has elected to adopt the disclosure requirement of this Statement with respect to its valuation of stock options.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share ("SFAS No. 128")", which the Company is required to adopt for both interim and annual periods ending after December 15, 1997. SFAS No. 128 simplifies the Earnings per Share ("EPS") calculation by replacing primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding. Fully diluted EPS, now called diluted EPS, is still required. Early application is prohibited, although footnote disclosure of pro forma EPS amounts are required. For the periods ended July 31, 1997, 1996 and 1995, the pro forma basic EPS would have been $1.35, $.61 and $.62, respectively. The diluted EPS for the periods presented would have remained the same as presented.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income ("SFAS No. 130")", which the Company is required to adopt for the interim and annual periods ending after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in interim and annual financial statements.

SL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131")", which the Company is required to adopt for the interim and annual periods ending after December 15, 1997. SFAS No. 131 establishes standards for the reporting of information about operating segments in interim and annual financial statements. Management is in the process of analyzing the impact of the adoption of SFAS No. 131.

Reclassifications: Reclassifications, when applicable, are made to the prior year consolidated financial statements to conform with current year presentation.

2. ACQUISITIONS AND DISPOSITIONS

On May 1, 1995, the Company acquired substantially all of the assets and liabilities of Teal Electronics Corporation ("Teal"), for $6,404,000, net of cash acquired. In addition, the asset purchase agreement includes a provision to pay additional purchase price equal to 50% of the annual net profits of the acquired business in excess of $1,100,000 for each of the five twelve-month periods beginning May 1, 1995. For the twelve month periods ended April 30, 1996 and 1997, additional purchase price of $423,000 and $669,000, respectively, was paid and during fiscal 1997, an additional $271,000 was accrued.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the aggregate purchase price has been allocated to the assets and liabilities acquired based on their respective fair values at date of acquisition. A total of $4,412,000 of the aggregate purchase price has been allocated to goodwill and trademarks. Additional purchase price will be allocated to goodwill as amounts become determinable. The results of operations of Teal, since the acquisition date, are included in the accompanying consolidated statements of earnings.

Unaudited pro forma consolidated results of operations, as though the Company acquired Teal on August 1, 1993, are as follows:

                                 ----------------------
                                          1995
                                 ----------------------
                                     (In thousands,
                                 except per share data)
Net sales. . . . . . . . . . . . . .     $ 98,307
Net income . . . . . . . . . . . . .     $  3,992
Net income per common share. . . . .     $    .67


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

On May 1, 1997, the Company sold substantially all the assets, excluding real property, of its wholly-owned subsidiary, SL Auburn, Inc., for $12,216,000. For financial reporting purposes, the sale resulted in a pre-tax gain, net of severance, facility closing, legal and other costs of $5,888,000, increasing net income by $3,556,000, or $.59 per common share.

3. INCOME TAXES

The provision for federal and state income taxes consists of the following:

                                   ---------------------------------
                                      1997        1996        1995
                                   ---------------------------------
                                             (In thousands)
Current:
  Federal . . . . . . . . . . . . . $ 5,288     $ 2,584     $ 1,607
  State . . . . . . . . . . . . . .   1,115         461         361

Deferred:
  Federal . . . . . . . . . . . . .  (1,182)     (1,038)       (587)
  State . . . . . . . . . . . . . .    (272)       (110)       (113)
                                   ---------------------------------
                                    $ 4,949     $ 1,897     $ 1,268
                                   =================================

Significant components of the Company's deferred tax assets and liabilities at July 31, 1997 and 1996, are as follows:

                                    --------------------
                                       1997       1996
                                    --------------------
                                        (In thousands)
Deferred tax assets:
  Deferred compensation. . . . . . . $ 1,681    $ 1,516
  Liabilities related to
  discontinued product line. . . . .     366        422
  Liabilities related to
  environmental matters. . . . . . .     304        453
  Inventory valuation. . . . . . . .     514        692
  Prepaid and accrued expenses . . .   3,484      1,830
  Other. . . . . . . . . . . . . . .      17          2
                                    --------------------
                                       6,366      4,915

Deferred tax liabilities:
  Accelerated depreciation and
    amortization . . . . . . . . . .     756        759
                                    --------------------
                                     $ 5,610    $ 4,156
                                    ====================

Following is a reconciliation between the amount of income tax expense at the applicable federal statutory rate and the effective rates:

                                          -------------------------------
                                           1997        1996         1995
                                          -------------------------------
Federal statutory rate. . . . . . . .       34%         34%          34%

Adjustment related to
  disposal of subsidiary. . . . . . .        -           -          (12)

Tax rate differential on Foreign
  Sales Corporation earnings. . . . .        -          (1)          (1)

State income taxes, net of federal
  income tax benefit . . . . . . . . .       4           4            5

Other. . . . . . . . . . . . . . . . .       1          (2)           -
                                          -------------------------------
                                            39%         35%          26%
                                          ===============================

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

5. INVENTORIES

Inventories consist of the following:

                                     ---------------------------------
                                         1997                   1996
                                     ---------------------------------
                                               (In thousands)
Raw materials. . . . . . . . . .      $  7,691               $  8,139
Work in process. . . . . . . . .         2,283                  2,601
Finished goods . . . . . . . . .         6,531                  6,599
                                     ---------------------------------
                                      $ 16,505               $ 17,339
                                     =================================

The above includes certain inventories, which are valued using the LIFO method, which aggregated $2,254,000 and $1,019,000 at July 31, 1997 and 1996,
respectively. The excess of FIFO cost over LIFO cost at July 31, 1997 and 1996, was approximately $446,000 and $608,000, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                   ----------------------
                                      1997         1996
                                   ----------------------
                                      (In thousands)
Land . . . . . . . . . . . . . . .  $    58      $    79
Buildings and leasehold
improvements . . . . . . . . . . .    2,873        3,688
Equipment and other property . . .   15,240       14,743
                                   ----------------------
                                     18,171       18,510
Less accumulated depreciation. . .   11,875       11,391
                                   ----------------------
                                    $ 6,296      $ 7,119
                                   ======================

"Assets held for future sale" at July 31, 1997 and 1996, are not included above and relate to assets remaining after the 1989 relocation of a power and data quality operation. The assets remaining consist primarily of land, building and building improvements which are being leased to a third party. The building and building improvements are being depreciated and accounted for as an operating lease. Aggregate accumulated depreciation for the building and building improvements at July 31, 1997 and 1996, was $483,000 and $434,000,
respectively. Aggregate minimum rental income for fiscal 1997 and 1996 was $123,000 and $205,000, respectively, which for fiscal 1996, included $88,000 from the assets sold that year. Aggregate minimum rental income for the remaining lease period will be $131,000, $138,000 and $81,000 in 1998, 1999 and 2000, respectively. The net book values of these assets are less than the estimated net realizable value based on a market survey received from an independent third party.

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

                                     ---------------------------------
                                        1997                   1996
                                     ---------------------------------
                                                (In thousands)
Patents . . . . . . . . . . . . . .   $   873                 $   873
Covenants not to compete. . . . . .     2,980                   2,980
Goodwill  . . . . . . . . . . . . .     4,447                   3,624
Trademarks  . . . . . . . . . . . .       920                     920
Other . . . . . . . . . . . . . . .       386                     386
                                     ---------------------------------
                                        9,606                   8,783
Less accumulated amortization . . .     2,012                   1,382
                                     ---------------------------------
                                      $ 7,594                 $ 7,401
                                     =================================

8. DEBT

Long-term debt consists of the following:

                                               ---------------------------
                                                  1997            1996
                                               ---------------------------
                                                      (In thousands)
Revolving line of credit..............          $  700           $ 13,000

Industrial revenue bonds payable
in various principal amounts
through 1998..........................             133                373
                                               ---------------------------
                                                   833             13,373
Less portion due within one year......             133                187
                                               ---------------------------
                                                $  700           $ 13,186
                                               ===========================


On October 31, 1996, the Company entered into a new revolving credit agreement in the amount of $25,000,000 with three participating banks. The agreement's maturity date is October 31, 1999. Under the terms of this agreement, the Company can borrow for acquisitions, working capital and, for other purposes, at either a "CD or LIBOR rate," as defined, or prime interest rate. The agreement contains limitations on borrowings and requires maintenance of specified ratios, the most restrictive of which is the ratio of total funded debt plus standby letters of credit to earnings before interest, taxes, depreciation and amortization. At July 31, 1997, the Company is in compliance with the above covenants. In lieu of compensating balances, the Company pays commitment fees as defined under the agreement.

Under the terms of the industrial revenue bond installment loan agreements, interest is payable quarterly on the outstanding principal at 65% of the prevailing prime rate, adjusted monthly. Generally the banks have the right and option to call each loan, at specified dates, if certain levels of shareholders' equity, as defined, are not maintained.

Principal maturities of long-term debt in the next two years are $133,000 in 1998, and $700,000 in 2000.

9. RETIREMENT PLANS AND DEFERRED COMPENSATION

The Company maintains two noncontributory defined contribution pension plans covering substantially all employees. The Company's aviation igniter subsidiary also had a noncontributory defined contribution plan covering all its employees. The Company's contribution to its plans is based on a percentage of employee elective contributions and, in one plan, calendar year gross wages, as defined. The power conditioner subsidiary's contribution to its plan is based on a percentage of employee elective contributions. The aviation igniter subsidiary's contribution to its plan was based on a percentage of salary, as defined in the plan. Costs accrued under the plans for fiscal 1997, 1996 and 1995 amounted to approximately

SL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$531,000, $508,000 and $416,000, respectively. It is the Company's policy to fund its accrued retirement income costs.

In addition, the Company makes contributions, based on rates per hour, as specified in two union agreements, to two union administered defined benefit multi-employer pension plans. Contributions to these plans amounted to $55,000, $52,000 and $50,000 in 1997, 1996 and 1995, respectively. Under the
Multi-employer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multi-employer plan for its proportionate share of the plan's unfunded vested benefits liability. The Company's share of the unfunded vested benefits liabilities of the union plans to which it contributes is not material.

The Company has agreements with certain active and retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates of 8%, 10% and 12%. The amount charged to income in connection with these agreements amounted to $491,000, $398,000 and $373,000 in 1997, 1996 and 1995, respectively.

In addition, the Company has agreements with certain active officers and key employees providing for deferred compensation benefits. Benefits to be provided to each participant are stated in separate elective salary deferral agreements. The amount charged to income in connection with these agreements amounted to $451,000, $465,000 and $148,000 in 1997, 1996 and 1995, respectively.

The Company is the owner and beneficiary of insurance policies on the lives of a majority of the participants having a deferred compensation or supplemental retirement agreement. At July 31, 1997, the aggregate death benefit totaled $13,416,000 with the corresponding cash surrender value totaling $7,627,000. At July 31, 1997, certain agreements may restrict the Company from utilizing cash surrender value totaling $1,845,000 for purposes other than satisfaction of the specific underlying deferred compensation agreements, if benefits are not paid by the Company. The Company nets the dividends realized from the insurance policies with premium expense. Net amounts included in income in connection with the policies amounted to $257,000, $337,000 and $217,000 in 1997, 1996 and
1995, respectively.

10. COMMITMENTS AND CONTINGENCIES

For the fiscal years ended July 31, 1997, 1996 and 1995, rental expense applicable to continuing operations aggregated $1,602,000, $2,000,000 and $1,743,000, respectively. These expenses are primarily for facilities and vehicles. The minimum rental commitments as of July 31, 1997, are as follows:

(In thousands)
1998 . . . . . . .  $1,419    2001 . . . . . . .      476
1999 . . . . . . .   1,015    2002 . . . . . . .      472
2000 . . . . . . .     755    Thereafter . . . .      199
                                                   ------
                                                   $4,336
                                                   ======

At July 31, 1997, the Company was contingently liable for $1,216,000, under outstanding letters of credit issued primarily for inventory purchases from foreign suppliers and settlement of a civil lawsuit.

In the ordinary course of its business, the Company is subject to loss contingencies pursuant to federal, state and local governmental laws and regulations and is also party to certain legal actions, most frequently complaints by terminated employees. It is management's opinion that the impact of these legal actions will not have a material effect on the consolidated financial position or results of operations of the Company.

Loss contingencies include potential obligations to investigate and eliminate or mitigate the affects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites under these laws and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed by the Company and its independent engineering consulting firm to date, management has provided an estimated accrual for all known costs believed to be probable. However, it is in the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and tougher standards, the unknown magnitude of defense and cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other responsible parties, and the extent, if any, to which such costs are recoverable from other parties or from insurance. Although these contingencies could result in additional expenses or judgments, or off-sets thereto, at present such expenses or judgments are not expected to have a material effect on the Company's consolidated financial position or results of operations.

In the fourth quarter of fiscal year 1990, the Company made a provision of $3,500,000 to cover various such environmental costs for six locations, based upon estimates prepared at that time by the independent engineering consulting firm. In fiscal 1991 and 1996, the Company made additional provisions of $480,000 and $900,000, respectively, based upon new estimates. The fiscal 1996 provision was necessary since, during the latter part of fiscal 1995, the New Jersey Department of Environmental Protection required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation has been underway for years, and based on the results of that investigation, which were received in fiscal 1996, the Company determined that additional remediation costs of approximately $1,000,000 were probable. During fiscal years 1993, 1994, 1995, 1996 and 1997, the Company incurred environmental related capital expenditures of approximately $416,000.

The Company filed claims with its insurers seeking reimbursement for many of these costs, and received $900,000 from one insurer during fiscal year 1996 and a commitment to pay 15% of the environmental costs associated with one location up to an aggregate of $300,000. During fiscal 1997, the Company received $1,500,000 from three additional insurers and from two of those insurers, commitments to pay 15% and 20% of the environmental costs associated with the same location up to an aggregate of $150,000 and $400,000, respectively. In addition, the Company will receive $100,000 during fiscal years 1998, 1999, 2000 and 2001, as stipulated in the settlement agreement negotiated with one of the three insurers. At July 31, 1997 and 1996, the remaining environmental accrual was $1,075,000 and $1,438,000, respectively, of which $400,000 and $400,000, respectively, have been included in "Accrued Liabilities" and $675,000 and $1,038,000, respectively, in "Other Liabilities" in the accompanying consolidated balance sheets.

11. STOCK OPTIONS AND CAPITAL STOCK

At the Company's 1993 Annual Meeting, the shareholders approved a Nonemployee Director Nonqualified Stock Option Plan (the "Director Plan"), which was effective June 1, 1993. The Director Plan provides for the granting of nonqualified options to purchase up to 250,000 shares of the Company's Common Stock to nonemployee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees, when elected. The Director Plan enables the Company to grant options, with an exercise price per share not less than fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the Director Plan expires no later than ten years from date of grant and no options can be granted under the Director Plan after its May 31, 2003, expiration date. Information for the years 1995, 1996 and 1997 with respect to the Director Plan is as follows:

                                         ---------------------------------------
                                            Shares       Option Price
                                         ---------------------------------------
                                         (In thousands, except for option price)
Outstanding and exercisable
at August 1, 1994 . . . . . . . . . .         17      $3.5625 to $4.25
Granted . . . . . . . . . . . . . . .         34      $4.1875 to $5.125
Outstanding and exercisable
at July 31, 1995. . . . . . . . . . .         51      $3.5625 to $5.125
Granted . . . . . . . . . . . . . . .         39      $5.6875 to $10.50
Exercised . . . . . . . . . . . . . .        (14)     $3.5625 to $5.125
Outstanding and exercisable
at July 31, 1996. . . . . . . . . . .         76      $3.5625 to $10.50
Granted . . . . . . . . . . . . . . .         27      $7.1875 to $9.6875
Outstanding and exercisable
at July 31, 1997. . . . . . . . . . .        103      $3.5625 to $10.50

As of July 31, 1997, 1996 and 1995, the number of shares available for grant were 133,000, 160,000 and 199,000, respectively.

At the Company's 1991 Annual Meeting, the shareholders approved the adoption of a Long Term Incentive Plan (the "1991 Plan") which provides for the granting of options to officers and key employees of the Company to purchase up to 500,000 shares of the Company's Common Stock. At the 1995 Annual Meeting, the shareholders approved an amendment to increase the number of shares subject to options under the 1991 Plan from 500,000 to 922,650. The 1991 Plan enables the Company to grant either nonqualified options, with an exercise price per share established by the Board's Compensation Committee, or incentive stock options, with an exercise price per share not less than the fair market value of the Company's Common Stock on the date of grant. Options granted before August 1, 1996, are exercisable at any time. Options granted after August 1, 1996, are exercisable in equal installments, with 25% exercisable on the grant date and the balance exercisable on each one, two and three year anniversary date thereafter. Each option granted under the 1991 Plan expires no later than ten years from date of grant and no options can be granted under the 1991 Plan after its September 25, 2001, expiration date. Information for the years 1995, 1996 and 1997 with respect to the 1991 Plan is as follows:

                                        ---------------------------------------
                                           Shares           Option Price
                                        ---------------------------------------
                                        (In thousands, except for option price)
Outstanding and exercisable
at August 1, 1994 . . . . . . . . . .         266          $3.25 to $3.75
Granted . . . . . . . . . . . . . . .          70          $4.25 to $4.50
Exercised . . . . . . . . . . . . . .         (34)         $3.25 to $3.75
Cancelled . . . . . . . . . . . . . .          (1)         $3.25 to $3.50
Outstanding and exercisable
at July 31, 1995. . . . . . . . . . .         301          $3.25 to $4.50
Granted . . . . . . . . . . . . . . .          83              $6.875
Exercised . . . . . . . . . . . . . .         (95)         $3.25 to $6.875
Cancelled . . . . . . . . . . . . . .          (2)         $3.25 to $6.875
Outstanding and exercisable
at July 31, 1996. . . . . . . . . . .         287          $3.25 to $6.875
Granted . . . . . . . . . . . . . . .         133          $7.25 to $9.375
Exercised . . . . . . . . . . . . . .         (59)         $3.25 to $9.375
Cancelled . . . . . . . . . . . . . .         (13)         $3.25 to $9.375
Outstanding at July 31, 1997. . . . .         348          $3.25 to $9.375

The number of shares exercisable at July 31, 1997, were 259,000. As of July 31, 1997, 1996, and 1995, the number of shares available for grant were 381,000, 501,000, and 159,000, respectively.

The Company's 1981 Incentive Stock Option Plan for officers and employees expired on July 31, 1991. The Plan provided that option prices were equivalent to 100% of market value at date of grant. All options granted under the Plan were exercisable three years from date of grant and expired five years after date of grant. Information for the years 1995 and 1996 with respect to the Plan is as follows:

                                       ---------------------------------------
                                            Shares          Option Price
                                       ---------------------------------------
                                       (In thousands, except for option price)
Outstanding at August 1, 1994 . . . .          35         $5.90 to $7.90
Expired . . . . . . . . . . . . . . .         (16)             $7.90
Cancelled . . . . . . . . . . . . . .          (2)        $5.90 to $7.90
Outstanding and exercisable
at July 31, 1995. . . . . . . . . . .          17              $5.90
Exercised . . . . . . . . . . . . . .          (1)             $5.90
Expired . . . . . . . . . . . . . . .         (16)             $5.90
Outstanding at July 31, 1996. . . . .           0

During fiscal 1991, the Board of Directors approved the granting of nonqualified stock options to purchase 110,000 shares at an option price of $4.13, and 15,000 shares at an option price of $ 5.25 to the Chief Executive Officer of the Company and a subsidiary president, respectively. The option for 15,000 shares was exercised during fiscal 1996. In fiscal 1992, an option to purchase 50,000 shares was granted to another officer of the Company at an option price of $3.25 and is exercisable at July 31, 1997, with an expiration date of November 30, 1998. In fiscal 1996, an option to purchase 50,000 shares was granted to a subsidiary officer at an option price of $8.375 and is exercisable 20% at July 31, 1997, and 50%, 20% and 10% on or after October 13, 1997, April 13, 1998, and April 13, 1999, respectively, with no expiration date, except in the event of termination, disability or death provided that the subsidiary officer has been employed through such date. The remaining options are exercisable at any time after the date of grant with no expiration date, except in the event of termination, disability or death. All of the option prices are equivalent to 100% of market value at date of grant.

The above data have been adjusted to reflect subsequent stock dividends.

The Company applies Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per common share would have been reduced in 1997 and 1996 as follows:

SL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                     -----------------------
                                                         1997        1996
                                                     -----------------------
Net income - as reported . . . . . . . . . . . .     $7,815,000  $3,498,000
Net income - pro forma . . . . . . . . . . . . .     $7,617,000  $3,202,000
Net income per common share - as reported  . . .          $1.30        $.59
Net income per common share - pro forma  . . . .          $1.27        $.55

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                     -----------------------
                                                        1997         1996
                                                     -----------------------
Expected dividend yield. . . . . . . . . . . . .         .98%        1.61%
Expected stock price volatility. . . . . . . . .        31.0%        27.2%
Risk-free interest rate. . . . . . . . . . . . .         6.7%         6.0%
Expected life of option. . . . . . . . . . . . .       7 YEARS      7 years

Transactions from August 1, 1994 through July 31, 1997, under the above plans were as follows:

                          -----------------------------------------------------------------
                          Number of     Option Price          Weighted     Weighted Average
                           Shares         per Share         Average Price   Life Remaining
                          -----------------------------------------------------------------
Options at
August 1, 1994 . . . .       494        $3.25 to $7.90          $3.60        8.11 years
Granted . . . . . . . .      104       $3.5625 to $5.125        $4.37
Exercised . . . . . . .      (34)       $3.25 to $3.75          $3.58
Expired . . . . . . . .      (16)            $7.90              $7.90
Cancelled . . . . . . .       (3)       $3.25 to $7.90          $6.35
Outstanding at
July 31, 1995 . . . . .      545        $3.25 to $5.90          $3.76        7.53 years
Granted . . . . . . . .      172       $5.6875 to $10.50        $7.48
Exercised . . . . . . .     (126)       $3.25 to $5.90          $3.87
Expired . . . . . . . .      (16)            $5.90              $5.90
Cancelled . . . . . . .       (2)       $3.25 to $6.875         $5.27
Outstanding at
July 31, 1996 . . . . .      573        $3.25 to $10.50         $4.87        7.18 years
Granted . . . . . . . .      160      $7.1875 to $9.6875        $8.84
Exercised . . . . . . .      (59)       $3.25 to $9.375         $4.69
Cancelled . . . . . . .      (13)       $3.25 to $9.375         $7.26
Outstanding at
July 31, 1997 . . . . .      661        $3.25 to $10.50         $5.78        6.83 years
Exercisable at
July 31, 1997 . . . . .      532        $3.25 to $10.50         $5.05        6.83 years

12. CASH FLOW INFORMATION

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments, purchased with an original maturity of three months or less, to be cash equivalents.

Supplemental disclosures of cash flow information:

                                  ---------------------------
                                     1997     1996     1995
                                  ---------------------------
                                         (In thousands)
Interest paid . . . . . . . . .    $   735  $ 1,158  $   790
Income taxes paid . . . . . . .    $ 6,431  $ 3,312  $ 1,667

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

                                    -------------------------------------------
                                      1997             1996              1995
                                    -------------------------------------------
                                                 (In thousands)
NET SALES
Power and data quality . . . .      $103,852         $100,319         $ 73,183
Specialty products . . . . . .        11,835           16,994           17,942
                                    -------------------------------------------
  Consolidated . . . . . . . .      $115,687         $117,313         $ 91,125
                                    ===========================================
OPERATING INCOME
Power and data quality . . . .      $  9,364         $  8,853         $  5,758
Specialty products . . . . . .           884              660            1,760
Corporate. . . . . . . . . . .        (2,993)          (3,154)           (2,586)
                                    -------------------------------------------
  Total. . . . . . . . . . . .         7,255            6,359            4,932
Gain on disposition. . . . . .         5,888                -              818
Interest income. . . . . . . .           301              159               54
Interest expense . . . . . . .          (680)          (1,123)             (859)
                                    -------------------------------------------
  Consolidated income
  before income taxes. . . . .      $ 12,764         $  5,395         $  4,945
                                    ===========================================
IDENTIFIABLE ASSETS
Power and data quality . . . .      $ 46,735         $ 39,984         $ 38,653
Specialty products . . . . . .         4,265            7,590            9,582
                                    -------------------------------------------
  Consolidated segment totals.        51,000           47,574           48,235
Corporate. . . . . . . . . . .        15,804           16,601           13,921
                                    -------------------------------------------
  Consolidated assets. . . . .      $ 66,804         $ 64,175         $ 62,156
                                    ===========================================
CAPITAL EXPENDITURES (1)
Power and data quality . . . .      $  1,691         $  1,761         $  1,113
Specialty products . . . . . .           361              324              614
Corporate. . . . . . . . . . .            45              134                9
                                    -------------------------------------------
  Total. . . . . . . . . . . .      $  2,097         $  2,219         $  1,736
                                    ===========================================
DEPRECIATION AND AMORTIZATION
Power and data quality . . . .      $  2,116         $  1,830         $  1,255
Specialty products . . . . . .           459              580              627
Corporate. . . . . . . . . . .           125              174              226
                                    -------------------------------------------
  Total. . . . . . . . . . . .      $  2,700         $  2,584         $  2,108
                                    ===========================================


(1) Excludes assets acquired in business combinations.

SL INDUSTRIES, INC.
REPORT OF
INDEPENDENT
PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of SL Industries, Inc.:

We have audited the accompanying consolidated balance sheets of SL Industries, Inc. and subsidiaries as of July 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SL Industries, Inc. and subsidiaries as of July 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

/s/ ARTHUR ANDERSEN LLP

Philadelphia, PA
September 5, 1997

                              SL INDUSTRIES, INC.

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                  -----------------------------------------------------------------------------------------------
                                                                           Quarter Ended
                                  -----------------------------------------------------------------------------------------------
                                       October 31,               January 31,             April 30,                 July 31,
                                  -----------------------------------------------------------------------------------------------
                                   1996         1995         1997         1996        1997(2)      1996         1997      1996
                                  -----------------------------------------------------------------------------------------------
                                                                 (In thousands, except per share data)
Net sales .....................   $27,844      $28,939      $29,253      $29,635     $29,773      $28,302     $28,817    $30,437
Gross margin ..................   $ 9,665      $ 9,632      $10,069      $ 9,820     $10,085      $ 9,733     $10,517    $10,092
Income before income taxes ....   $ 1,416      $ 1,160      $ 1,619      $ 1,222     $ 7,526      $ 1,453     $ 2,203    $ 1,560
Net income ....................   $   880      $   757      $   964      $   817     $ 4,572      $   900     $ 1,399    $ 1,024
Net income per common share (1)   $  0.15      $  0.13      $  0.16      $  0.14     $  0.76      $  0.15     $  0.23    $  0.17
                                  -----------------------------------------------------------------------------------------------

(1) Fiscal 1997 and 1996 include the effect of outstanding dilutive stock options. See Note 1 to consolidated financial statements.

(2) Includes pre-tax gain, net of severance, facility closing, legal and other costs, on disposition of subsidiary of $5,888,000, increasing net income by $3,556,000, or $.59 per common share. See Note 2 to consolidated financial statements.