Form 10-K, Exhibit 13
period 1998-07-31
SL INDUSTRIES INC
filed 1998-10-29
CIK 89270

SL INDUSTRIES, INC.
                                                                      EXHIBIT 13

PDQ SOLUTIONS

     SL Industries designs and manufactures advanced power products and systems to ensure power and data quality (PDQ) for today's complex electronic equipment and systems that require a stable and reliable source of power for proper operation. The market for PDQ products and technology now exceeds $10 billion worldwide, and is expected to grow at an average annual rate of 8% to 10% over the next five years.


PDQ SOLUTIONS

     The demand for PDQ solutions is driven by the increasing sophistication and application of electronic equipment and consumer products. As electronic devices incorporate a greater degree of computing capability, power irregularities pose a greater threat of damage and data loss. The Company produces a wide range of power supplies, power conditioners, motion control systems, power distribution units, surge protection devices and other systems designed to ensure the safe and reliable operation of sophisticated equipment. The Company's products are sold in the medical, aerospace, telecommunications, industrial and consumer industries.

     SL Industries engineers its PDQ solutions for the world community. Its products are sold, directly and through representatives, primarily to original equipment manufacturers (OEMs) and distributors with global sales and operations. In order to meet the demands of its multinational customers, the Company has acquired a thorough knowledge of the diverse energy problems and performance standards in effect in local and regional markets throughout the world.

     SL Industries' PDQ products are designed to operate under the wide range of power conditions found around the world, and comply with international safety agency requirements. The acquisition of ELEKTRO-METALL EXPORT GMBH (EME) furthers the Company's plans to establish international manufacturing and engineering capabilities and direct foreign sales channels for its global products.


MASS CUSTOMIZATION

     SL Industries implements its PDQ technology through its strategy called "mass customization." Mass customization at SL is the process of configuring its portfolio of PDQ solutions (products) to meet specific customer requirements or market applications. This strategy enables the Company to establish strong customer relationships and respond better to market developments, as well as to reduce costs for both the Company and its customers.

     Among SL's competitive advantages is its ability to rapidly deliver comprehensive power solutions. In response to the market's demands for greater functionality, energy efficiency and power density, OEMs are increasingly integrating the design of power systems and electronics into their end products. At the same time, just-in-time production methods are creating incentives for OEMs to partner with a smaller number of qualified vendors. Thus, by providing complete PDQ systems, the Company is able to strengthen and expand its relationships with established customers and to penetrate new markets for value-added applications of its technology.

     In fiscal 1998, SL Industries realized a number of important product developments. The following is a highlight of some of the Company's recent developments and achievements:

SL INDUSTRIES, INC.

POWER SUPPLIES

     SL Industries produces a wide range of standard and custom power supplies that convert AC or DC power to required levels of direct electrical current for use in customers' end products. CONDOR designs and manufactures linear and switching AC power supplies, primarily in the 7 watt to 700 watt power range. The CONDOR product line is noted for its innovation and highly efficient designs and dominates the market for low voltage power supplies for medical equipment. The Company has incorporated its advanced technology and designs into products for the telecom, instrumentation and industrial equipment markets. CONDOR'S highly responsive product teams effectively partner with established customers and have enabled CONDOR to penetrate new market applications for its products, including home health care, air filtration systems, chemical and genetic analysis equipment, and telecom and datacom interface equipment.

[POWER SUPPLY PHOTO]
[CAPTION]

     During fiscal 1998, CONDOR introduced 11 new power supply products and is currently developing new products at the rate of one every four to six weeks. CONDOR has ongoing plans to develop external power supplies and DC to DC converters and to expand the power range of its PDQ solutions. The Company is currently engineering new power supply products to meet the growing needs of OEMs in the emerging telemedicine industry.

POWER CONDITIONING AND DISTRIBUTION UNITS

     SL Industries has established a prominent position in the growing market for power conditioning and distribution units (PCDUs). PCDUs are used to filter out noise from power lines, as well as for voltage conversion and stabilization, system control and power distribution. In addition, PCDUs enhance the quality and reliability of equipment and systems by providing the precise power and distribution features required for dependable operation. TEAL ELECTRONICS is a leader in the design and manufacture of custom power systems for OEMs in the medical imaging, telecommunications and semiconductor production equipment markets.

     In fiscal 1998, TEAL successfully developed and introduced a new line of PCDUs with voltage regulation. The technology developed by TEAL and its well-recognized PCDU product line constitutes an excellent platform to penetrate markets for more value-added and cost-effective solutions in the medical, semiconductor, telecommunications and graphic arts industries.

[POWER CONDITIONER PHOTO]
[CAPTION]

SL INDUSTRIES, INC.


     SL WABER designs and manufactures power distribution units that safely convert a high power input into user specified output ranges. These units distribute power evenly and conveniently throughout the customer's system. In fiscal 1998, SL WABER began working with its customers to develop advanced microprocessor controlled systems that can satisfy the demanding new performance requirements that are expected to be caused by utility deregulation.

     EME power distribution equipment can be found in aerospace applications such as passenger entertainment units, and in automotive applications used in mirror controls and general power wiring systems throughout the vehicle.

UNINTERRUPTIBLE POWER SUPPLIES

     Uninterruptible power supply (UPS) products provide back-up power in the event of a power failure. Dependable back-up power supplies prevent the loss of data transmissions due to sudden power shortages and ensure an orderly system shutdown in the event of an extended energy failure. UPS products also recharge batteries and, in some applications, provide a direct power supply to connected equipment.

[UNINTERRUPTIBLE POWER SUPPLY PHOTO]
[CAPTION]

     SL WABER back-up power supplies include the Upstart Network series, which are designed for computers operating in a network environment. These units incorporate sophisticated software for managing, saving and restoring files. SL WABER expanded its product line into higher power ranges with the introduction of its 650va UPS unit during the past fiscal year, and is expected to introduce its 850va UPS unit in the first half of fiscal 1999.

     CONDOR has continued its expansion into custom back-up power supplies that incorporate UPS and battery charging technology. These products are required by OEMs that manufacture and sell medical and telecom equipment and other critical industrial applications where the consequences of on-line interruption are unacceptable. Applications for this capability are expected to proliferate in the future, as sophisticated capital equipment in a wide range of industries is designed to process information within wide and local area networks.

[REMOTE CONTROL AIR PLANE PHOTO]
[CAPTION]

SL INDUSTRIES, INC.

MOTION CONTROL SYSTEMS

     SL Industries' competitive advantage in motion control systems lies in its cutting-edge designs. SL-MTI's new motor and motion controls are used in numerous applications, including aerospace, medical and industrial products, which require extremely high reliability under demanding operating conditions. SL-MTI's proprietary motor/generator technology is employed in jet engines, electric vehicles, hand-held precision tools and advanced flywheel systems for telecommunications and utility markets.

[PASSENGER AIR PLANE PHOTO]
[CAPTION]

     In fiscal 1998, SL-MTI's power and drive systems were incorporated into the ground breaking "Personal Transit Module" electronic vehicle manufactured by Corbin industries.

     The acquisition of EME in June 1998 further expands the market for the Company's motion control systems. EME designs and manufactures actuators and power distribution units used in a variety of aerospace and industrial applications. The synergies between EME and each of the Company's other strategic business units, particularly SL-MTI, will enable SL Industries to provide its customers with more comprehensive PDQ solutions.


SURGE SUPPRESSORS AND OTHER

     SL Industries has a well-established reputation in the design and manufacture of surge suppressors and surge suppression technologies. These devices are sold to protect computers, audiovisual and other electronic equipment from damage or destruction due to sudden power surges. SL WABER is a leader in the design and manufacture of surge suppressors for the custom, OEM and retail marketplaces. Surge suppression and other types of noise filtration technology are generally incorporated into many of the Company's more advanced PDQ products.

[EME PHOTO]
[CAPTION]

REPRESENTATIVE CUSTOMER LIST

SL Industries provides power and data quality solutions for world-class customers in many industries. Some of the customers for the Company's PDQ solutions over the past year include:


AKSYS                          Federal Express             Newark Electronics
Airbus Industries              Future Electronics          Office Depot
Allied Signal                  GEC Marconi                 Philips
Audi                           General Electric            Raytheon
Avnet/Allied Electronics       Healthdyne                  Schlumberger
Bell/Milgray Electronics       Hewlett Packard             Siemens
B.F. Goodrich/Aerospace        Home Depot                  Teradyne
Digi-Key                       Lucas Aerospace             Textron
Digital Equipment              Motorola                    3M Corporation
Ericsson                       Nellcor/Puritan Bennett     Toshiba

SL INDUSTRIES, INC.

SELECTED FINANCIAL DATA


--------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                                1998         1997          1996
--------------------------------------------------------------------------------------------------------------------
                                                                               (In thousands, except per share data)
SUMMARY OF OPERATIONS
Net sales..................................................................    $ 118,212    $ 115,687     $ 117,313

Income before cumulative effect of changes in accounting principles (1) ...    $   5,313    $   7,815     $   3,498
Cumulative effect of change in accounting for income taxes.................            -            -             -
                                                                              --------------------------------------

Net income.................................................................    $   5,313    $   7,815     $   3,498
                                                                              ======================================

Diluted net income per common share: (2)
Income before cumulative effect of changes in accounting principles (1) ...    $     .90    $    1.30     $     .59
Cumulative effect of change in accounting for income taxes.................            -            -             -
                                                                              --------------------------------------

Diluted net income.........................................................    $     .90    $    1.30     $     .59
                                                                              ======================================

Shares used in computing diluted net income per common share (2) ..........        5,897        6,021         5,950

Cash dividend per common share.............................................    $     .08    $     .07     $     .06


YEAR-END FINANCIAL POSITION
Working capital............................................................    $  21,344    $  17,399     $  20,765
Current ratio..............................................................          2.1          1.8           2.3
Total assets...............................................................    $  80,915    $  66,804     $  64,175
Long-term debt.............................................................    $  13,283    $     700     $  13,186
Shareholders' equity.......................................................    $  38,345    $  36,492     $  28,680
Book value per share.......................................................    $    6.84    $    6.27     $    4.98

OTHER
Capital expenditures (3) ..................................................    $   2,756    $   2,097     $   2,219
Depreciation and amortization..............................................    $   3,043    $   2,700     $   2,584
                                                                              --------------------------------------
-------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                                1995         1994
-------------------------------------------------------------------------------------------------------------
                                                                        (In thousands, except per share data)
Summary of operations
Net sales..................................................................     $ 91,125     $ 76,593

Income before cumulative effect of changes in accounting principles (1) ...     $  3,677     $  1,951
Cumulative effect of change in accounting for income taxes.................            -          603
                                                                               ------------------------------

Net income.................................................................     $  3,677     $  2,554
                                                                               ==============================


Diluted net income per common share: (2)
Income before cumulative effect of changes in accounting principles (1) ...     $    .62     $    .32
Cumulative effect of change in accounting for income taxes.................            -          .10
                                                                               ------------------------------

Diluted net income.........................................................     $    .62     $    .42
                                                                               ==============================

Shares used in computing diluted net income per common share (2) ..........        5,940        6,152

Cash dividend per common share.............................................     $    .06     $    .06


Year-end financial position
Working capital............................................................     $ 21,929     $ 21,125
Current ratio..............................................................          2.5          2.9
Total assets...............................................................     $ 62,156     $ 52,397
Long-term debt.............................................................     $ 17,373     $ 11,918
Shareholders' equity.......................................................     $ 24,930     $ 23,577
Book value per share.......................................................     $   4.43     $   3.93

Other
Capital expenditures (3) ..................................................     $  1,736     $  1,446
Depreciation and amortization..............................................     $  2,108     $  1,868
                                                                               ------------------------------

(1) Fiscal 1997 includes pre-tax gain, net of severance, facility closing, legal and other costs, on disposition of subsidiary of $5,888,000,
    increasing net income by $3,556,000, or $.59 per common share.   Fiscal
    1995 includes pre-tax gain, net of severance, legal and other costs, on disposition of subsidiary of $818,000, increasing net income by $1,100,000, or $.19 per common share.

(2) The effect of outstanding dilutive stock options is not material for fiscal 1995 and is antidilutive for fiscal 1994; and is not included in the calculations for these years.

(3) Excludes assets acquired in business combinations.

SL INDUSTRIES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
During fiscal 1998, the net cash provided by operating activities was $6,621,000, as compared to $3,266,000 and $4,687,000 provided in fiscal 1997 and
1996, respectively. The fiscal 1998 increase, as compared to fiscal 1997, resulted primarily from increased income from operations, and decreased receivables and inventories, offset, in part, by decreased accounts payable and accrued liabilities. The fiscal 1997 decrease, as compared to fiscal 1996, resulted primarily from increased inventories at current operations, offset, in part, by increased accounts payable. During fiscal 1998, the net cash used in investing activities of $13,634,000 was primarily related to the acquisition of all of the issued and outstanding common shares of Elektro-Metall Export GmbH ("EME") and capital expenditures. During fiscal 1997, the net cash provided by investing activities of $9,399,000 was primarily related to the sale of substantially all of the assets of SL Auburn, Inc. ("Auburn"), offset, in part, by capital expenditures. During fiscal 1996, the net cash used in investing activities of $1,240,000, was primarily related to capital expenditures, offset, in part, by the sale of substantially all of the assets of SL Piping Systems, Inc. ("Piping"), net of certain liabilities. During fiscal 1998, the net cash provided by financing activities of $7,000,000 was primarily related to the use of the Company's revolving line of credit for the EME acquisition, offset, in part, by the purchase of 375,500 shares of the Company's common stock. During fiscal 1997 and 1996, the net cash used in financing activities of $12,665,000 and $4,024,000 was primarily related to payments made to reduce the Company's long-term debt obligation.

The Company's current ratio was 2.1 to 1 at July 31, 1998, 1.8 to 1 at July 31, 1997, and 2.3 to 1 at July 31, 1996. The fiscal 1998 increase, as compared to fiscal 1997, resulted from a 7% increase in current assets and a 5% decrease in current liabilities. The increase in current assets resulted primarily from the addition of inventories at EME. The decrease in current liabilities resulted primarily from the payment of vendor invoices, offset, in part, by the addition of liabilities at EME. The fiscal 1997 decrease, as compared to fiscal 1996, resulted from a 28% increase in current liabilities, as compared to a 3% increase in current assets. The increase in current liabilities resulted primarily from increased accounts payable.

As a percentage of total capitalization, consisting of long-term debt and shareholders' equity, total borrowings by the Company were 27% at July 31, 1998, 2% at July 31, 1997, and 32% at July 31, 1996. The fiscal 1998 increase in total borrowings, as compared to fiscal 1997, was primarily a result of the Company's use of its revolving line of credit to purchase all of the issued and outstanding common shares of EME and 375,500 shares of the Company's common stock. The fiscal 1997 decrease in total borrowings, as compared to fiscal 1996, was primarily a result of payments made to reduce the outstanding balance of the Company's revolving line of credit. On July 21, 1998, the Company amended its revolving credit agreement in the amount of $25,000,000 with three participating banks to provide for multi-currency borrowing and international acquisitions, and to extend the agreement's maturity date to October 31, 2001. At July 31, 1998, the Company had $12,280,000, net of outstanding trade letters of credit of $920,000, of this revolving line of credit available for use. See Note 8 to the consolidated financial statements for additional information about the credit agreement. The Company's borrowing capacity at July 31, 1998, remained considerably above its use of outside financing.

Capital expenditures were $2,756,000 in 1998, as compared to $2,097,000 in 1997, and $2,219,000 in 1996. Expenditures during the three-year period have primarily included investments in new process technology and increased production capacity. Fiscal 1999 capital expenditures are planned to be approximately $3,963,000, and the Company expects to fund the expenditures with cash provided by operations.

The Company is not aware of any demands, commitments, trends or uncertainties, which are reasonably likely, in the normal course, to impair its ability to generate or obtain adequate amounts of cash to meet its future needs.

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997
Fiscal 1998 consolidated net sales of $118,212,000 increased approximately 2% ($2,525,000), as compared to fiscal 1997 consolidated net sales. Fiscal 1998 and 1997 consolidated net sales included one month of EME's net sales of $1,831,000 and nine months of Auburn's net sales of $8,489,000, respectively. Fiscal 1998 net income was $5,313,000, or a diluted $.90 per share, as compared to fiscal 1997 net income of $7,815,000, or a diluted $1.30 per share. Fiscal 1997 net income included a gain, net of severance, facility closing, legal and other costs, from the sale of substantially all of the assets of Auburn of $3,556,000 or a diluted $.59 per share. If the gain is excluded from fiscal 1997 net income, fiscal 1998 net income increased approximately 25% ($1,054,000).

Fiscal 1998 power and data quality net sales increased approximately 10% ($11,014,000), as compared to fiscal 1997. Contributing to this increase were increased net sales of linear and switching power supplies, power conditioning and distribution units and precision motor products, which resulted primarily from technology improvements, new customer programs and increased demand, offset, in part, by decreased demand for surge protectors and uninterruptible power supplies, which resulted primarily from reduced demand because of competitive pressures within the retail marketplace. Fiscal 1998 power and data quality operating income increased approximately 25% ($2,433,000), as compared to fiscal 1997. The increase in fiscal 1998 operating income resulted from the increased net sales and operational efficiencies realized by the power and data quality businesses.

COST OF SALES
As a percentage of net sales, fiscal 1998 and 1997 costs of products sold were approximately 63% and 64%, respectively. The Company continues to make investments to improve operational efficiencies that should reduce cost of products sold as a percentage of net sales.

ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES
Fiscal 1998 engineering and product development expenses of $6,167,000 increased approximately 17% ($884,000), as compared to fiscal 1997. As a percentage of net sales, fiscal 1998 and 1997 engineering and product development expenses were approximately 5%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Fiscal 1998 selling, general and administrative expenses of $25,576,000 decreased approximately 3% ($788,000), as compared to fiscal 1997. The fiscal 1998 decrease was primarily related to decreased selling expenses. As a percentage of net sales, fiscal 1998 selling, general and

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

SL INDUSTRIES, INC.

administrative expenses were approximately 22%, as compared to 23% in fiscal
1997.

DEPRECIATION AND AMORTIZATION EXPENSE
Fiscal 1998 depreciation and amortization expense of $3,043,000 increased approximately 13% ($343,000), as compared to fiscal 1997. The increase was primarily related to depreciation and amortization of computer hardware and software, respectively.

OTHER INCOME (EXPENSE)
Fiscal 1998 other income (expense) consisted entirely of interest income and expense. Fiscal 1997 other income (expense) included the gain from the Auburn asset sale, as well as interest income and expense. Fiscal 1998 interest income decreased, as compared to fiscal 1997, because of less cash available for investment. Fiscal 1998 interest expense decreased, as compared to fiscal 1997, primarily because of a lower average debt balance.

TAXES
The fiscal 1998 effective tax rate on pre-tax income was 38%, as compared to 39% in fiscal 1997. The fiscal 1997 effective tax rate included incremental taxes associated with the gain realized from the Auburn asset sale.

FISCAL 1997 COMPARED TO FISCAL 1996
Fiscal 1997 consolidated net sales of $115,687,000 decreased approximately 1% ($1,626,000), as compared to fiscal 1996 consolidated net sales. Fiscal 1997's consolidated net sales included nine months of Auburn's net sales of $8,489,000 and fiscal 1996 consolidated net sales included twelve months of Auburn's net sales of $10,766,000 and approximately seven months of Piping's net sales of $2,964,000. Fiscal 1997 net income was $7,815,000, or a diluted $1.30 per share, as compared to fiscal 1996 net income of $3,498,000, or a diluted $.59 per share. Fiscal 1997 net income included a gain, net of severance, facility closing, legal and other costs, from the sale of substantially all of the assets of Auburn of $3,556,000 or a diluted $.59 per share. If the gain is excluded from fiscal 1997 net income, net income increased approximately 22% ($761,000).

The power and data quality segment's fiscal 1997 net sales and operating income increased approximately 3% ($3,616,000) and 5% ($463,000), respectively, as compared to fiscal 1996 net sales and operating income. Contributing to these increases were increased net sales of linear and switching power supplies, power conditioning and distribution units and precision motor products which resulted from increased market share, offset by decreased sales of surge protectors and uninterruptible power supplies because of a flat retail market. The increase in fiscal 1997 operating income resulted from the increased net sales realized by the businesses within this segment.

The specialty products segment's fiscal 1997 net sales and operating income decreased approximately 38% ($5,242,000), and increased approximately 92% ($272,000), respectively, as compared to fiscal 1996 net sales and operating income. Fiscal 1997 and 1996's net sales and operating income included the results of Auburn and, in fiscal 1996, also included the results of Piping.

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

OTHER INCOME (EXPENSE)
Fiscal 1997 other income (expense) included the gain from the Auburn asset sale, as well as interest income and expense, as compared to fiscal 1996 other income (expense), which consisted entirely of interest income and expense. Fiscal 1997 interest income increased, as compared to fiscal 1996, because of additional cash available for investment. Fiscal 1997 interest expense decreased, as compared to fiscal 1996, primarily because of a reduction in the Company's long-term debt obligation.

TAXES
The fiscal 1997 effective tax rate on pre-tax income was 39%, as compared to 35% in fiscal 1996. This increase was primarily related to taxes associated with the Company's Mexican operations, the gain realized from the Auburn asset sale and state income tax refunds included in fiscal 1996.

ENVIRONMENTAL
During fiscal 1998, 1997 and 1996, investigation or remediation activities, or both, were continued at sites owned, leased or previously utilized by the Company. During the latter part of fiscal 1995, the New Jersey Department of Environmental Protection ("NJDEP") required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation had been underway for several years. Based on the results of that investigation, which were received in fiscal 1996, the Company determined that additional remediation costs of approximately $1,000,000 were probable; therefore, in fiscal 1996, the Company made an additional provision of $900,000.

In a November 1991, Administrative Directive, NJDEP alleged that SL Surface Technologies, Inc. ("STI"), formerly SL Modern Hard Chrome, Inc., and 20 other respondents are responsible for a contaminant plume which has affected the Puchack Wellfield in Pennsauken, New Jersey (which supplies Camden, New Jersey). Three other actions have been

SL INDUSTRIES, INC.

initiated from the underlying directive. The first is Supplemental Directive No. 1 issued by NJDEP to the same parties in May 1992, which seeks a cost reimbursement of $8,655,000 for the construction of a treatment system at the Puchack site and an annual payment of $611,000 for ongoing operation and maintenance of the treatment system. The second matter is a lawsuit initiated by one of the parties named in Directive No. 1 seeking to have the remainder of those parties and more than 600 others pay some or all of that party's cost of compliance with Directive No. 1 and any other costs associated with its site. The third matter is a Spill Act Directive by NJDEP to STI alone, regarding similar matters at its site. The state has not initiated enforcement action regarding any of its three Directives. There also exists an outstanding enforcement issue regarding the Company's compliance with ECRA at the same site.

With regard to the $8,655,000 amount, in the Company's view it is not appropriate to consider that amount as "potential cost reimbursements". The STI site, which is the subject of these actions, has undergone remedial activities under NJDEP's supervision since 1983. The Company believes that it has a significant defense against all or any part of the $8,655,000 claim since technical data generated as part of previous remedial activities indicate that there is no offsite migration of contaminants at the Company's STI site. Based on this and other technical factors, the Company has been advised by its outside technical consultant, with the concurrence of its outside counsel, that it has a significant defense to Directive No. 1 and any material exposure is remote.

Although these contingencies could result in additional expenses or judgments, or offsets, thereto, at present such expenses or judgments are not expected to have a material affect on the Company's consolidated financial position or results of earnings.

The Company filed claims with its insurers seeking reimbursement for past and future environmental costs and it received $900,000 from one insurer during fiscal 1996 and a commitment to pay 15% of the environmental costs associated with the STI site, up to an aggregate of $300,000. During fiscal 1997, the Company received $1,500,000 from three additional insurers and from two of those insurers, commitments to pay 15% and 20% of the environmental costs associated with the same location, up to an aggregate of $150,000 and $400,000, respectively. In addition, the Company received $100,000 during fiscal 1998 and will receive $100,000 during the fiscal years 1999, 2000 and 2001, as stipulated in the settlement agreement negotiated with one of the three insurers.

See Note 10 to the consolidated financial statements for additional information.

YEAR 2000
The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations leading to disruptions in a company's operations.

The Company has taken actions to address and complete the work associated with the Year 2000. Executive management and information system employees at each of its business units have been contacted regarding Year 2000 readiness, either through on-site visits or intercompany correspondence. Each of its business units and corporate headquarters have established, or are in the process of establishing, teams to identify and correct Year 2000 issues. Attention is being given to computer hardware and software, communications equipment, manufacturing equipment and facilities and products sold, if any, to achieve compliance in all these areas. The teams are also charged with investigating the Year 2000 capabilities of suppliers, customers and other external entities, and with developing contingency plans where necessary.

Three of the Company's business units implemented new enterprise software packages during the last two years that their suppliers have stated are Year 2000 compliant. A detailed accounting and assessment of all computer systems and most application software utilized throughout the Company's operations has been completed, and plans for establishing compliance are either in process or have been developed. These plans identify or will identify which non-compliant hardware and software will be remediated, upgraded or replaced and the timetable and resource requirements to achieve those objectives. Remediation and testing activities have been completed or are in the process of being completed at all of the Company's business units and at corporate headquarters.

The Company does not expect Year 2000 spending to materially affect consolidated profitability or liquidity. This expectation assumes that its existing forecast of costs to be incurred contemplates all significant actions required, and that the Company will not be obligated to incur significant Year 2000 related costs on behalf of its customers or suppliers.

TRENDS AND PROSPECTS
At the present time, all of the Company's businesses are profitable and are expected to remain so, and it is anticipated that the Company's fiscal year 1999 consolidated financial results should continue to show improvements.

FORWARD-LOOKING INFORMATION
From time to time, information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the company's business, future capital expenditures and the Company's prospects and Year 2000 strategy, contain forward-looking information. In reviewing such information, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in the general economy, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims (including environmental matters), adverse effects of failure to achieve Year 2000 compliance, the Company's ability to recruit and develop employees, its ability to successfully implement new technology and stability of product costs.

Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information.

SL Industries, Inc.

CONSOLIDATED STATEMENTS OF EARNINGS




--------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                    1998                      1997                     1996
--------------------------------------------------------------------------------------------------------------------------------
Net sales......................................................$ 118,212,000             $ 115,687,000            $ 117,313,000
                                                               -----------------------------------------------------------------

Cost and expenses:
  Cost of products sold........................................   74,646,000                74,085,000               76,773,000
  Engineering and product development..........................    6,167,000                 5,283,000                4,713,000
  Selling, general and administrative expenses.................   25,576,000                26,364,000               26,884,000
  Depreciation and amortization................................    3,043,000                 2,700,000                2,584,000
                                                               -----------------------------------------------------------------
Total cost and expenses........................................  109,432,000               108,432,000              110,954,000
                                                               -----------------------------------------------------------------
Income from operations.........................................    8,780,000                 7,255,000                6,359,000
Other income (expense):
  Gain on disposition of subsidiary............................            -                 5,888,000                        -
  Interest income..............................................      214,000                   301,000                  159,000
  Interest expense.............................................     (427,000)                 (680,000)              (1,123,000)
                                                               -----------------------------------------------------------------
Income before income taxes.....................................    8,567,000                12,764,000                5,395,000
Provision for income taxes.....................................    3,254,000                 4,949,000                1,897,000
                                                               -----------------------------------------------------------------
Net income......................................................$  5,313,000             $   7,815,000            $   3,498,000
                                                               =================================================================

Basic net income per common share.............................. $        .95             $        1.35            $         .61
                                                               =================================================================
Diluted net income per common share............................ $        .90             $        1.30            $         .59
                                                               =================================================================


Shares used in computing basic net income per common share.....    5,598,000                 5,776,000                5,701,000
                                                               =================================================================
Shares used in computing diluted net income per common share...    5,897,000                 6,021,000                5,950,000
                                                               =================================================================


See accompanying notes to consolidated financial statements.


SL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS



--------------------------------------------------------------------------------------------------------------------------
July 31,                                                                                 1998                        1997
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents...................................................   $          -                $          -
  Receivables, less allowances
    of $2,045,000 and $1,790,000, respectively................................     18,886,000                  18,141,000
  Inventories.................................................................     18,538,000                  16,505,000
  Prepaid expenses............................................................        972,000                     712,000
  Deferred income taxes.......................................................      3,014,000                   3,168,000
                                                                                ------------------------------------------
        Total current assets..................................................     41,410,000                  38,526,000
                                                                                ------------------------------------------
Property, plant and equipment, net............................................     13,977,000                   6,296,000
Assets held for future sale...................................................        913,000                     958,000
Long-term note receivable.....................................................      2,201,000                   2,234,000
Deferred income taxes.........................................................      1,865,000                   2,442,000
Cash surrender value of life insurance policies...............................      8,657,000                   7,627,000
Intangible assets, net........................................................     10,705,000                   7,594,000
Other assets..................................................................      1,187,000                   1,127,000
                                                                                ------------------------------------------
        Total assets..........................................................   $ 80,915,000                $ 66,804,000
                                                                                ==========================================

LIABILITIES
Current liabilities:
  Debt due within one year....................................................   $    727,000                $    133,000
  Accounts payable............................................................      5,982,000                   8,839,000
  Accrued income taxes........................................................      2,105,000                     770,000
  Accrued liabilities:
    Payroll and related costs.................................................      4,851,000                   5,331,000
    Other.....................................................................      6,401,000                   6,054,000
                                                                                ------------------------------------------
        Total current liabilities.............................................     20,066,000                  21,127,000
                                                                                ------------------------------------------
Long-term debt less portion due within one year...............................     13,283,000                     700,000
Deferred compensation and supplemental retirement benefits....................      4,667,000                   4,133,000
Other liabilities.............................................................      4,554,000                   4,352,000
                                                                                ------------------------------------------
        Total liabilities.....................................................   $ 42,570,000                $ 30,312,000
                                                                                ------------------------------------------

Commitments and contingencies (Note 10)

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued......   $          -                $          -
Common stock, $.20 par value; authorized, 25,000,000 shares;
  issued, 1998 - 8,153,000 shares, 1997 - 7,958,000 shares....................      1,631,000                   1,592,000
Capital in excess of par value................................................     36,061,000                  34,695,000
Retained earnings.............................................................     14,476,000                   9,607,000
Translation adjustment........................................................         80,000                           -
Treasury stock at cost, 1998 - 2,546,000 shares, 1997 - 2,141,000 shares......    (13,903,000)                 (9,402,000)
                                                                                ------------------------------------------
        Total shareholders' equity............................................   $ 38,345,000                $ 36,492,000
                                                                                ------------------------------------------
        Total liabilities and shareholders' equity............................   $ 80,915,000                $ 66,804,000
                                                                                ==========================================


See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY






                                                    Common Stock
                                     -------------------------------------------------------
                                                                                                            Retained
                                               Issued                    Held In Treasury     Capital in    Earnings
                                     --------------------------  ---------------------------  Excess of  (Accumulated  Translation
                                        Shares       Amount         Shares        Amount      Par Value     Deficit)    Adjustment
                                     ---------------------------------------------------------------------------------------------
Balance August 1, 1995.............  7,773,000   $ 1,555,000   (2,141,000)   $ (9,402,000)   $33,735,000     $ (958,000)  $      -
Net income ........................                                                                           3,498,000
Cash dividends, $.06 per share.....                                                                            (343,000)
Other, including exercise of
  employee stock options and
  related income tax benefits......    126,000        25,000                                     571,000         (1,000)
                                     ---------------------------------------------------------------------------------------------
Balance july 31, 1996..............  7,899,000     1,580,000   (2,141,000)     (9,402,000)    34,306,000      2,196,000          -
Net income.........................                                                                           7,815,000
Cash dividends, $.07 per share.....                                                                            (405,000)
Other, including exercise of
  employee stock options and
  related income tax benefits......     59,000        12,000                                     389,000          1,000
                                     ---------------------------------------------------------------------------------------------
Balance July 31, 1997..............  7,958,000     1,592,000   (2,141,000)     (9,402,000)    34,695,000      9,607,000          -
Net income.........................                                                                           5,313,000
Cash dividends, $.08 per share.....                                                                            (445,000)
Other, including exercise of
  employee stock options and
  related income tax benefits......    195,000        39,000                                   1,366,000          1,000
Treasury stock purchased...........                              (405,000)     (4,501,000)
Current year translation
  adjustment.......................                                                                                         80,000
                                     ---------------------------------------------------------------------------------------------
BALANCE JULY 31, 1998..............  8,153,000   $ 1,631,000   (2,546,000)  $ (13,903,000)   $36,061,000   $ 14,476,000   $ 80,000
                                     =============================================================================================


14
See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS





----------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                                 1998                 1997               1996
----------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
  Net income..............................................................  $   5,313,000        $   7,815,000        $ 3,498,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation........................................................      2,023,000            1,889,000          1,869,000
      Amortization........................................................      1,020,000              811,000            715,000
      Provisions for losses on accounts receivable........................         52,000               63,000            151,000
      Additions to other assets...........................................     (1,366,000)            (820,000)          (259,000)
      Cash surrender value of life insurance premiums.....................       (656,000)            (534,000)          (499,000)
      Deferred compensation and supplemental retirement benefits..........      1,158,000              942,000            863,000
      Deferred compensation and supplemental retirement benefit payments..       (611,000)            (499,000)          (449,000)
      Decrease (Increase) in deferred income taxes........................        731,000           (1,454,000)        (1,148,000)
      Gain on the sale of equipment.......................................        (13,000)             (23,000)            (5,000)
      Discontinued product line expenses..................................       (168,000)            (143,000)          (246,000)
      Gain on disposition of subsidiary...................................              -           (5,888,000)                 -
      Changes in operating assets and liabilities, net of the effect of acquisition and dispositions:
        Receivables.......................................................      2,495,000           (3,073,000)        (5,000,000)
        Inventories.......................................................      1,068,000           (1,718,000)         2,682,000
        Prepaid expenses..................................................        181,000              135,000             11,000
        Accounts payable..................................................     (3,588,000)           3,633,000            444,000
        Accrued liabilities...............................................     (1,978,000)           2,025,000          2,325,000
        Accrued income taxes..............................................        960,000              105,000           (265,000)
                                                                          --------------------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES.........................  $   6,621,000        $   3,266,000       $  4,687,000
                                                                          --------------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds from sales of property, plant and equipment....................         18,000               29,000            151,000
  Purchases of property, plant and equipment..............................     (2,756,000)          (2,097,000)        (2,219,000)
  Proceeds from notes receivable..........................................         32,000               74,000              7,000
  Payments for acquisitions, net of cash acquired.........................    (10,928,000)            (823,000)          (533,000)
  Proceeds from disposition of subsidiaries...............................              -           12,216,000          1,354,000
                                                                          --------------------------------------------------------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES...............  $ (13,634,000)       $   9,399,000       $ (1,240,000)
                                                                          --------------------------------------------------------
FINANCING ACTIVITIES:
  Cash dividends paid.....................................................       (445,000)            (405,000)          (343,000)
  Proceeds from long-term debt............................................     17,550,000            2,200,000            600,000
  Payments on long-term debt..............................................     (6,722,000)         (14,740,000)        (4,786,000)
  Proceeds from stock options exercised...................................      1,118,000              280,000            505,000
  Treasury stock acquired.................................................     (4,501,000)                   -                  -
                                                                          --------------------------------------------------------
        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...............  $   7,000,000        $ (12,665,000)      $ (4,024,000)
                                                                          --------------------------------------------------------
  Effect of exchange rate changes on cash.................................  $      13,000        $           -       $          -
                                                                          --------------------------------------------------------
        NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............              -                    -           (577,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR............................              -                    -            577,000
                                                                          --------------------------------------------------------
CASH AND CASH EQUIVALENTS AT YEAR END.....................................  $           -        $           -       $          -
                                                                          ========================================================

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

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

Intangible assets: Intangible assets consist primarily of goodwill, trademarks, covenants not to compete and patents. The goodwill resulting from the fiscal 1998 acquisition and the goodwill and trademarks resulting from the May 1995 acquisition are being amortized over 30 years or less. Goodwill resulting from acquisitions made prior to November 1, 1970, of $955,000, is considered to have continuing value over an indefinite period, and is not being amortized. Covenants are amortized over their stated terms and patents are amortized over their remaining lives. Subsequent to its acquisitions, the Company continually evaluates whether later events or circumstances have occurred that would indicate that the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible asset to measure recoverability. If impairment exists, measurement of the impairment will be based on the valuation method which management believes most closely approximates the fair value of the intangible asset.

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

Advertising costs: Advertising costs are expensed as incurred. For the fiscal years ended July 31, 1998, 1997 and 1996, these costs were $2,128,000, $2,287,000 and $2,322,000, respectively.

Research and development costs: Research and development costs are expensed as incurred. For the fiscal years ended July 31, 1998, 1997 and 1996, these costs were $1,756,000, $1,405,000 and $1,245,000, respectively.

Income taxes: Deferred income taxes are provided to reflect the tax effect of temporary differences in reporting income and deductions for tax and financial statement purposes.

Foreign currency conversion: The balance sheets and statements of earnings of the Company's Mexican subsidiaries are converted at the year-end rate of exchange and the monthly weighted average rate of exchange, respectively, except for those items requiring conversion at historical rates of exchange, as the Mexican subsidiaries' functional currency is U.S. dollars. Gains or losses resulting from these foreign currency conversions are included in the accompanying consolidated statements of earnings. Since the functional currency for the Company's German subsidiary is its local currency, the translation from the local currency to U.S. dollars is performed for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for earnings using the monthly weighted average exchange rate during the period. Gains or losses resulting from such translation are included in a separate component of stockholders' equity.

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

Net income per common share: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share ("SFAS No. 128")", which the Company adopted for both interim and annual periods ending after December 15, 1997. SFAS No. 128 simplifies

SL INDUSTRIES, INC.

the Earnings per Share ("EPS") calculation by replacing primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding. Fully diluted EPS, now called diluted EPS, is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding plus the effect of outstanding dilutive stock options, using the treasury method.

New accounting pronouncements: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121")." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company adopted SFAS No. 121, effective August 1, 1996. The adoption had no effect on the Company's financial condition or results of operations during fiscal 1997 and 1998.

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

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income ("SFAS No. 130")", which the Company is required to adopt for its fiscal year ended July 31, 1999. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in interim and annual financial statements. The adoption of SFAS No. 130 is expected to have no effect on the Company's presentation of its financial statements.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131")", which the Company is required to adopt for its July 31, 1999, financial statements. SFAS No. 131 establishes standards for the reporting of information about operating segments in interim and annual financial statements. Management is in the process of analyzing the impact of the adoption of SFAS No. 131.

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 "Employers" Disclosures about Pensions and Other Postretirement Benefits ("SFAS No. 132")", which the Company is required to adopt for annual periods beginning after December 15, 1997. SFAS No. 132 establishes new standards for disclosing pension and other postretirement benefits in financial statements.

Reclassifications: Reclassifications, when applicable, are made to the prior year consolidated financial statements to conform with current year presentation.

2. ACQUISITIONS AND DISPOSITIONS
On February 20, 1996, the Company sold substantially all the assets of its wholly-owned subsidiary, SL Piping Systems, Inc., for $1,354,000 and the assumption of certain liabilities. The sale had no material impact on the Company's consolidated financial position or income from operations.

On May 1, 1997, the Company sold substantially all the assets, excluding real property, of its wholly-owned subsidiary, SL Auburn, Inc., for $12,216,000. For financial reporting purposes, the sale resulted in a pre-tax gain, net of severance, facility closing, legal and other costs of $5,888,000, increasing net income by $3,556,000, or $.59 per common share.

On July 10, 1998, pursuant to a Purchase Agreement dated June 30, 1998, the Company, through its wholly-owned subsidiary formed solely for such purpose, SL Industries Vertrieb, GmbH, a German Corporation, acquired 100% of the issued and outstanding Common Shares of Elektro-Metall Export GmbH ("EME"), a German Corporation. The Company paid $9,500,000 in cash at closing. EME is a leading German based designer and manufacturer of power quality products.

The acquisition was accounted for using the purchase method; therefore, the aggregate purchase price has been allocated to the net assets acquired based on their respective fair values at date of acquisition. The excess of the aggregate purchase price over the fair value of net tangible assets acquired of $2,589,000 has been allocated to goodwill and is being amortized on a straight-line basis over 30 years.

The results of operations of EME, since the acquisition date, are included in the accompanying consolidated financial statements.

Unaudited pro forma consolidated results of operations, which included a $3,556,000 after-tax gain from the sales of substantially all of the assets of SL Auburn, Inc. in fiscal 1997, as though the Company acquired EME on August 1 of each fiscal year are as follows:

                                       -----------------------------------------
                                            1998                  1997
                                       -----------------------------------------
                                        (In thousands, except per share data)
Net sales. . . . . . . . . . . . .  .    $138,526              $140,974
Net income . . . . . . . . . . . . .       $5,847                $8,769
Basic net income per common share. .        $1.04                 $1.52
Diluted net income per common share.         $.99                 $1.46

The unaudited pro forma consolidated results of operations include the amortization of goodwill, and additional interest and depreciation expense as if these acquisition related expenses had been incurred from the beginning of the respective periods. The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective periods, or of results which may occur in the future.

3. INCOME TAXES
The provision for federal and state income taxes consists of the following:

                                     ---------------------------------
                                       1998        1997        1996
                                     ---------------------------------
                                              (In thousands)
Current:
  Federal . . . . . . . . . . . . .  $2,642     $ 5,288      $2,584
  State . . . . . . . . . . . . . .     521       1,115         461
Deferred:
  Federal . . . . . . . . . . . . .      36      (1,182)     (1,038)
  State . . . . . . . . . . . . . .      55        (272)       (110)
                                     ------------------------------
                                     $3,254     $ 4,949      $1,897
                                     ==============================

SL INDUSTRIES, INC.


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company's deferred tax assets and liabilities at July 31, 1998 and 1997, are as follows:

                                      ----------------------
                                         1998        1997
                                      ----------------------
                                           (In thousands)
Deferred tax assets:
  Deferred compensation. . . . . . . $1,883         $1,681
  Liabilities related to
    discontinued product line. . . .    313            366
  Liabilities related to
    environmental matters. . . . . .    145            304
  Inventory valuation. . . . . . . .    615            514
  Prepaid and accrued expenses . . .  3,306          3,484
  Other. . . . . . . . . . . . . . .     17             17
                                     ---------------------
                                      6,279          6,366
Deferred tax liabilities:
  Accelerated depreciation and
    amortization . . . . . . . . . .  1,400            756
                                     ---------------------
                                     $4,879         $5,610
                                     =====================

Following is a reconciliation between the amount of income tax expense at the applicable federal statutory rate and the effective rates:

                                              ------------------------------
                                              1998        1997         1996
                                              ------------------------------
Federal statutory rate. . . . . . . .           34%         34%          34%
Tax rate differential on Foreign
  Sales Corporation earnings. . . . .           (1)          -           (1)
State income taxes, net of
    federal income tax benefit. . . . .          4           4            4
Other . . . . . . . . . . . . . . . .            1           1           (2)
                                              ------------------------------
                                                38%         39%          35%
                                              ==============================

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

5. INVENTORIES
Inventories consist of the following:

                                       ----------------------------
                                         1998             1997
                                       ----------------------------
                                              (In thousands)
Raw materials. . . . . . . . . .       $10,543              $ 7,691
Work in process. . . . . . . . .         3,611                2,283
Finished goods . . . . . . . . .         4,384                6,531
                                       ----------------------------
                                       $18,538              $16,505
                                       ============================

The above includes certain inventories, which are valued using the LIFO method, which aggregated $3,009,000 and $2,254,000 at July 31, 1998 and 1997,
respectively. The excess of FIFO cost over LIFO cost at July 31, 1998 and 1997, was approximately $455,000 and $446,000, respectively.


6. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following:

                                          -------------------------
                                             1998            1997
                                          -------------------------
                                               (In thousands)
Land . . . . . . . . . . . . . . .         $ 3,553         $    58
Buildings and leasehold
     improvements . . . . . . . . .          5,622           2,873
Equipment and other
 property . . . . . . . . . . . . .          16,844          15,240
                                           -----------------------
                                            26,019          18,171

Less accumulated depreciation. . .          12,042          11,875
                                           -----------------------
                                           $13,977         $ 6,296
                                           =======================

"Assets held for future sale" at July 31, 1998 and 1997, are not included above and relate to assets remaining after the 1989 relocation of a power and data quality operation. The assets remaining consist primarily of land, building and building improvements which are being leased to a third party. The building and building improvements are being depreciated and accounted for as an operating lease. Aggregate accumulated depreciation for the building and building improvements at July 31, 1998 and 1997, was $527,000 and $483,000, respectively. Aggregate minimum rental income for fiscal 1998 and 1997 was $131,000 and $123,000, respectively. Aggregate minimum rental income for the remaining lease period will be $138,000 and $81,000 in 1999 and 2000, respectively. The net book values of these assets are less than the estimated net realizable value based on a market survey received from an independent third party.

7. INTANGIBLE ASSETS
Intangible assets consist of the following:

                                      -----------------------------
                                        1998                  1997
                                      -----------------------------
                                              (In thousands)
Patents . . . . . . . . . . . . . .   $   895                $  873
Covenants not to compete. . . . . .     2,980                 2,980
Goodwill  . . . . . . . . . . . . .     8,204                 4,447
Trademarks  . . . . . . . . . . . .       920                   920
Other . . . . . . . . . . . . . . .       398                   386
                                      -----------------------------
                                       13,397                 9,606

Less accumulated amortization . . .     2,692                 2,012
                                      -----------------------------
                                      $10,705                $7,594
                                      =============================

The fiscal 1998 increase in goodwill included $2,589,000 from the EME acquisition (see Note 2 for additional information about the acquisition) and $1,168,000 from the payment of additional

SL INDUSTRIES, INC.


purchase price as required by the May 1, 1995 Asset Purchase Agreement between the Company and Teal Electronics Corporation. The Agreement includes a provision to pay additional purchase price equal to 50% of the annual net profits of the acquired business in excess of $1,100,000 for each of the five twelve-month periods beginning May 1, 1995.





8. DEBT
Debt consists of the following:

                                                   ---------------------
                                                     1998          1997
                                                   ---------------------
                                                       (In thousands)
Note payable . . . . . . . . . . . . .             $   557         $  -
Mortgage payable. . . . . . . . . . . .                465            -
Revolving lines of credit . . . . . . .             12,926          700
Industrial revenue bonds, repaid in
  fiscal 1998 . . . . . . . . . . . . .                  -          133
Other . . . . . . . . . . . . . . . . .                 62            -
                                                   --------------------
                                                    14,010          833
Less portion due within one year . . .                 727          133
                                                   --------------------
                                                   $13,283         $700
                                                   ====================

The Company's German subsidiary has a note payable at an interest rate of 4.5% that is due within 15 days of borrowing, unless extended and a mortgage payable on a building addition, which has a fixed interest rate of 4.75% and requires principal repayment through 2002.

On July 21, 1998, the Company amended its $25,000,000 revolving credit agreement with its participating banks, which now expires on October 31, 2001. Under the terms of this agreement, the Company can borrow for acquisitions, working capital and, for other purposes, at either a "CD or LIBOR rate," as defined, or prime interest rate. The agreement contains limitations on borrowings and requires maintenance of specified ratios, the most restrictive of which is the ratio of total funded debt plus standby letters of credit to earnings before interest, taxes, depreciation and amortization. At July 31, 1998, the Company is in compliance with the above covenants. In lieu of compensating balances, the Company pays commitment fees as defined under the agreement. The Company's German subsidiary also has $4,785,000 in lines of credit with its banks. Under the terms of its lines of credit, the subsidiary can borrow for any purpose at interest rates of 5.35% to 7%. No financial covenants are required.

Under the terms of the industrial revenue bond installment loan agreements, interest was payable quarterly on the outstanding principal at 65% of the prevailing prime rate, adjusted monthly. Generally the banks had the right and option to call each loan, at specified dates, if certain levels of shareholders' equity, as defined, were not maintained.

Principal maturities of long-term debt payable over the next five years are $113,000 in 2000, $11,919,000 in 2001, $125,000 in 2002 and zero in 2003 and
2004.



9. RETIREMENT PLANS AND DEFERRED COMPENSATION
The Company maintains two noncontributory defined contribution pension plans covering substantially all employees. The Company's aviation igniter subsidiary also had a noncontributory defined contribution plan covering all its employees. The Company's contribution to its plans is based on a percentage of employee elective contributions and, in one plan, calendar year gross wages, as defined. The power conditioner subsidiary's contribution to its plan is based on a percentage of employee elective contributions. The aviation igniter subsidiary's contribution to its plan was based on a percentage of salary, as defined in the plan. Costs accrued under the plans for fiscal 1998, 1997 and 1996 amounted to approximately $671,000, $531,000 and $508,000, respectively. It is the Company's policy to fund its accrued retirement income costs.

In addition, the Company makes contributions, based on rates per hour, as specified in two union agreements, to two union administered defined benefit multi-employer pension plans. Contributions to these plans amounted to $64,000, $55,000 and $52,000 in 1998, 1997 and 1996, respectively. Under the
Multi-employer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multi-employer plan for its proportionate share of the plan's unfunded vested benefits liability. The Company's share of the unfunded vested benefits liabilities of the union plans to which it contributes is not material.

The Company has agreements with certain active and retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates of 6%, 8%, 10% and 12%. The amount charged to income in connection with these agreements amounted to $456,000, $491,000 and $398,000 in 1998, 1997 and 1996, respectively.

In addition, the Company has agreements with certain active officers and key employees providing for deferred compensation benefits. Benefits to be provided to each participant are stated in separate elective salary deferral agreements. The amount charged to income in connection with these agreements amounted to $702,000, $451,000 and $465,000 in 1998, 1997 and 1996, respectively.

The Company is the owner and beneficiary of insurance policies on the lives of a majority of the participants having a deferred compensation or supplemental retirement agreement. At July 31, 1998, the aggregate death benefit totaled $17,048,000 with the corresponding cash surrender value totaling $8,657,000. At July 31, 1998, certain agreements may restrict the Company from utilizing cash surrender value totaling $1,958,000 for purposes other than satisfaction of the specific underlying deferred compensation agreements, if benefits are not paid by the Company. The Company nets the dividends realized from the insurance policies with premium expense. Net amounts included in income in connection with the policies amounted to $261,000, $257,000 and $337,000 in 1998, 1997 and 1996,
respectively.



10. COMMITMENTS AND CONTINGENCIES
For the fiscal years ended July 31, 1998, 1997 and 1996, rental expense applicable to continuing operations aggregated $1,701,000, $1,602,000 and $2,000,000, respectively. These expenses are primarily for facilities and vehicles. The minimum rental commitments as of July 31, 1998, are as follows:

(In thousands)
1999 . . . . . . .                  $1,855      2002 . . . . . . .           982
2000 . . . . . . .                   1,331      2003 . . . . . . .           394
2001 . . . . . . .                   1,157      Thereafter . . . .            47
                                                                          ------
                                                                          $5,766
                                                                          ======

At July 31, 1998, the Company was contingently liable for $1,077,000, under outstanding letters of credit issued primarily for inventory purchases from foreign suppliers and settlement of a civil lawsuit.

SL INDUSTRIES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In the ordinary course of its business, the Company is subject to loss contingencies pursuant to foreign and domestic federal, state and local governmental laws and regulations and is also party to certain legal actions, most frequently complaints by terminated employees. It is management's opinion that the impact of these legal actions will not have a material affect on the consolidated financial position or results of operations of the Company.

Loss contingencies include potential obligations to investigate and eliminate or mitigate the affects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites under these laws and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed by the Company and its independent engineering consulting firm to date, management has provided an estimated accrual for all known costs believed to be probable. However, it is in the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and stricter standards, the unknown magnitude of defense and cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other responsible parties, and the extent, if any, to which such costs are recoverable from other parties or from insurance. Although these contingencies could result in additional expenses or judgments, or off-sets thereto, at present such expenses or judgments are not expected to have a material affect on the Company's consolidated financial position or results of operations.

In the fourth quarter of fiscal year 1990, the Company made a provision of $3,500,000 to cover various such environmental costs for six locations, based upon estimates prepared at that time by the independent engineering consulting firm. In fiscal 1991 and 1996, the Company made additional provisions of $480,000 and $900,000, respectively, based upon new estimates. The fiscal 1996 provision was necessary since, during the latter part of fiscal 1995, the New Jersey Department of Environmental Protection required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation had been underway. Based on the results of that investigation, which were received in fiscal 1996, the Company determined that additional remediation costs of approximately $1,000,000 were probable. From fiscal 1993 through 1998, the Company incurred environmental related capital expenditures of approximately $416,000.

The Company filed claims with its insurers seeking reimbursement for many of these costs, and received $900,000 from one insurer during fiscal year 1996 and a commitment to pay 15% of the environmental costs associated with one location up to an aggregate of $300,000. During fiscal 1997, the Company received $1,500,000 from three additional insurers and from two of those insurers, commitments to pay 15% and 20% of the environmental costs associated with the same location up to an aggregate of $150,000 and $400,000, respectively. In addition, the Company will receive $100,000 during fiscal years 1999, 2000 and 2001, as stipulated in the settlement agreement negotiated with one of the three insurers. At July 31, 1998 and 1997, the remaining environmental accrual was $678,000 and $1,075,000, respectively, of which $250,000 and $400,000, respectively, have been included in "Accrued Liabilities" and $428,000 and $675,000, respectively, in "Other Liabilities" in the accompanying consolidated balance sheets.

11. STOCK OPTIONS AND CAPITAL STOCK
At the Company's 1993 Annual Meeting, the shareholders approved a Nonemployee Director Nonqualified Stock Option Plan (the "Director Plan"), which was effective June 1, 1993. The Director Plan provides for the granting of nonqualified options to purchase up to 250,000 shares of the Company's Common Stock to nonemployee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees, when elected. The Director Plan enables the Company to grant options, with an exercise price per share not less than fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the Director Plan expires no later than ten years from date of grant and no options can be granted under the Director Plan after its May 31, 2003, expiration date. Information for the years 1996, 1997 and 1998 with respect to the Director Plan is as follows:

                                            ---------------------------------------
                                                 Shares        Option Price
                                            ---------------------------------------
                                            (In thousands, except for option price)
Outstanding and exercisable
  at August 1, 1995 . . . . . . . . .             51         $3.5625 to $5.125
Granted . . . . . . . . . . . . . . .             39         $5.6875 to $10.50
Exercised . . . . . . . . . . . . . .            (14)        $3.5625 to $5.125
Outstanding and exercisable
  at July 31, 1996. . . . . . . . . .             76         $3.5625 to $10.50
Granted . . . . . . . . . . . . . . .             27         $7.1875 to $9.6875
Outstanding and exercisable
  at July 31, 1997. . . . . . . . . .            103         $3.5625 to $10.50
Granted . . . . . . . . . . . . . . .             22        $10.1875 to $14.625
Exercised . . . . . . . . . . . . . .            (71)        $3.5625 to $12.0313
OUTSTANDING AND EXERCISABLE
  AT JULY 31, 1998. . . . . . . . . .             54         $3.5625 TO $14.625

As of July 31, 1998, 1997 and 1996, the number of shares available for grant were 110,000, 133,000 and 160,000, respectively.

At the Company's 1991 Annual Meeting, the shareholders approved the adoption of a Long Term Incentive Plan (the "1991 Plan") which provides for the granting of options to officers and key employees of the Company to purchase up to 500,000 shares of the Company's Common Stock. At the 1995 Annual Meeting, the shareholders approved an amendment to increase the number of shares subject

SL INDUSTRIES, INC.

to options under the 1991 Plan from 500,000 to 922,650. The 1991 Plan enables the Company to grant either nonqualified options, with an exercise price per share established by the Board's Compensation Committee, or incentive stock options, with an exercise price per share not less than the fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the 1991 Plan expires no later than ten years from date of grant and no options can be granted under the 1991 Plan after its September 25, 2001, expiration date. Information for the years 1996, 1997 and 1998 with respect to the 1991 Plan is as follows:

                                          ---------------------------------------
                                                Shares       Option Price
                                          ---------------------------------------
                                          (In thousands, except for option price)
Outstanding and exercisable
     at August 1, 1995 . . . . . . . . .          301       $3.25 to $4.50
Granted . . . . . . . . . . . . . . .              83           $6.875
Exercised . . . . . . . . . . . . . .             (95)      $3.25 to $6.875
Cancelled . . . . . . . . . . . . . .              (2)      $3.25 to $6.875
Outstanding at July 31, 1996. . . . .             287       $3.25 to $6.875
Granted . . . . . . . . . . . . . . .             133       $7.25 to $9.375
Exercised . . . . . . . . . . . . . .             (59)      $3.25 to $9.375
Cancelled . . . . . . . . . . . . . .             (13)      $3.25 to $9.375
Outstanding at July 31, 1997. . . . .             348       $3.25 to $9.375
Granted . . . . . . . . . . . . . . .             189     $11.00 to $14.5625
Exercised . . . . . . . . . . . . . .             (90)      $3.25 to $11.00
Cancelled . . . . . . . . . . . . . .             (25)      $4.25 to $11.00
OUTSTANDING AT JULY 31, 1998. . . . .             422      $3.25 TO $14.5625

The number of shares exercisable at July 31, 1998 and 1997, were 244,000 and 259,000, respectively. As of July 31, 1998, 1997, and 1996 the number of shares available for grant were 217,000, 381,000, and 501,000, respectively.

The Company's 1981 Incentive Stock Option Plan for officers and employees expired on July 31, 1991. The Plan provided that option prices were equivalent to 100% of market value at date of grant. All options granted under the Plan were exercisable three years from date of grant and expired five years after date of grant. Information for the year 1996 with respect to the Plan is as follows:

                                             ---------------------------------------
                                                Shares       Option Price
                                             ---------------------------------------
                                             (In thousands, except for option price)
Outstanding at August 1, 1995 . . . .              17                   $5.90
Exercised . . . . . . . . . . . . . .              (1)                  $5.90
Expired . . . . . . . . . . . . . . .             (16)                  $5.90
Outstanding at July 31, 1996  . . . .               0

During fiscal 1991, the Board of Directors approved the granting of nonqualified stock options to purchase 110,000 shares at an option price of $4.13, and 15,000 shares at an option price of $ 5.25 to the Chief Executive Officer of the Company and a subsidiary president, respectively. The option for 15,000 shares was exercised during fiscal 1996. In fiscal 1992, an option to purchase 50,000 shares was granted to another officer of the Company at an option price of $3.25 and was exercisable at July 31, 1998, with an expiration date of November 30, 1998. Options for 25,100 shares were exercised during fiscal 1998. In fiscal 1996, an option to purchase 50,000 shares was granted to a subsidiary officer at an option price of $8.375 and was exercisable 20% at July 31, 1997, and 50%, 20% and 10% on or after October 13, 1997, April 13, 1998, and April 13, 1999, respectively, with no expiration date, except in the event of termination, disability or death provided that the subsidiary officer has been employed through such date. Options for 8,000 shares were exercised during fiscal 1998. The remaining options are exercisable at any time after the date of grant with no expiration date, except in the event of termination, disability or death. All of the option prices are equivalent to 100% of market value at date of grant.

The Company applies Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per common share would have been reduced in 1998 and 1997 as follows:

                                                     -----------------------------
                                                            1998             1997
                                                     -----------------------------
Net income - as reported . . . . . . . . . . . .      $5,313,000       $7,815,000
Net income - pro forma . . . . . . . . . . . . .      $4,908,000       $7,617,000

Diluted net income per common share -
  as reported  . . . . . . . . . . . . . . . . .            $.90            $1.30
Diluted net income per common share -
  pro forma  . . . . . . . . . . . . . . . . . .            $.83            $1.27

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                      -----------------------------
                                                             1998           1997
                                                      -----------------------------
Expected dividend yield. . . . . . . . . . . . .             .61%           .98%
Expected stock price volatility. . . . . . . . .             32.7%          31.0%
Risk-free interest rate. . . . . . . . . . . . .             6.1%           6.7%
Expected life of option. . . . . . . . . . . . .            7 YEARS        7 years

Transactions from August 1, 1995 through July 31, 1998, under the above plans were as follows:


                         -------------------------------------------------------------------------------------
                                                                                                 Weighted
                                                                                                Average Life
                          Number of Shares      Option Price                 Weighted            Remaining
                           (In thousands)         per Share               Average Price           (Years)
                         -------------------------------------------------------------------------------------
Options at
 August 1, 1995 . .          545                  $3.25 to $5.90              $3.76                 7.53
Granted . . . . . .          172                 $5.6875 to $10.50            $7.48
Exercised . . . . .         (126)                 $3.25 to $5.90              $3.87
Expired . . . . . .          (16)                      $5.90                  $5.90
Cancelled . . . . .           (2)                 $3.25 to $6.875             $5.27
Outstanding at
 July 31, 1996. . .          573                  $3.25 to $10.50             $4.87                 7.18
Granted . . . . . .          160                $7.1875 to $9.6875            $8.84
Exercised . . . . .          (59)                 $3.25 to $9.375             $4.69
Cancelled . . . . .          (13)                 $3.25 to $9.375             $7.26
Outstanding at
 July 31, 1997. . .          661                  $3.25 to $10.50             $5.78                 6.83
Granted . . . . . .          211                $10.1875 to $14.625           $11.95
Exercised . . . . .         (194)                $3.25 to $12.0313            $5.75
Cancelled . . . . .          (25)                 $4.25 to $11.00             $8.65
OUTSTANDING AT
 JULY 31, 1998. . .          653                 $3.25 TO $14.625             $7.67                 6.73

EXERCISABLE AT
 JULY 31, 1998. . .          470                 $3.25 TO $14.625             $6.29

SL INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table segregates the outstanding options at July 31, 1998, into three ranges:


       ----------------------------------------------------------------------------
                                                                         Weighted
              Options               Range of Option       Weighted     Average Life
             Outstanding                Prices             Average      Remaining
            (In thousands)            per Share             Price        (Years)
       ----------------------------------------------------------------------------
                223                 $3.25 to $4.125         $3.75          3.69
                229                $4.1875 to $9.375        $7.69          7.43
                201               $9.6875 to $14.625       $12.00          9.31
                ---
                653
                ===


12. CASH FLOW INFORMATION
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments, purchased with an original maturity of three months or less, to be cash equivalents.

In accordance with Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, cash flows from EME's operations are calculated based on their reporting currencies. As a result, amounts related to assets and liabilities reported on the consolidated cash flows will not necessarily agree with the translation adjustment recorded on the consolidated balance sheet. The effect of exchange rate changes on cash balances held in foreign currencies is reported on a separate line in the statement of cash flows.

Supplemental disclosures of cash flow information:

                                    -------------------------------
                                     1998       1997         1996
                                    -------------------------------
                                           (In thousands)
Interest paid . . . . . . . . .       $368       $735        $1,158
Income taxes paid . . . . . . .     $2,225     $6,431        $3,312


Non-cash investing and financing activities:

During fiscal 1996, the Company received a $2,300,000 note as part of the consideration for a sale of property, plant and equipment.

During fiscal 1998, the Company acquired all of the capital stock of EME for $9,500,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired . . . . . .       $15,729,000
Cash paid for the capital stock . . . . .       $ 9,500,000
Liabilities assumed . . . . . . . . . . .       $ 6,229,000





13. INDUSTRY SEGMENTS
The Company's operations are conducted through domestic and foreign subsidiaries. During fiscal 1997 and 1996 sales between segments were not material. No single customer accounts for more than 10% of consolidated sales nor are export sales material thereto.



                                       -----------------------------------------------------
                                               1998              1997(1)             1996(1)
                                       -----------------------------------------------------
                                                            (In thousands)
NET SALES
Power and data quality . . . . .           $118,212            $107,198            $103,582
Specialty products . . . . . . .                  -               8,489              13,731
                                       -----------------------------------------------------
Consolidated . . . . . . . . . .           $118,212            $115,687            $117,313
                                       ====================================================

OPERATING INCOME
Power and data quality . . . . .            $12,112             $ 9,679             $ 9,216
Specialty products . . . . . . .                  -                 569                 297
Corporate. . . . . . . . . . . .             (3,332)             (2,993)             (3,154)
                                       -----------------------------------------------------
  Total. . . . . . . . . . . . .              8,780               7,255               6,359
Gain on disposition. . . . . . .                  -               5,888                   -
Interest income. . . . . . . . .                214                 301                 159
Interest expense . . . . . . . .               (427)               (680)             (1,123)
                                       -----------------------------------------------------
Consolidated income
    before income taxes. . . . .            $ 8,567             $12,764             $ 5,395
                                       ====================================================


IDENTIFIABLE ASSETS
Power and data quality . . . . .            $62,569             $48,634             $41,863
Specialty products . . . . . . .              2,253               2,366               5,711
                                       -----------------------------------------------------
Consolidated segment totals. . .             64,822              51,000              47,574
Corporate. . . . . . . . . . . .             16,093              15,804              16,601
                                       -----------------------------------------------------
Consolidated assets. . . . . . .            $80,915             $66,804             $64,175
                                       ====================================================


CAPITAL EXPENDITURES (2)
Power and data quality . . . . .             $2,545              $2,002              $1,917
Specialty products . . . . . . .                  -                  50                 168
Corporate. . . . . . . . . . . .                211                  45                 134
                                       ----------------------------------------------------
Total. . . . . . . . . . . . . .             $2,756              $2,097              $2,219
                                       ====================================================

DEPRECIATION AND AMORTIZATION
Power and data quality . . . . .             $2,853              $2,396              $2,097
Specialty products . . . . . . .                  -                 179                 313
Corporate. . . . . . . . . . . .                190                 125                 174
                                       ----------------------------------------------------
Total. . . . . . . . . . . . . .             $3,043              $2,700              $2,584
                                       ====================================================



(1) Reclassified to conform with current year's presentation.
(2) Excludes assets acquired in business combinations.

SL INDUSTRIES, INC.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SL INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheets of SL Industries, Inc. and subsidiaries as of July 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SL Industries, Inc. and subsidiaries as of July 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1998, in conformity with generally accepted accounting principles.



Arthur Andersen LLP

/s/ARTHUR ANDERSEN LLP
----------------------
Philadelphia, PA
September 10, 1998

S/L INDUSTRIES, INC.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)




                            ---------------------------------------------------------------------------------------------
                                                                      Quarter Ended
                            ---------------------------------------------------------------------------------------------
                                     October 31,          January 31,             April 30,                 July 31,
                            ---------------------------------------------------------------------------------------------
                                 1997      1996        1998        1997       1998        1997 (1)      1998        1997
                            ---------------------------------------------------------------------------------------------
                                                                 (In thousands, except per share data)
Net sales ..................    $29,455   $27,844    $28,559     $29,253    $29,340      $29,773      $30,858     $28,817
Gross margin................    $10,491   $ 9,665    $10,096     $10,069    $10,635      $10,085      $10,981     $10,517
Income before income taxes..    $ 1,893   $ 1,416    $ 2,023     $ 1,619    $ 2,249      $ 7,526      $ 2,402     $ 2,203
Net income..................    $ 1,182     $ 880    $ 1,225     $   964    $ 1,405      $ 4,572      $ 1,501     $ 1,399
Diluted net income per
common share................    $  0.20   $  0.15    $  0.21     $  0.16    $  0.24      $  0.76      $  0.25     $  0.23



(1) Includes pre-tax gain, net of severance, facility closing, legal and other costs, on disposition of subsidiary of $5,888,000, increasing net income by $3,556,000, or $.59 per common share. See Note 2 to consolidated financial statements.






24