Form 10-K405, Exhibit 13
period 1999-07-31
SL INDUSTRIES INC
filed 1999-10-28
CIK 89270

                                                                      Exhibit 13



       [Plane Graphic]

EME designs and manufactures
the Pedal Position Sensor Unit,
which provides quadruplex
signals proportional to the
displacement of the rudder
mechanism to the fully digital
Flight Control System. This
equipment is integrated into the
cockpit of the Eurofighter
(Typhoon).


  [Medical Equipment Graphic]

Teal provides power quality
solutions to applications where
clean power isn't just desirable,
it's a necessity. Teal power
conditioning units are
incorporated in a broad range of
medical imaging equipment,
which require reliable power for
accurate results.


FOR AEROSPACE CONTRACTORS:
THE POWER OF PRECISION

SL Industries is a manufacturer of a wide variety of aerospace equipment, including the power actuators, pressure and temperature switches and wiring harnesses used throughout modern military and commercial aircraft.

   Eurofighter GmbH, a customer of our Elektro-Metall Export subsidiary based in Ingolstadt, Germany, offers a case in point. Designed as an air superiority fighter, hundreds of Eurofighter Typhoons will help fill the air defense requirements of the United Kingdom, Germany, Spain, and Italy, home countries of the principal constructors.

   The requirements for a 21st century air superiority fighter are incredibly complex. Low cost, low weight, and ease of maintenance, while all critical, cannot compromise combat performance. Moreover, with the pilot fully occupied during combat, the airplane must rely on a heavily computerized flight control system.

   Working closely with DaimlerChrysler Aerospace, the prime contractor for the fully digital flight control system, EME designed and manufactured the pedal position sensor unit that is now being fitted in Typhoon cockpits. In fact, earlier this year, EME's pedal position sensor unit was shipped to British Aerospace for installation in the very first production aircraft: Eurofighter Typhoon IPA 001.

   Low cost, low maintenance, digital control, and flawless performance. At Mach 2, nothing less will do.


FOR CRITICAL APPLICATIONS:
THE POWER OF TOTAL SUPPORT

Manufacturers of semiconductor automatic test equipment and manufacturers of medical imaging equipment may not have much else in common, but they both rely on Teal Electronics for power that is free of electrical noise, impulses, and grounding problems.

   It's hardly surprising. For both customer groups, clean, controlled power is essential. For computer chipmakers, just one surge can destroy a half million dollar's worth of product. And without properly conditioned front end power, sophisticated medical imaging equipment may not function at all, disrupting patient care and, of course, the revenue stream of health care providers.

   Through our Teal subsidiary, SL Industries has gained a dominant share in both markets. Attitude is a prime reason. For these key customers, Teal isn't just a supplier, it's an extension of these customers' engineering departments.

   SL Industries makes it its business to understand the customer's products and product applications in depth. Teal exemplifies the point well. Every Teal product is a custom product, of course, but the stamp of individuality goes deeper. Teal involves the customer throughout the design process, using a library of design tools that include on-line computer modeling and virtual prototyping. Quick samples and quick designs mean faster tooling for customers and quicker market entry.

   Understanding customers' needs eliminates customer headaches, too. Examples: easily re-tappable transformers let our products function worldwide, despite variations in line voltages from country to country. For medical imaging applications, our products are plug-in simple. We call it "site preparation in a box."

   Customers call it total support.

       [Charge System Graphic]

The RFL 9300 Charge Comparison System
is a completely digital, fully-integrated relay/communications terminal, suitable for high-speed protective relaying of overhead or underground high-voltage transmission lines.


          [Computer Graphic]

SL Industries' Investment in Kreiss
Johnson Technologies brings
our customers powerful artificial
intelligence software to
automatically analyze power
quality metering data and deliver
real time reporting via the
Internet.


FOR ELECTRIC UTILITIES:
ADDED EFFICIENCY, ADDED POWER

The electric utility industry remains well managed and financially healthy, but much has changed since passage of the 1992 Energy Act. That Act brought deregulation of power generation and change throughout the industry. Excess electric generation and transmission capacity that had stood at some 20% among the nation's utilities fell to less than 10%. For some utilities, the available capacity is too low for the electricity demand. Still, home building continues, suburbs sprawl farther and farther and electricity requirements increase.

   Without added generating capacity and new transmission lines, trouble seems inevitable. But, adding capacity and securing rights of way takes time and money, both of which are in short supply in a deregulated industry, which is why more and more utilities are turning to SL Industries for help.

   Our RFL subsidiary makes sophisticated communication systems that allow electric utilities to manage their high-voltage power lines more efficiently. That increased efficiency comes from products that sense fault conditions. The signals, sent to a control center, allow the utility to drop load or move it to another transmission line. In effect, that communication technology gives utilities more net capacity.

   Here's a case that illustrates the point: The customer base of a utility in the Western U.S. was expanding so fast, it was just months away from running out of capacity on parts of its power transmission and distribution grid. The utility customer asked RFL to design a protective relay and communication system that would revitalize their transmission and substation grid. One more thing - they wanted the system up and running in just 45 days, about one-third the usual time. RFL said yes. After six weeks of side-by-side work with the customer's engineering staff, RFL developed and installed a system for multiple substations covering several miles of transmission lines.

   The utility never lost a customer. In fact, the new RFL system means the utility will be able to manage the demand on this part of the grid for several years. For RFL, its reputation is earned by performance.

FOR POWER PRODUCERS AND CONSUMERS:
POWERFUL INTERNET SOFTWARE

In an industry oriented toward hardware, Kreiss Johnson stands out. It is one of the few power and data quality companies that specialize in information technology. It's a powerful distinction.

   For utilities and industrial power consumers, data collection and monitoring devices are nothing new. But, until now, analysis of that data took expertise and personnel few had on staff, so the usefulness of these devices was limited. Kreiss Johnson is changing that with revolutionary software.

   For the first time, a single software program is able to collect data from virtually any monitoring device, use artificial intelligence to process that data, and automatically generate analytical reports. These reports are then fed to customers over the Internet. If and when trouble brews, the software will automatically page key personnel, who can then log on to a website, get the analysis and take action. Appropriately enough, the program is called OPEN because of its open architecture, that is, its ability to interface with monitoring devices from various manufacturers.

   OPEN is winning friends fast. One municipal utility - the City of Lakeland, Florida - is using OPEN to offer automated power monitoring services to their industrial customers. The process gives customers timely, clear information on power quality and energy demand profiles. It gives the Lakeland utility a selling and service edge in an increasingly competitive energy market.

   As Kreiss Johnson is proving, Internet information is power. And so is partnership.

                                                             SL Industries, Inc.
--------------------------------------------------------------------------------

       [Power Supplies Graphic]

Condor provides its customers with
state of the art technology. Its new
line of power supplies (top photo),
which incorporates a patent pending
technology, will increase power
efficiencies from 75% to 90% to allow
greater power density. Another new
product line (bottom photo) provides
up to 110 watts of power in a footprint
no larger than 3.75" x 6.3".


        [Blower Assembly Graphic]

SL-MTI's blower assemblies, which
are used in Armored Personnel Carriers,
consist of an Integrated Brushless
DC Motor/Controller and Impeller
assemblies.


       ...powerful...

FOR POWER SUPPLY APPLICATIONS:
A FULL RANGE OF OPTIONS

What does today's power supply customer want? If any one word answer would suffice, it might be "choice." The market for power supplies expanded markedly in the 90's, driven in part by mushrooming telecom, datacom and medical applications. But while the market has expanded, so have the demands of original equipment manufacturers for fewer vendors and a preferred purchasing regimen. Today, that preferred power supply vendor is likely to be one that can deliver a full product range, at competitive prices, rather than just a niche product or two.

   A full product range means just that: micro-power units, up to 25 watts; low power units, up to 150 watts; mid-power units, up to 500 watts, and high power units, with outputs from 500 watts to kilowatts. Beyond that, a complete product range will also likely include the latest in sophistication: distributed power supplies that put tiny power supply units immediately adjacent to the integrated circuits they power. The benefit: with inches less to travel, electrons take less time to move, thus supporting the latest hyper computing speeds.

   Thanks to extensive internal product development, supplier managed inventory programs and value-added capability at our Condor subsidiary, coupled with this year's acquisition of Todd Products, SL has enhanced its position as a leading supplier of AC/DC and DC/DC power supplies - a full range of power supplies, we might add, with the Todd product range adding significant capabilities in larger power supplies. Additionally, the integration of Todd with Condor means an expanded market presence in telecom and datacom manufacturers, in addition to strengthening our position in medical, instrumentation and industrial markets, traditional Condor strong points.

   The net result: more products, more expertise and more choice for customers.

FOR MOTIVE POWER APPLICATIONS:
POWER OF QUALITY

SL Industries is a leading designer of high quality brushless DC motors and motor controls used in myriad applications throughout industry, from aerospace to machine tools.

   Manufactured through our SL-MTI subsidiary, these motors excel in virtually every performance parameter. They pack more power per pound than competitive motors, and they have the highest torque to size ratio in the industry. They're brushless, cutting maintenance cost. They have ultra sophisticated motion control capabilities. And of course they can be built in a wide range of sizes and outputs to match customer needs precisely.

   One SL customer, a U.S. manufacturer's Canadian defense division, recently came to SL with a problem. As a prime military contractor for a light artillery vehicle, they found that two DC blower motors - one for engine cooling, the other for air conditioning -

[IPC-12 Graphic]


This year the Niles IPC-12 Power Management System, designed and built by SL Waber, was awarded the 1999 Consumer Electronic Show Innovations Design and Engineering Award. SL Waber manufactures a full line of Power Management Systems, which provide power protection and noise filtration for home theaters.

[Tank Graphic]

solutions.


currently used in the armored vehicle were not meeting the customer's needs. Neither motor met the Canadian Army's rigid environmental performance or EMI specifications.

   SL responded with an engineering team that took ownership of the problem. After analyzing the existing designs, they pinpointed the current assemblies' deficiencies and set about making design modifications. The catch, and there always seems to be one in remedial situations like this, was time. The prime contractor needed the newly designed blower assemblies to be coming off the production line in some 120 days. Thanks to the engineering team at SL-MTI, they were. The final product - a high performance brushless DC motor, controller, EMI filter, and a large shaft-mounted impeller was delivered, on time, within specification, and on budget.

FOR OEMS:
THE POWER OF PROTECTION

The silicon chip revolution has changed everything, from the way kids play games to the way the world does business. E-mail. E-commerce. The Web. The personal computer has an Achilles heel, however: the risk of power surges and power outages. Too much wattage, or not enough, and hardware can be ruined or data may disappear. That risk presents opportunity for SL Industries. As a major manufacturer of surge suppressors and uninterruptible power supplies (UPS), our SL Waber subsidiary sells the kind of insurance the PC revolution needs to keep on turning.

   In years past, surge protection may have been an afterthought, a secondary appendage of chip-dependent electronic devices. Today, more and more original equipment manufacturers are building surge suppression into their equipment directly or offering surge suppression devices as part of their own brand's product portfolio.

   In either case, OEMs find a willing and able partner in SL Industries. We make a full range of surge suppression devices such as wall taps and power strips, fully adaptable to meet specific customer requirements. As an example, we recently reached an arrangement with a leading supplier of home theater equipment to develop an entire product line of protection devices - including protection circuitry for DSS and HDTV signals - for their video and home theater products.

   SL Waber's products are also sold to consumers for use in the home and office. Consumer products include multiple outlet strips, surge suppression devices such as wall taps and power strips, and battery back-up power supplies.

   With data now as precious as hardware, uninterruptible power supplies are rapidly approaching indispensable status. No one wants to risk losing data because of a utility line hiccup. We couldn't agree more. Our product range includes UPS units that can protect entire networks, both servers and workstations, from data loss in the event of a power outage. In fact, we're using that technology to produce a very cost-effective desktop UPS for a leading PC manufacturer.

   Chalk up these and other 1999 successes to the power of partnership. At SL Industries, we think that's something worth protecting.

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                1999          1998          1997          1996         1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               (In thousands, except per share data)
SUMMARY OF OPERATIONS
Net sales                                                         $125,128      $118,212      $115,687      $117,313      $91,125

Net income (1)                                                      $5,406        $5,313        $7,815        $3,498       $3,677

Diluted net income per common share (1) (2)                           $.92          $.90         $1.30          $.59         $.62

Shares used in computing diluted net income per common share (2)     5,876         5,897         6,021         5,950        5,940

Cash dividend per common share                                        $.09          $.08          $.07             $.06       $.06

YEAR-END FINANCIAL POSITION
Working capital                                                    $24,812       $21,344       $17,399       $20,765      $21,929
Current ratio                                                          1.9           2.1           1.8           2.3          2.5
Total assets                                                      $112,686       $80,915       $66,804       $64,175      $62,156
Long-term debt                                                     $31,984       $13,283          $700       $13,186      $17,373
Shareholders' equity                                               $42,842       $38,345       $36,492       $28,680      $24,930
Book value per share                                                 $7.61         $6.84         $6.27         $4.98        $4.43

OTHER
Capital expenditures (3)                                            $2,688        $2,756        $2,097        $2,219       $1,736
Depreciation and amortization                                       $3,881        $3,043        $2,700        $2,584       $2,108
                                                                  =================================================================

(1) Fiscal 1997 includes pre-tax gain, net of severance, facility closing, legal and other costs, on disposition of subsidiary of $5,888,000, increasing net income by $3,556,000, or $.59 per common share. Fiscal 1995 includes pre-tax gain, net of severance, legal and other costs, on disposition of subsidiary of $818,000, increasing net income by $1,100,000, or $.19 per common share.

(2) The effect of outstanding dilutive stock options is not material for fiscal 1995 and is not included in the calculation for this year.

(3)    Excludes assets acquired in business combinations.

                                                             SL Industries, Inc.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1999, the net cash provided by operating activities was $4,294,000, as compared to $6,621,000 and $3,266,000 provided in fiscal 1998 and
1997, respectively. The fiscal 1999 decrease, as compared to fiscal 1998, resulted primarily from increased inventories and federal and state income tax payments, offset, in part, by increased accounts payable. The fiscal 1998 increase, as compared to fiscal 1997, resulted primarily from increased income from operations and decreased receivables and inventories, offset, in part, by decreased accounts payable and accrued liabilities. During fiscal 1999, the net cash used in investing activities of $20,818,000 was primarily related to the acquisition of all the issued and outstanding common shares of RFL Electronics Inc. ("RFL"), the acquisition of certain net operating assets of Todd Products Corporation and Todd Power Corporation (together "Todd Products") and capital expenditures, offset, in part, by the proceeds received from the sale of land and buildings leased to a third party. During fiscal 1998, the net cash used in investing activities of $13,634,000 was primarily related to the acquisition of all of the issued and outstanding common shares of Elektro-Metall Export GmbH ("EME") and capital expenditures. During fiscal 1997, the net cash provided by investing activities of $9,399,000 was primarily related to the sale of substantially all of the assets of SL Auburn, Inc. ("Auburn"), offset, in part, by capital expenditures. During fiscal 1999, the net cash provided by financing activities of $16,543,000 was primarily related to the use of the Company's revolving line of credit for the RFL and Todd Products acquisitions. During fiscal 1998, the net cash provided by financing activities of $7,000,000 was primarily related to the use of the Company's revolving line of credit for the EME acquisition, offset, in part, by the purchase of 375,500 shares of the Company's common stock. During fiscal 1997, the net cash used in financing activities of $12,665,000 was primarily related to payments made to reduce the Company's long-term debt obligation.

     The Company's current ratio was 1.9 to 1 at July 31, 1999, 2.1 to 1 at July 31, 1998, and 1.8 to 1 at July 31, 1997. The fiscal 1999 decrease, as compared to fiscal 1998, resulted from a 45% increase in current liabilities, as compared to a 30% increase in current assets. The increase in current liabilities and current assets resulted primarily from the acquisitions of RFL and Todd Products. The fiscal 1998 increase, as compared to fiscal 1997, resulted from a 7% increase in current assets and a 5% decrease in current liabilities. The increase in current assets resulted primarily from the addition of inventories at EME. The decrease in current liabilities resulted primarily from the payment of vendor invoices, offset, in part, by the addition of liabilities at EME.

     As a percentage of total capitalization, consisting of debt and shareholders' equity, total borrowings by the Company were 44% at July 31, 1999, 27% at July 31, 1998, and 2% at July 31, 1997. The fiscal 1999 increase in total borrowings, as compared to fiscal 1998, was primarily a result of the Company's use of its revolving line of credit to purchase all of the issued and outstanding shares of RFL and the net operating assets of Todd Products. The fiscal 1998 increase in total borrowings, as compared to fiscal 1997, was primarily a result of the Company's use of its revolving line of credit to purchase all of the issued and outstanding common shares of EME and 375,500 shares of the Company's common stock. On July 21, 1998, the Company amended its $25,000,000 revolving credit agreement with three participating banks to provide for multi-currency borrowing and international acquisitions, and to extend the agreement's maturity date to October 31, 2001. On July 16, 1999, the Company again amended its agreement to increase the amount of its credit facility from $25,000,000 to $40,000,000. At July 31, 1999, the Company had $8,795,000, net of
outstanding trade letters of credit of $915,000, of this credit facility available for use. See Note 8 to the consolidated financial statements for additional information about the credit agreement. The Company's borrowing capacity at July 31, 1999, remained above its use of outside financing.

     Capital expenditures were $2,688,000 in 1999, as compared to $2,756,000 in 1998, and $2,097,000 in 1997. Expenditures during the three-year period have primarily included investments in new process technology and increased production capacity. Fiscal 2000 capital expenditures are planned to be approximately $4,722,000, and the Company expects to fund the expenditures with cash provided by operations.

     The Company is not aware of any demands, commitments, trends or uncertainties, which are reasonably likely, in the normal course, to impair its ability to generate or obtain adequate amounts of cash to meet its future needs.

                                                             SL Industries, Inc.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 1999 COMPARED TO FISCAL 1998

Fiscal 1999 consolidated net sales of $125,128,000 increased approximately 6% ($6,916,000), as compared to fiscal 1998 consolidated net sales. Fiscal 1999's consolidated net sales included twelve months of EME's net sales of $19,992,000 and three months of RFL's net sales of $5,274,000. Fiscal 1998 consolidated net sales included one month of EME's net sales of $1,831,000. Fiscal 1999 net income was $5,406,000, or a diluted $.92 per share, as compared to fiscal 1998 net income of $5,313,000, or a diluted $.90 per share.

     The power supplies segment's fiscal 1999 net sales decreased approximately 8% ($3,042,000) and its operating income increased approximately 3% ($167,000), as compared to fiscal 1998 net sales and operating income. Contributing to the reduction in net sales were decreased net sales of linear and switching power supplies because of a slowdown in the volume of orders received from customers in the distribution channel, as well as decreased net sales of uninterruptible power supplies because of continued competitive pricing and related pressures in the retail marketplace. The increase in fiscal 1999 operating income resulted from decreased costs associated with the expiration of a profit sharing agreement during the first half of fiscal 1998.

     The power conditioning and distribution units segment's fiscal 1999 net sales increased approximately 26% ($5,199,000), and its operating income decreased approximately 9% ($282,000), as compared to fiscal 1998 net sales and operating income. Contributing to the increase in net sales and decrease in operating income were increased sales of power distribution systems, offset by decreased sales of higher margin customized power conditioning and distribution units because of a slowdown in the semiconductor industry. Fiscal 1999's segment results included twelve months of power distribution systems' net sales, as compared to fiscal 1998, which included one month of net sales. If these power distribution systems' net sales were excluded from both periods, fiscal 1999 net sales and operating income decreased approximately 19% ($3,637,000) and 31% ($904,000), respectively.

     The motion control systems segment's fiscal 1999 net sales increased approximately 46% ($7,376,000) and its operating income increased approximately 72% ($980,000), as compared to fiscal 1998 net sales and operating income. Contributing to the increased net sales and operating income were increased sales of actuators, offset by decreased sales of precision motor products because of customer requests to delay the shipment of their orders. Fiscal 1999's segment results included twelve months of actuator net sales and operating income, as compared to one month in fiscal 1998. If these actuator sales were excluded from both periods, fiscal 1999 net sales and operating income decreased approximately 2% ($358,000) and remained constant, respectively.

     The electric utility equipment protection systems segment's fiscal 1999 net sales and operating income included the financial results of RFL for the three month period ended July 31, 1999.

     The surge suppressors segment's fiscal 1999 net sales and operating income decreased approximately 20% ($8,472,000) and 137% ($2,303,000), respectively, as compared to fiscal 1998 net sales and operating income. Contributing to these decreases were delays in the introduction of new products and competitors' aggressive pricing initiatives. See the Trends and Prospects section of this MD&A for further explanation.

COST OF SALES

As a percentage of net sales, fiscal 1999 cost of products sold was approximately 65%, as compared to approximately 63% in fiscal 1998. The percentage increase was a direct result of product mix, which included a higher percentage of lower margin products such as actuators and power distribution systems.

ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES

Fiscal 1999 engineering and product development expenses of $7,680,000 increased approximately 25% ($1,513,000), as compared to fiscal 1998. As a percentage of net sales, fiscal 1999 engineering and product development expenses were 6%, as compared to 5% in fiscal 1998. The fiscal 1999 increases were primarily related to additional investments made by the businesses within the power supplies, motion control systems and surge suppressors segments.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal 1999 selling, general and administrative expenses of $23,402,000 decreased approximately 9% ($2,174,000), as compared to fiscal 1998. As a percentage of net sales, fiscal 1999 and 1998 selling, general and administrative expenses were approximately 19% and 22%, respectively. The fiscal 1999 decreases were primarily related to reduced marketing expenses, staff reductions and the expiration of a profit sharing agreement during the first half of fiscal 1998.

DEPRECIATION AND AMORTIZATION EXPENSE

Fiscal 1999 depreciation and amortization expense of $3,881,000 increased approximately 28% ($838,000), as compared to fiscal 1998. The fiscal 1999 increase was primarily related to the depreciation of property, plant and equipment, the amortization of computer software and the amortization of goodwill associated with the EME and RFL acquisitions.

OTHER INCOME (EXPENSE)

Fiscal 1999 interest income increased, as compared to fiscal 1998, primarily because of the inclusion of EME's interest income in current year results. Fiscal 1999 interest expense increased, as compared to fiscal 1998, primarily because of an increase in debt that resulted from the acquisitions of RFL in fiscal 1999 and EME in fiscal 1998.

TAXES

The fiscal 1999 effective tax rate on pre-tax income was 36%, as compared to 38% in fiscal 1998. This decrease was primarily related to net non-taxable life insurance dividend income and a 1% decrease in the Company's effective state tax rate, offset, in part, by a higher effective international tax rate.

FISCAL 1998 COMPARED TO FISCAL 1997

Fiscal 1998 consolidated net sales of $118,212,000 increased approximately 2% ($2,525,000), as compared to fiscal 1997 consolidated net sales. Fiscal 1998 and 1997 consolidated net sales included one month of EME's net sales of $1,831,000 and nine months of Auburn's net sales of $8,489,000, respectively. Fiscal 1998 net income was $5,313,000, or a diluted $.90 per share, as compared to fiscal 1997 net income of $7,815,000, or a diluted $1.30 per share. Fiscal 1997 net income included a gain, net of severance, facility closing, legal and other costs, from the sale of substantially all of the assets of Auburn of $3,556,000, or a diluted $.59 per share. If the gain is excluded from fiscal 1997 net income, fiscal 1998 net income increased approximately 25% ($1,054,000).

     The power supplies segment's fiscal 1998 net sales and operating income increased approximately 2% ($652,000) and 41% ($1,602,000), respectively, as compared to fiscal 1997 net sales and operating income. Contributing to these increases were increased net sales of linear and switching power supplies, which resulted primarily from new customer programs and increased demand, offset by decreased net sales of uninterruptible power supplies, which resulted primarily from competitive pricing and related pressures within the retail marketplace. Operational efficiencies realized by the power supplies segment also contributed to the increased operating income.

     The power conditioning and distribution units segment's fiscal 1998 net sales and operating income increased approximately 28% ($4,289,000) and 33% ($735,000), respectively, as compared to fiscal 1997 net sales and operating income. The primary reason for these increases were increased net sales of power conditioning and distribution units, which resulted primarily from increased demand, and as it affected operating income, operational efficiencies realized by this segment.

     The motion control systems segment's fiscal 1998 net sales and operating income increased approximately 43% ($4,857,000) and 41% ($400,000), respectively, as compared to fiscal 1997 net sales and operating income. The primary reason for the increase was increased net sales of precision motor products, which resulted from new customer programs.

     The surge suppressors segment's fiscal 1998 net sales increased slightly, while its operating income decreased approximately 23% ($509,000), as compared to fiscal 1997 net sales and operating income. Contributing to the decreased operating income were competitive pricing pressures in the retail marketplace.

COST OF SALES

As a percentage of net sales, fiscal 1998 and 1997 costs of products sold were approximately 63% and 64%, respectively. The Company continued to make investments to improve operational efficiencies that would reduce cost of products sold as a percentage of net sales.

ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES

Fiscal 1998 engineering and product development expenses of $6,167,000 increased approximately 17% ($884,000), as compared to fiscal 1997. As a percentage of net sales, fiscal 1998 and 1997 engineering and product development expenses were approximately 5%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal 1998 selling, general and administrative expenses of $25,576,000 decreased approximately 3% ($788,000), as compared to fiscal 1997. The fiscal 1998 decrease was primarily related to decreased selling expenses. As a percentage of net sales, fiscal 1998 selling, general and administrative expenses were approximately 22%, as compared to 23% in fiscal 1997.

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

ENVIRONMENTAL

During fiscal 1999, 1998 and 1997, investigation or remediation activities, or both, were continued at sites owned, leased or previously utilized by the Company. During the latter part of fiscal 1995, the New Jersey Department of Environmental Protection ("NJDEP") required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation had been underway for several years. Based on the results of that investigation, which were received in fiscal 1996, the Company determined that additional remediation costs of approximately $1,000,000 were probable; therefore, in fiscal 1996, the Company made an additional provision of $900,000. During fiscal 1999, the Company made an additional provision of $375,000 to cover additional costs required to complete groundwater remediation at the Wayne, New Jersey site, as well as one other site.

                                                             SL Industries, Inc.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In a November 1991, Administrative Directive, NJDEP alleged that SL Surface Technologies, Inc. ("STI"), formerly SL Modern Hard Chrome, Inc., and 20 other respondents are responsible for a contaminant plume which has affected the Puchack Wellfield in Pennsauken, New Jersey (which supplies Camden, New Jersey). Three other actions have been initiated from the underlying directive. The first is Supplemental Directive No. 1 issued by NJDEP to the same parties in May 1992, which seeks a cost reimbursement of $8,655,000 for the construction of a treatment system at the Puchack site and an annual payment of $611,000 for ongoing operation and maintenance of the treatment system. The second matter is a lawsuit initiated by one of the parties named in Directive No. 1 seeking to have the remainder of those parties, and more than 600 others, pay some or all of that party's cost of compliance with Directive No. 1 and any other costs associated with its site. The third matter is a Spill Act Directive by NJDEP to STI alone, regarding similar matters at its site. The state has not initiated enforcement action regarding any of its three Directives. There also exists an outstanding enforcement issue regarding the Company's compliance with ECRA at the same site.

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

     The Company filed claims with its insurers seeking reimbursement for past and future environmental costs and it received $900,000 from one insurer during fiscal 1996 and a commitment to pay 15% of the environmental costs associated with the STI site, up to an aggregate of $300,000. During fiscal 1997, the Company received $1,500,000 from three additional insurers and from two of those insurers, commitments to pay 15% and 20% of the environmental costs associated with the same location, up to an aggregate of $150,000 and $400,000, respectively. In addition, the Company received $100,000 during fiscal 1998 and 1999 and will receive $100,000 during the fiscal years 2000 and 2001, as stipulated in the settlement agreement negotiated with one of the three insurers.

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

     The Company has taken actions to address and complete the work associated with the Year 2000 issue. Each of its business units and corporate headquarters established teams to identify and correct Year 2000 issues. Attention was given to computer hardware and software, communications equipment, manufacturing equipment and facilities and products sold, if any, to achieve compliance in all these areas. The teams were also charged with investigating the Year 2000 capabilities of suppliers, customers and other external entities, and with the development of contingency plans.

     During the last three years, four of the Company's business units implemented new enterprise software packages that their suppliers have stated are Year 2000 compliant. A detailed accounting and assessment of all computer systems and application software utilized throughout the Company's operations was completed, and plans for establishing compliance were developed. These plans identified which non-compliant hardware and software were to be remediated, upgraded or replaced and the timetable and resource requirements to achieve those objectives. Remediation, testing activities and development of a contingency plan have been completed or are in the process of being completed at each of the Company's business units and at corporate headquarters.

     The Company has requested information from all its key third party vendors on their Year 2000 readiness to determine the extent to which their failure to remedy their own Year 2000 problems will affect the Company. In most circumstances, the information that the Company has received from its key third party vendors to date indicates that they will be Year 2000 compliant by the end of 1999.

     The magnitude of the Company's Year 2000 problem and the dates on which the Company believes it will complete its Year 2000 compliance are based on management's knowledge to date and its best estimates. The Company is not aware, at this time, of any Year 2000 non-compliance issues related to the Company that will not be remedied by the end of 1999, which would materially affect the Company. However, these estimates were derived using numerous assumptions and the Company does face some risks. These risks include an inability of gas and electric suppliers and telecommunications carriers to supply their services. There can be no assurance that these estimates will be achieved and actual results could differ from those anticipated.

     The Company does not expect Year 2000 spending to materially affect consolidated profitability or liquidity. This expectation assumes that its existing forecast of costs to be incurred contemplates all significant actions required, and that the Company will not be obligated to incur significant Year 2000 related costs on behalf of its customers or suppliers.

TRENDS AND PROSPECTS

With the exception of the Company's surge suppressors segment, all of the Company's remaining operating segments are profitable and are expected to remain so. The surge suppressors segment's underperformance during the fourth quarter of fiscal 1999 had an adverse affect on the Company's fourth quarter results, which was offset by the aggregate favorable performance of the remaining operating segments. This underperformance was attributable to delays in the introduction of new surge protection products and competitors' aggressive pricing initiatives, which the Company anticipates will continue to adversely affect its financial results for at least the first half of fiscal 2000, and as a result, earnings for the first and second quarters of fiscal 2000 are likely to be less than those reported for the same periods last year.

     Aggressive actions taken that are intended to prevent future delays include improved project management and business forecasting. The Company is improving the surge suppressors segment's competitive position by streamlining this segment's operations, vigorously improving process and structure, implementing more effective cost reduction measures such as product redesign and component sourcing, and focusing new business development on higher margin opportunities.

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

     Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in the general economy, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims (including environmental matters), adverse effects of failure to achieve Year 2000 compliance, the Company's ability to recruit and develop employees, its ability to successfully implement new technology and the stability of product costs. These factors also include, in particular, whether, and the extent to which, certain of the Company's markets which had experienced a slowdown recover or continue to recover. The Company's financial results will also depend on the extent to which management is able to successfully address the operating issues in the Company's surge suppressors segment and in the uninterruptible power supplies portion of its power supplies segment.

     Other factors and assumptions not identified above could also cause actual results to differ materially from those set forth in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information.

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS

-----------------------------------------------------------------------------------------------------------------------------
Years ended July 31                                                     1999                  1998                  1997
-----------------------------------------------------------------------------------------------------------------------------
Net sales ..................................................        $ 125,128,000         $ 118,212,000         $ 115,687,000
                                                                    -------------         -------------         -------------

Cost and expenses:
  Cost of products sold ....................................           80,957,000            74,646,000            74,085,000
  Engineering and product development ......................            7,680,000             6,167,000             5,283,000
  Selling, general and administrative expenses .............           23,402,000            25,576,000            26,364,000
  Depreciation and amortization ............................            3,881,000             3,043,000             2,700,000
                                                                    -------------         -------------         -------------
Total cost and expenses ....................................          115,920,000           109,432,000           108,432,000
                                                                    -------------         -------------         -------------
Income from operations .....................................            9,208,000             8,780,000             7,255,000
Other income (expense):
  Gain on disposition of subsidiary ........................                   --                    --             5,888,000
  Interest income ..........................................              272,000               214,000               301,000
  Interest expense .........................................             (993,000)             (427,000)             (680,000)
                                                                    -------------         -------------         -------------
Income before income taxes .................................            8,487,000             8,567,000            12,764,000
Provision for income taxes .................................            3,081,000             3,254,000             4,949,000
                                                                    -------------         -------------         -------------
Net income .................................................        $   5,406,000         $   5,313,000         $   7,815,000
                                                                    =============         =============         =============
Basic net income per common share ..........................        $         .96         $         .95         $        1.35
                                                                    =============         =============         =============
Diluted net income per common share ........................        $         .92         $         .90         $        1.30
                                                                    =============         =============         =============


Shares used in computing basic net income per common share .            5,643,000             5,598,000             5,776,000
                                                                    =============         =============         =============
Shares used in computing diluted net income per common share            5,876,000             5,897,000             6,021,000
                                                                    =============         =============         =============


See accompanying notes to consolidated financial statements

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

--------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                 1999                1998               1997
--------------------------------------------------------------------------------------------------------------------

Net income ..............................................        $ 5,406,000         $ 5,313,000        $ 7,815,000
Other comprehensive income:
   Currency translation adjustment,  net of related taxes            (31,000)             80,000                 --
                                                                 -----------         -----------        -----------
Comprehensive income ....................................        $ 5,375,000         $ 5,393,000        $ 7,815,000
                                                                 ===========         ===========        ===========


See accompanying notes to consolidated financial statements

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------
July 31,                                                                            1999                  1998
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents ............................................        $      71,000         $          --
  Receivables, less allowances
    of $1,985,000 and $2,045,000, respectively .........................           23,663,000            18,886,000
  Inventories ..........................................................           26,151,000            18,538,000
  Prepaid expenses .....................................................            1,069,000               972,000
  Deferred income taxes ................................................            3,033,000             3,014,000
                                                                                -------------         -------------
        Total current assets ...........................................           53,987,000            41,410,000
                                                                                -------------         -------------
Property, plant and equipment, net .....................................           21,416,000            13,977,000
Assets held for future sale ............................................                   --               913,000
Long-term note receivable ..............................................            2,167,000             2,201,000
Deferred income taxes ..................................................            1,813,000             1,865,000
Cash surrender value of life insurance policies ........................            9,592,000             8,657,000
Intangible assets, net .................................................           22,350,000            10,705,000
Other assets ...........................................................            1,361,000             1,187,000
                                                                                -------------         -------------
        Total assets ...................................................        $ 112,686,000         $  80,915,000
                                                                                =============         =============

LIABILITIES
Current liabilities:
  Debt due within one year .............................................        $   1,095,000         $     727,000
  Accounts payable .....................................................           12,085,000             5,982,000
  Accrued income taxes .................................................            1,220,000             2,105,000
  Accrued liabilities:
    Payroll and related costs ..........................................            5,405,000             4,851,000
    Other ..............................................................            9,370,000             6,401,000
                                                                                -------------         -------------
        Total current liabilities ......................................           29,175,000            20,066,000
                                                                                -------------         -------------
Long-term debt less portion due within one year ........................           31,984,000            13,283,000
Deferred compensation and supplemental retirement benefits .............            5,486,000             4,667,000
Other liabilities ......................................................            3,199,000             4,554,000
                                                                                -------------         -------------
        Total liabilities ..............................................        $  69,844,000         $  42,570,000
                                                                                -------------         -------------

Commitments and contingencies (Note 10)

SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued        $          --         $          --
Common stock, $20 par value; authorized, 25,000,000 shares;
  issued, 1999 - 8,240,000 shares, 1998 - 8,153,000 shares .............            1,648,000             1,631,000
Capital in excess of par value .........................................           36,932,000            36,061,000
Retained earnings ......................................................           19,374,000            14,476,000
Accumulated other comprehensive income .................................               49,000                80,000
Treasury stock at cost, 1999 - 2,608,000 shares, 1998 - 2,546,000 shares          (15,161,000)          (13,903,000)
                                                                                -------------         -------------
        Total shareholders' equity .....................................        $  42,842,000         $  38,345,000
                                                                                -------------         -------------
        Total liabilities and shareholders' equity .....................        $ 112,686,000         $  80,915,000
                                                                                =============         =============


See accompanying notes to consolidated financial statements

                                                              SL Industries, Inc
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      Common Stock
                                       -------------------------------------------------
                                                                                                                       Accumulated
                                              Issued               Held in Treasury          Capital in                  Other
                                       ----------------------  --------------------------     Excess of    Retained   Comprehensive
                                        Shares       Amount      Shares          Amount       Par Value    Earnings       Income
                                       --------------------------------------------------------------------------------------------
Balance August 1, 1996 ..............  7,899,000  $ 1,580,000  (2,141,000)   $ (9,402,000)  $34,306,000  $ 2,196,000    $     --
Net income ..........................                                                                      7,815,000
Cash dividends, $.07 per share ......                                                                       (405,000)
Other, including exercise of
  employee stock options and related
  income tax benefits ...............     59,000       12,000                                   389,000        1,000
                                       ------------------------------------------------------------------------------------------
Balance July 31, 1997 ...............  7,958,000    1,592,000  (2,141,000)     (9,402,000)   34,695,000    9,607,000          --
Net income ..........................                                                                      5,313,000
Cash dividends, $.08 per share ......                                                                       (445,000)
Other, including exercise of
  employee stock options and
  related income tax benefits .......    195,000       39,000                                 1,366,000        1,000
Treasury stock purchased ............                            (405,000)     (4,501,000)
Current year translation adjustment .                                                                                     80,000
                                       ------------------------------------------------------------------------------------------
Balance July 31, 1998 ...............  8,153,000    1,631,000  (2,546,000)    (13,903,000)   36,061,000   14,476,000      80,000
Net income ..........................                                                                      5,406,000
Cash dividends, $.09 per share ......                                                                       (507,000)
Other, including exercise of
  employee stock options and
  related income tax benefits .......     87,000       17,000                                   373,000       (1,000)
Treasury stock sold..................                             71,000         390,000       498,000
Treasury stock purchased ............                            (133,000)     (1,648,000)
Current year translation adjustment .                                                                                    (31,000)
                                       ------------------------------------------------------------------------------------------
BALANCE JULY 31, 1999 ...............  8,240,000  $ 1,648,000  (2,608,000)   $(15,161,000)  $36,932,000  $19,374,000    $ 49,000
                                       ==========================================================================================


See accompanying notes to consolidated financial statements

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------------
Years ended July 31,                                                             1999                 1998                 1997
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income ...........................................................    $  5,406,000         $  5,313,000         $  7,815,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:

      Depreciation .....................................................       2,643,000            2,023,000            1,889,000
      Amortization .....................................................       1,262,000            1,020,000              811,000
      Provisions for losses on accounts receivable .....................         (90,000)              52,000               63,000
      Additions to other assets ........................................      (1,223,000)          (1,366,000)            (820,000)
      Cash surrender value of life insurance premiums ..................        (753,000)            (656,000)            (534,000)
      Deferred compensation and supplemental retirement benefits .......         852,000            1,158,000              942,000
      Deferred compensation and supplemental retirement benefit payments        (620,000)            (611,000)            (499,000)
      Decrease (Increase) in deferred income taxes .....................        (729,000)             731,000           (1,454,000)
      Gain on the sale of equipment ....................................         (13,000)             (13,000)             (23,000)
      Discontinued product line expenses ...............................        (141,000)            (168,000)            (143,000)
      Gain on disposition of subsidiary ................................              --                   --           (5,888,000)
      Changes in operating assets and liabilities, net of the effect of acquisitions and disposition:

        Receivables ....................................................       1,023,000            2,495,000           (3,073,000)
        Inventories ....................................................      (1,268,000)           1,068,000           (1,718,000)
        Prepaid expenses ...............................................          81,000              181,000              135,000
        Accounts payable ...............................................         727,000           (3,588,000)           3,633,000
        Accrued liabilities ............................................      (2,129,000)          (1,978,000)           2,025,000
        Accrued income taxes ...........................................        (734,000)             960,000              105,000
                                                                            ------------         ------------         ------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES ......................    $  4,294,000         $  6,621,000         $  3,266,000
                                                                            ------------         ------------         ------------
INVESTING ACTIVITIES:

  Proceeds from sales of property, plant and equipment .................         920,000               18,000               29,000
  Purchases of property, plant and equipment ...........................      (2,688,000)          (2,756,000)          (2,097,000)
  Proceeds from note receivable ........................................          32,000               32,000               74,000
  Payments for acquisitions, net of cash acquired ......................     (19,082,000)         (10,928,000)            (823,000)
  Proceeds from disposition of subsidiary ..............................              --                   --           12,216,000
                                                                            ------------         ------------         ------------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES ............    $(20,818,000)        $(13,634,000)        $  9,399,000
                                                                            ------------         ------------         ------------
FINANCING ACTIVITIES:

  Cash dividends paid ..................................................        (507,000)            (445,000)            (405,000)
  Proceeds from short-term debt ........................................      21,863,000                   --                   --
  Proceeds from long-term debt .........................................      33,878,000           17,550,000            2,200,000
  Payments on short-term debt ..........................................     (21,012,000)                  --                   --
  Payments on long-term debt ...........................................     (17,395,000)          (6,722,000)         (14,740,000)
  Proceeds from stock options exercised ................................         476,000            1,118,000              280,000
  Treasury stock acquired ..............................................        (760,000)          (4,501,000)                  --
                                                                            ------------         ------------         ------------
        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ............    $ 16,543,000         $  7,000,000         $(12,665,000)
                                                                            ------------         ------------         ------------
  Effect of exchange rate changes on cash ..............................    $     52,000         $     13,000         $         --
                                                                            ------------         ------------         ------------
        NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...........          71,000                   --                   --
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .........................              --                   --                   --
                                                                            ------------         ------------         ------------
CASH AND CASH EQUIVALENTS AT YEAR END ..................................    $     71,000         $         --         $         --
                                                                            ============         ============         ============


See accompanying notes to consolidated financial statements

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of SL Industries, Inc. and its wholly-owned subsidiaries ("the Company"). All intercompany accounts and transactions have been eliminated in consolidation. The investment in the more than 20% owned affiliate is accounted for by using the equity method.

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

INTANGIBLE ASSETS: Intangible assets consist primarily of goodwill, trademarks, covenants not to compete, patents and a consulting agreement. The goodwill resulting from the fiscal 1999 and 1998 acquisitions and the goodwill and trademarks resulting from the May 1995 acquisition are being amortized over 30 years or less. Goodwill resulting from acquisitions made prior to November 1, 1970, of $955,000, is considered to have continuing value over an indefinite period, and is not being amortized. Covenants are amortized over their stated terms and patents are amortized over their remaining lives. The consulting agreement is being amortized over ten years. Subsequent to its acquisitions, the Company continually evaluates whether later events or circumstances have occurred that would indicate that the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible asset to measure recoverability. If impairment exists, measurement of the impairment will be based on the valuation method which management believes most closely approximates the fair value of the intangible asset.

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

ADVERTISING COSTS: Advertising costs are expensed as incurred. For the fiscal years ended July 31, 1999, 1998 and 1997, these costs were $1,739,000, $2,128,000 and $2,287,000, respectively.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred. For the fiscal years ended July 31, 1999, 1998 and 1997, these costs were $2,165,000, $1,756,000 and $1,405,000, respectively.

INCOME TAXES: Deferred income taxes are provided to reflect the tax effect of temporary differences in reporting income and deductions for tax and financial statement purposes.

FOREIGN CURRENCY CONVERSION: The balance sheets and statements of earnings of the Company's Mexican subsidiaries are converted at the year-end rate of exchange and the monthly weighted average rate of exchange, respectively, except for those items requiring conversion at historical rates of exchange, as the Mexican subsidiaries' functional currency is U.S. dollars. Gains or losses resulting from these foreign currency conversions are included in the accompanying consolidated statements of earnings. Since the functional currency for the Company's German subsidiary is its local currency, the translation from the local currency to U.S. dollars is performed for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for earnings using the monthly weighted average exchange rate during the period. Gains or losses resulting from such translation are included in a separate component of stockholders' equity. A foreign currency loan is used to hedge the value of the investment in the German subsidiary. Gains and losses on the translation of this foreign currency loan to U.S. dollars is generally not included in the income statement but is shown in a separate component of stockholders' equity.

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

NEW ACCOUNTING PRONOUNCEMENTS: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121")." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company adopted SFAS No. 121, effective August 1, 1996. The adoption had no effect on the Company's financial condition or results of operations during fiscal 1997, 1998 and 1999.

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

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income ("SFAS No. 130")", which the Company is required to adopt for its fiscal year ended July 31, 1999. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in interim and annual financial statements. The Company adopted SFAS No. 130, effective August 1, 1998.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131")", which the Company is required to adopt for its July 31, 1999, financial statements. SFAS No. 131 establishes standards for the reporting of information about operating segments in interim and annual financial statements. The Company adopted SFAS No. 131 for its July 31, 1999, financial statements.

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

NOTE 2. ACQUISITIONS AND DISPOSITIONS

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

     On May 11, 1999, pursuant to a Share Purchase Agreement dated April 1, 1999, the Company acquired 100% of the issued and outstanding shares of capital stock of RFL Electronics Inc. ("RFL"). The Company paid $11,387,000 in cash and gave promissory notes with an aggregate face amount of $75,000, which bear simple interest at a rate of 5.5% per annum, at closing. In addition, the Company paid a contingent payment of $1,000,000 based upon the financial performance of RFL for its fiscal year ended March 31, 1999. RFL is a leading supplier of teleprotection and specialized communication equipment.

     The acquisition was accounted for using the purchase method; therefore, the aggregate purchase price has been allocated to the net assets acquired based on their respective fair values at date of acquisition. The excess of the aggregate purchase price over the fair value of net tangible assets acquired of $5,838,000 has been allocated to goodwill and is being amortized on a straight-line basis over 30 years. The results of operations of RFL, since the acquisition date, are included in the accompanying consolidated financial statements.

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On July 27, 1999, pursuant to an Asset Purchase Agreement dated July 13, 1999, Condor D.C. Power Supplies, Inc., a wholly-owned subsidiary of the Company, acquired certain of the net operating assets of Todd Products Corporation and Todd Power Corporation (together, "Todd Products"). The Company paid $7,430,000; $3,700,000 in cash and assumption of debt equal to approximately $3,730,000. There is also a contingent "earn-out" payment of either $1,000,000, $3,000,000 or $5,000,000, payable in the event that sales from the purchased assets are at least $30,000,000, $35,000,000 or $40,000,000, respectively, during the twelve-month period ending March 31, 2001. Condor also entered into a ten-year Consulting Agreement with the Chief Executive Officer of Todd Products for an aggregate amount of $1,275,000 which will be paid in quarterly installments over the next three years. Todd Products is a leading supplier of high quality power supplies to the datacom, telecommunications and computer industries.

     The acquisition will be accounted for using the purchase method, however, the aggregate purchase price has not been allocated to the net assets acquired since an appraisal covering their respective fair values at date of acquisition has not been finalized.

     Unaudited pro forma consolidated results of operations, which included a $3,556,000 after-tax gain from the sales of substantially all of the assets of SL Auburn, Inc. in fiscal 1997, as though the Company acquired RFL on August 1 of fiscal 1999 and 1998 and EME on August 1 of fiscal 1998 and 1997 are as follows:

                                         ----------------  -----------------  ----------------
                                              1999              1998             1997
                                         ----------------  -----------------  ----------------
                                             (In thousands, except per share data)
Net sales. . . . . . . . . . . . . . .      $141,376          $156,440         $140,974
Net income . . . . . . . . . . . . . .        $5,872            $5,939           $8,769
Basic net income per common share. . .         $1.04             $1.06            $1.52
Diluted net income per common share. .         $1.00             $1.01            $1.46

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

NOTE 3. INCOME TAXES

The provision for federal and state income taxes consists of the following:

                                       --------------------------------------
                                           1999        1998(1)      1997(1)
                                       --------------------------------------
                                                   (In thousands)
Current:
  Federal . . . . . . . . . . . . .        $1,648      $2,454      $5,060
  International . . . . . . . . . .           890         188         228
  State . . . . . . . . . . . . . .           409         521       1,115
Deferred:
  Federal . . . . . . . . . . . . .           118          36      (1,182)
  International . . . . . . . . . .             1           -           -
  State . . . . . . . . . . . . . .            15          55        (272)
                                           ------      ------      ------
                                           $3,081      $3,254      $4,949
                                           ======      ======      ======

(1)    Reclassified to conform with current year's presentation.

     Foreign income before income taxes was $1,973,000, $328,000 and $443,000 for the years ended July 31, 1999, 1998 and 1997, respectively.

     Significant components of the Company's deferred tax assets and liabilities at July 31, 1999 and 1998, are as follows:

                                     -----------------------
                                        1999        1998
                                     -----------------------
                                       (In thousands)
Deferred tax assets:
  Deferred compensation. . . . . . .    $2,207     $1,883
  Liabilities related to
    discontinued product line. . . .       265        313
  Liabilities related to
    environmental matters. . . . . .       311        145
  Inventory valuation. . . . . . . .       927        615
  Prepaid and accrued expenses . . .     2,561      3,306
  Other. . . . . . . . . . . . . . .         -         17
                                        ------     ------
                                         6,271      6,279

Deferred tax liabilities:
  Accelerated depreciation and
    amortization . . . . . . . . . .     1,402      1,400
  Other. . . . . . . . . . . . . . .        23          -
                                        ------     ------
                                        $4,846     $4,879
                                        ======     ======

     Following is a reconciliation between the amount of income tax expense at the applicable federal statutory rate and the effective rates:

                                         -----------------------------------
                                           1999        1998(1)     1997(1)
                                         -----------------------------------
U.S.  . . . . . . . . . . . . . . . .       34%         34%        34%
Tax rate differential on Foreign
  Sales Corporation earnings. . . . .       (1)         (1)         -
International rate differences. . . .        2           1          1
State income taxes, net of
   federal income tax benefit. . . . .       3           4          4
Other . . . . . . . . . . . . . . . .       (2)          -          -
                                            --          --         --
                                            36%         38%        39%
                                            ==          ==         ==

(1)    Reclassified to conform with current year's presentation.

Note 4 CONCENTRATIONS OF CREDIT RISK

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

Note 5 INVENTORIES

Inventories consist of the following:

                                      --------------------------
                                          1999          1998
                                      --------------------------
                                            (In thousands)
Raw materials  . . . . . . . . .         $16,395      $10,543
Work in process  . . . . . . . .           4,336        3,611
Finished goods . . . . . . . . .           5,420        4,384
                                         -------      -------
                                         $26,151      $18,538
                                         =======      =======

     The above includes certain inventories, which are valued using the LIFO method, which aggregated $3,384,000 and $3,009,000 at July 31, 1999 and 1998, respectively. The excess of FIFO cost over LIFO cost at July 31, 1999 and 1998, was approximately $639,000 and $455,000, respectively.

Note 6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                         --------------- ----------------
                                             1999             1998
                                         --------------- ----------------
                                                (In thousands)
Land . . . . . . . . . . . . . . .         $ 4,359          $ 3,553
Buildings and leasehold
  improvements . . . . . . . . . .          11,010            5,622
Equipment and other property . . .          25,150           16,844
                                            ------           ------
                                            40,519           26,019
Less accumulated depreciation. . .          19,103           12,042
                                            ------           ------
                                           $21,416          $13,977
                                           =======          =======

     "Assets held for future sale" at July 31, 1998, are not included above and relate to assets remaining after the 1989 relocation of a power and data quality operation. The assets, which were sold during fiscal 1999, consisted primarily of land, building and building improvements which were being leased to a third party. The building and building improvements were being depreciated and accounted for as an operating lease. Aggregate accumulated depreciation for the building and building improvements at July 31, 1998, was $527,000. Aggregate minimum rental income for fiscal 1999 and 1998 was $42,000 and $131,000, respectively.

Note 7 INTANGIBLE ASSETS

Intangible assets consist of the following:

                                          --------------------------
                                             1999           1998
                                          --------------------------
                                                (In thousands)
Patents . . . . . . . . . . . . . .         $   895        $   895
Covenants not to compete and
   consulting agreement . . . . . .           4,255          2,980
Goodwill  . . . . . . . . . . . . .          19,331          8,204
Trademarks  . . . . . . . . . . . .             920            920
Other . . . . . . . . . . . . . . .             503            398
                                            -------        -------
                                             25,904         13,397
Less accumulated amortization . . .           3,554          2,692
                                            -------        -------
                                            $22,350        $10,705
                                            =======        =======

     The fiscal 1999 increase in goodwill included $5,838,000 and $4,422,000 from the RFL and Todd Products acquisitions, respectively (see Note 2 for additional information about the acquisitions) and also included $673,000 from the payment of additional purchase price as required by the May 1, 1995 Asset Purchase Agreement between the Company and Teal Electronics Corporation. The Agreement includes a provision to pay additional purchase price equal to 50% of the annual net profits of the acquired business in excess of $1,100,000 for each of the five twelve-month periods beginning May 1, 1995.

     The fiscal 1999 Consulting Agreement in the amount of $1,275,000 that covers a period of ten years was acquired as part of the Todd Products acquisition. The Agreement provides for twelve quarterly payments that began on July 27, 1999.

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 DEBT

Debt consists of the following:

                                              ----------------------------
                                                 1999              1998
                                              ----------------------------
                                                     (In thousands)
Note payable  . . . . . . . . . . . . .        $    75            $   557
Mortgages payable . . . . . . . . . . .            780                465
Revolving lines of credit . . . . . . .         30,307             12,926
Term loan . . . . . . . . . . . . . . .          1,917                  -
Other . . . . . . . . . . . . . . . . .              -                 62
                                               -------            -------
                                                33,079             14,010
Less portion due within one year  . . .          1,095                727
                                               -------            -------
                                               $31,984            $13,283
                                               =======            =======

     On July 31, 1998, the Company's German subsidiary had a note payable at an interest rate of 4.5% that was paid during fiscal 1999 and on July 31, 1999 and 1998, mortgages payable on building additions, which have fixed interest rates of 3.95% and 4.75% and require principal repayments through 2002 and 2004.

     On July 16, 1999, the Company amended its revolving credit agreement with its participating banks to increase the amount of its credit facility from $25,000,000 to $40,000,000. Under the terms of this agreement, which expires on October 31, 2001, the Company can borrow for acquisitions, working capital and, for other purposes, at either a "CD or LIBOR rate," as defined, or prime interest rate. The agreement contains limitations on borrowings and requires maintenance of specified ratios, the most restrictive of which is the ratio of total funded debt plus standby letters of credit to earnings before interest, taxes, depreciation and amortization. At July 31, 1999, the Company is in compliance with the above covenants. In lieu of compensating balances, the Company pays commitment fees as defined under the agreement. The Company's German subsidiary also has $5,202,000 in lines of credit with its banks. Under the terms of its lines of credit, the subsidiary can borrow for any purpose at interest rates of 3.7% to 6.125%. No financial covenants are required.

     Principal maturities of debt payable over the next five years are $1,095,000 in 2000, $207,000 in 2001, $31,618,000 in 2002, $99,000 in 2003 and
$60,000 in 2004.

Note 9 RETIREMENT PLANS AND DEFERRED COMPENSATION

The Company maintains three noncontributory defined contribution pension plans covering substantially all employees. The Company's aviation igniter subsidiary also had a noncontributory defined contribution plan covering all its employees. The Company's contribution to its plans is based on a percentage of employee elective contributions and, in one plan, plan year gross wages, as defined. The power conditioner and electric utility equipment protection subsidiaries' contributions to its plans are based on a percentage of employee elective contributions and the electric utility equipment protection subsidiary makes a profit sharing contribution annually. The aviation igniter subsidiary's contribution to its plan was based on a percentage of salary, as defined in the plan. Costs accrued under the plans for fiscal 1999, 1998 and 1997 amounted to approximately $788,000, $671,000 and $531,000, respectively.
It is the Company's policy to fund its accrued retirement income costs.

     In addition, the Company makes contributions, based on rates per hour, as specified in two union agreements, to two union administered defined benefit multi-employer pension plans. Contributions to these plans amounted to $60,000, $64,000 and $55,000 in 1999, 1998 and 1997, respectively. Under the
Multi-employer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multi-employer plan for its proportionate share of the plan's unfunded vested benefits liability. The Company's share of the unfunded vested benefits liabilities of the union plans to which it contributes is not material.

     The Company has agreements with certain active and retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates of 6%, 8%, 10% and 12%. The amount charged to income in connection with these agreements amounted to $438,000, $456,000 and $491,000 in 1999, 1998 and 1997, respectively.

     In addition, the Company has agreements with certain active officers and key employees providing for deferred compensation benefits. Benefits to be provided to each participant are stated in separate elective salary deferral agreements. The amount charged to income in connection with these agreements amounted to $414,000, $702,000 and $451,000 in 1999, 1998 and 1997,
respectively.

     The Company is the owner and beneficiary of insurance policies on the lives of a majority of the participants having a deferred compensation or supplemental retirement agreement. At July 31, 1999, the aggregate death benefit totaled $17,403,000 with the corresponding cash surrender value totaling $9,592,000. At July 31, 1999, certain agreements may restrict the Company from utilizing cash surrender value totaling $2,193,000 for purposes other than satisfaction of the specific underlying deferred compensation agreements, if benefits are not paid by the Company. The Company nets the dividends realized from the insurance policies with premium expense. Net amounts included in income in connection with the policies amounted to $354,000, $261,000 and $257,000 in 1999, 1998 and 1997,
respectively.

Note 10 COMMITMENTS AND CONTINGENCIES

For the fiscal years ended July 31, 1999, 1998 and 1997, rental expense applicable to operations aggregated $1,850,000, $1,701,000 and $1,602,000, respectively. These expenses are primarily for facilities and vehicles. The minimum rental commitments as of July 31, 1999, are as follows:

(In thousands)
2000 . . . . . . .     $1,820
2001 . . . . . . .      1,460
2002 . . . . . . .      1,227
2003 . . . . . . .        480
2004 . . . . . . .        217
Thereafter . . . .         26
                       ------
                       $5,230
                       ======

     At July 31, 1999, the Company was contingently liable for $1,209,000, under outstanding letters of credit issued for inventory purchases from foreign suppliers, casualty insurance requirements and settlement of a civil lawsuit.

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

     In the fourth quarter of fiscal year 1990, the Company made a provision of $3,500,000 to cover various such environmental costs for six locations, based upon estimates prepared at that time by the independent engineering consulting firm. In fiscal 1991, 1996 and 1999, the Company made additional provisions of $480,000, $900,000 and $375,000, respectively, based upon new estimates. The fiscal 1996 provision was necessary since, during the latter part of fiscal 1995, the New Jersey Department of Environmental Protection required the Company to begin additional investigation of the extent of off-site contamination at its former facility in Wayne, New Jersey, where remediation had been underway. Based on the results of that investigation, which were received in fiscal 1996, the Company determined that additional remediation costs of approximately $1,000,000 were probable. From fiscal 1993 through 1999 the Company incurred environmental related capital expenditures of approximately $618,000.

     The Company filed claims with its insurers seeking reimbursement for many of these costs, and received $900,000 from one insurer during fiscal year 1996 and a commitment to pay 15% of the environmental costs associated with one location up to an aggregate of $300,000. During fiscal 1997, the Company received $1,500,000 from three additional insurers and from two of those insurers, commitments to pay 15% and 20% of the environmental costs associated with the same location up to an aggregate of $150,000 and $400,000, respectively. In addition, the Company will receive $100,000 during fiscal years 2000 and 2001, as stipulated in the settlement agreement negotiated with one of the three insurers. At July 31, 1999 and 1998, the remaining environmental accrual was $817,000 and $678,000, respectively, of which $350,000 and $250,000, respectively, have been included in "Accrued Liabilities" and $467,000 and $428,000, respectively, in "Other Liabilities" in the accompanying consolidated balance sheets.

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 STOCK OPTIONS AND CAPITAL STOCK

 At the Company's 1993 Annual Meeting, the shareholders approved a Nonemployee Director Nonqualified Stock Option Plan (the "Director Plan"), which was effective June 1, 1993. The Director Plan provides for the granting of nonqualified options to purchase up to 250,000 shares of the Company's Common Stock to nonemployee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees, when elected. The Director Plan enables the Company to grant options, with an exercise price per share not less than fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the Director Plan expires no later than ten years from date of grant and no options can be granted under the Director Plan after its May 31, 2003, expiration date. Information for the years 1997, 1998 and 1999 with respect to the Director Plan is as follows:

                                       ----------------------------------------
                                           Shares              Option Price
                                       ----------------------------------------
                                         (In thousands, except for option price)
Outstanding and exercisable
    at August 1, 1996 . . . . . . . .         76            $3.5625 to $10.50
Granted . . . . . . . . . . . . . . .         27            $7.1875 to $9.6875
Outstanding and exercisable
  at July 31, 1997. . . . . . . . . .        103            $3.5625 to $10.50
Granted . . . . . . . . . . . . . . .         22           $10.1875 to $14.625
Exercised . . . . . . . . . . . . . .        (71)           $3.5625 to $12.0313
Outstanding and exercisable
  at July 31, 1998. . . . . . . . . .         54            $3.5625 to $14.625
Granted . . . . . . . . . . . . . . .         20           $11.1563 to $14.625
Cancelled . . . . . . . . . . . . . .         (6)          $12.0313 to $14.625
OUTSTANDING AND EXERCISABLE
  AT JULY 31, 1999. . . . . . . . . .         68            $3.5625 TO $14.625

     As of July 31, 1999, 1998 and 1997, the number of shares available for grant were 96,000, 110,000 and 133,000, respectively.

     At the Company's 1991 Annual Meeting, the shareholders approved the adoption of a Long Term Incentive Plan (the "1991 Plan") which provides for the granting of options to officers and key employees of the Company to purchase up to 500,000 shares of the Company's Common Stock. At the 1995 Annual Meeting, the shareholders approved an amendment to increase the number of shares subject to options under the 1991 Plan from 500,000 to 922,650. At the 1998 Annual Meeting, the shareholders approved an amendment to increase the number of shares subject to options under the 1991 Plan from 922,650 to 1,522,650. The 1991 Plan enables the Company to grant either nonqualified options, with an exercise price per share established by the Board's Compensation Committee, or incentive stock options, with an exercise price per share not less than the fair market value of the Company's Common Stock on the date of grant, which are exercisable at any time. Each option granted under the 1991 Plan expires no later than ten years from date of grant and no options can be granted under the 1991 Plan after its September 25, 2001, expiration date. Information for the years 1997, 1998 and 1999 with respect to the 1991 Plan is as follows:

                                        -----------------------------------------
                                            Shares          Option Price
                                        -----------------------------------------
                                         (In thousands, except for option price)
Outstanding and exercisable
    at August 1, 1996 . . . . . . . .         287          $3.25 to $6.875
Granted . . . . . . . . . . . . . . .         133          $7.25 to $9.375
Exercised . . . . . . . . . . . . . .         (59)         $3.25 to $9.375
Cancelled . . . . . . . . . . . . . .         (13)         $3.25 to $9.375
Outstanding at July 31, 1997. . . . .         348          $3.25 to $9.375
Granted . . . . . . . . . . . . . . .         189         $11.00 to $14.5625
Exercised . . . . . . . . . . . . . .         (90)         $3.25 to $11.00
Cancelled . . . . . . . . . . . . . .         (25)         $4.25 to $11.00
Outstanding at July 31, 1998. . . . .         422          $3.25 to $14.5625
Granted . . . . . . . . . . . . . . .         174        $11.125 to $12.875
Exercised . . . . . . . . . . . . . .         (63)         $3.25 to $11.125
Cancelled . . . . . . . . . . . . . .         (24)        $9.375 to $11.125
OUTSTANDING AT JULY 31, 1999. . . . .         509          $3.25 TO $14.5625

     The number of shares exercisable at July 31, 1999 and 1998, were 281,000 and 244,000, respectively. As of July 31, 1999, 1998 and 1997, the number of shares available for grant were 668,000, 217,000 and 381,000, respectively.

     During fiscal 1991, the Board of Directors approved the granting of nonqualified stock options to purchase 110,000 shares at an option price of $4.13 to the Chief Executive Officer of the Company. In fiscal 1992, an option to purchase 50,000 shares was granted to another officer of the Company at an option price of $3.25 with an expiration date of November 30, 1998. Options for 25,100 and 24,900 shares were exercised during fiscal 1998 and 1999, respectively. In fiscal 1996, an option to purchase 50,000 shares was granted to a subsidiary officer at an option price of $8.375 and was exercisable 20% at July 31, 1997, and 50%, 20% and 10% on or after October 13, 1997, April 13, 1998, and April 13, 1999, respectively, with no expiration date, except in the event of termination, disability or death provided that the subsidiary officer has been employed through such date. Options for 8,000 shares were exercised during fiscal 1998. The remaining options are exercisable at any time after the date of grant with no expiration date, except in the event of termination, disability or death. All of the option prices are equivalent to 100% of market value at date of grant.

     The Company applies Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per common share would have been reduced in 1999, 1998 and 1997 as follows:

                                          -------------------- ------------------- --------------------
                                                  1999                1998                 1997
                                          -------------------- ------------------- --------------------
Net income - as reported . . . . . . .         $5,406,000          $5,313,000           $7,815,000
Net income - pro forma . . . . . . . .         $4,799,000          $4,908,000           $7,617,000

Diluted net income per common share -
  as reported  . . . . . . . . . . . .               $.92                $.90                $1.30
Diluted net income per common share -
  pro forma  . . . . . . . . . . . . .               $.82                $.83                $1.27

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                       ------------------- ------------------- -------------------
                                              1999                1998                1997
                                       ------------------- ------------------- -------------------
Expected dividend yield. . . . . . . .        .73%                .61%                .98%
Expected stock price volatility. . . .       29.7%               32.7%               31.0%
Risk-free interest rate. . . . . . . .        5.0%                6.1%                6.7%
Expected life of option. . . . . . . .      7 YEARS             7 years             7 years

     Transactions from August 1, 1996 through July 31, 1999, under the above plans were as follows:

                                                                                     Weighted Average
                          Number of                                      Weighted        Life
                            Shares              Option Price              Average      Remaining
                         (In thousands)          per Share                 Price        (Years)
Options at
 August 1, 1996 . .           573              $3.25 to $10.50             $4.87         7.18
Granted . . . . . .           160            $7.1875 to $9.6875            $8.84
Exercised . . . . .           (59)             $3.25 to $9.375             $4.69
Cancelled . . . . .           (13)             $3.25 to $9.375             $7.26
Outstanding at
 July 31, 1997. . .           661              $3.25 to $10.50             $5.78         6.83
Granted . . . . . .           211           $10.1875 to $14.625           $11.95
Exercised . . . . .          (194)             $3.25 to $12.0313           $5.75
Cancelled . . . . .           (25)             $4.25 to $11.00             $8.65
Outstanding at
 July 31, 1998. . .           653              $3.25 to $14.625            $7.67         6.73
Granted . . . . . .           194            $11.125 to $14.625           $11.60
Exercised . . . . .           (88)             $3.25 to $11.125            $5.44
Cancelled . . . . .           (30)            $9.375 to $14.625           $11.13
OUTSTANDING AT
 JULY 31, 1999. . .           729              $3.25 TO $14.625            $8.85         6.71

EXERCISABLE AT
 JULY 31, 1999. . .           501              $3.25 TO $14.625            $7.63

     The following table segregates the outstanding options at July 31, 1999, into four ranges:

-------------------------------------------------------------------------------------
                                                                          Weighted
            Options            Range of Option                            Average
          Outstanding              Prices                 Weighted         Life
              (In                per Share                 Average       Remaining
           thousands)                                       Price          (Years)
-------------------------------------------------------------------------------------
               198              $3.25 to $4.25               $3.92         2.95
               252             $4.3125 to $11.00             $9.09         7.08
               200             $11.125 to $12.50            $11.48         9.12
                79             $12.75 to $14.625            $13.65         8.80
               --
              729
              ===

Note 12 CASH FLOW INFORMATION

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

Supplemental disclosures of cash flow information:

                                  ------------------------------
                                    1999       1998      1997
                                  ------------------------------
                                          (In thousands)
Interest paid . . . . . . . . .       $950      $368      $735
Income taxes paid . . . . . . .     $3,208    $2,225    $6,431

Non-cash investing and financing activities:

     During fiscal 1999, Condor acquired certain of the net operating assets of Todd Products for $7,430,000. In conjunction with the acquisition, liabilities were assumed as follows:

    Fair value of assets acquired . . . . . .                 $12,738,000
    Cash paid . . . . . . . . . . . . . . . .                  $7,430,000
    Liabilities assumed . . . . . . . . . . .                  $5,308,000

     During fiscal 1999 the Company acquired all of the capital stock of RFL for $12,462,000. In conjunction with the acquisition, liabilities were assumed as follows:

    Fair value of assets acquired . . . . . .                 $16,417,000
    Cash paid for the capital stock . . . . .                 $12,387,000
    Liabilities assumed . . . . . . . . . . .                  $5,166,000

     During fiscal 1998, the Company acquired all of the capital stock of EME for $9,500,000. In conjunction with the acquisition, liabilities were assumed as follows:

    Fair value of assets acquired . . . . . .                 $15,729,000
    Cash paid for the capital stock . . . . .                  $9,500,000
    Liabilities assumed . . . . . . . . . . .                  $6,229,000

                                                              SL Industries, Inc
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 INDUSTRY SEGMENTS

Under the disclosure requirements of SFAS 131, the Company classifies its operations into the following six business segments: Power Supplies, Power Conditioning and Distribution Units ("PCDUs"), Motion Control Systems, Electric Utility Equipment Protection Systems, Surge Suppressors and Other. The power supplies segment designs and manufactures a wide range of standard and custom power supply products which convert AC to DC power which is the electrical current used to operate customers' end products. Uninterruptible power supplies that provide back-up power in the event of a power failure are also designed and manufactured by this segment. The power conditioning and distribution units segment designs and manufactures customized PCDUs and wiring systems which provide voltage conversion and stabilization, system control, power distribution for aerospace passenger entertainment units and automotive applications. The motion control systems' segment designs and manufactures intelligent, high power density, precision motors and actuators for both commercial and military aerospace applications. The electric utility equipment protection systems' segment designs and manufactures teleprotection products/systems that are used to protect electric-utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. The surge suppressors segment designs and manufactures products to protect electrical equipment from damage or destruction due to sudden power surges. The other segment includes corporate related items not allocated to reportable segments and the results of insignificant operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1 for additional information). The Company's reportable segments are managed separately because each offers different products and services and requires different marketing strategies.

     The segments' operations are conducted through domestic and foreign subsidiaries. During fiscal 1999, 1998 and 1997, sales between segments were not material. No single customer accounts for more than 10% of consolidated net sales.

                              --------------------------------------------
                                  1999         1998(1)          1997(1)
                              --------------------------------------------
                                           (In thousands)
NET SALES
Power Supplies. . . . . . .     $ 33,669       $ 36,711        $ 36,059
PCDUs . . . . . . . . . . .       24,906         19,707          15,418
Motion Control Systems. . .       23,476         16,100          11,243
Electric Utility Equipment
  Protection Systems. . . .        5,274              -               -
Surge Suppressors . . . . .       33,041         41,513          41,132
Other (2) . . . . . . . . .        4,762          4,181          11,835
                               ============= =============== ==============
Consolidated. . . . . . . .     $125,128       $118,212        $115,687
                               ============= =============== ==============

OPERATING INCOME
Power Supplies. . . . . . .      $ 5,723         $5,556          $3,954
PCDUs . . . . . . . . . . .        2,710          2,992           2,257
Motion Control Systems. . .        2,345          1,365             965
Electric Utility Equipment
  Protection Systems. . . .          510              -               -
Surge Suppressors . . . . .         (624)         1,679           2,188
Other . . . . . . . . . . .       (1,456)        (2,812)         (2,109)
                               ------------- --------------- --------------
  Total . . . . . . . . . .        9,208          8,780           7,255
Gain on disposition . . . .            -              -           5,888
Interest income . . . . . .          272            214             301
Interest expense. . . . . .         (993)          (427)           (680)
                               ============= =============== ==============
Consolidated income
  before income taxes . . .       $8,487         $8,567         $12,764
                               ============= =============== ==============


IDENTIFIABLE ASSETS
Power Supplies. . . . . . .      $26,317        $11,580         $12,260
PCDUs . . . . . . . . . . .       17,640         16,642           9,914
Motion Control Systems. . .       18,046         16,722           6,445
Electric Utility Equipment
  Protection Systems. . . .       17,300              -               -
Surge Suppressors . . . . .       13,147         12,674          16,877
Other . . . . . . . . . . .       20,236         23,296          21,308
                               ============= =============== ==============
Consolidated. . . . . . . .     $112,686        $80,915         $66,804
                               ============= =============== ==============

CAPITAL EXPENDITURES (3)
Power Supplies. . . . . . .       $  273         $  375         $  380
PCDUs . . . . . . . . . . .          444            408            433
Motion Control Systems. . .          894            789            215
Electric Utility Equipment
  Protection Systems. . . .          151              -              -
Surge Suppressors . . . . .          714            652            663
Other . . . . . . . . . . .          212            532            406
                               ============= =============== ==============
Consolidated. . . . . . . .       $2,688         $2,756         $2,097
                               ============= =============== ==============

                                 1999           1998(1)        1997(1)
                              ----------    ------------    ------------
                                           (In thousands)

DEPRECIATION AND
  AMORTIZATION
Power Supplies. . . . . . .       $  750         $  571         $  675
PCDUs . . . . . . . . . . .        1,124            931            626
Motion Control Systems. . .          670            341            196
Electric Utility Equipment
  Protection Systems. . . .          169              -              -
Surge Suppressors . . . . .          714            739            619
Other . . . . . . . . . . .          454            461            584
                               ============= =============== ==============
Consolidated. . . . . . . .       $3,881         $3,043         $2,700
                               ============= =============== ==============


(1)    Reclassified to conform with current year's presentation.

(2)    Fiscal 1997 includes nine months net sales of SL Auburn, Inc.

(3)    Excludes assets acquired in business combinations.

     Financial information relating to the Company's segments by geographic area is as follows:

                            -----------  ------------  ------------
                               1999         1998          1997
                            -----------  ------------  ------------
                                   (In thousands)
NET SALES (1)
United States . . . . . . .   $99,182      $110,926      $108,212
Germany . . . . . . . . . .    14,917         1,531             -
Other Foreign . . . . . . .    11,029         5,755         7,475
                            ===========  ============  ============
Consolidated. . . . . . . .  $125,128      $118,212      $115,687
                            ===========  ============  ============

LONG-LIVED ASSETS
United States . . . . . . .   $31,805       $14,487       $13,750
Germany . . . . . . . . . .     9,639         9,881             -
Other Foreign . . . . . . .     2,322         1,227         1,098
                            ===========  ============  ============
Consolidated. . . . . . . .   $43,766       $25,595       $14,848
                            ===========  ============  ============

(1)    Net sales are attributed to countries based on location of customer.


                                                              SL Industries, Inc
--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF SL INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheets of SL Industries, Inc. and subsidiaries as of July 31, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SL Industries, Inc. and subsidiaries as of July 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1999, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Arthur Andersen LLP

Philadelphia, PA
September 10, 1999

SL INDUSTRIES, INC.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



                                      ---------------------------------------------------------------------------------------------
                                                                               Quarter Ended
                                      ---------------------------------------------------------------------------------------------
                                              October 31,          January 31,              April 30,                July 31,
                                      ---------------------------------------------------------------------------------------------
                                         1998        1997        1999        1998        1999        1998        1999         1998
                                      ----------------------------------------------------------------------------------------------
                                                                  (In thousands, except per share data)
Net sales                               $30,247     $29,455     $29,084     $28,559     $30,474     $29,340     $35,323     $30,858
Gross margin                            $10,335     $10,491     $ 9,654     $10,096     $10,539     $10,635     $11,792     $10,981
Income before income taxes              $ 1,991     $ 1,893     $ 1,941     $ 2,023     $ 2,382     $ 2,249     $ 2,173     $ 2,402
Net income                              $ 1,213     $ 1,182     $ 1,329     $ 1,225     $ 1,402     $ 1,405     $ 1,462     $ 1,501
Diluted net income per common share     $  0.21     $  0.20     $  0.22     $  0.21     $  0.24     $  0.24     $  0.25     $  0.25


28